FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2010

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____                                                      Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ____                                           No   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ____                                           No   X

Indicate by check mark whether by furnishing the information contained in this
Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ____                                           No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item

1.	Management’s Report on Internal Control over Financial Reporting

2.	Reports of Independent Registered Public Accounting Firm

3.	Financial Statements and Notes thereto (U.S. GAAP)

4.	Management’s Discussion and Analysis (U.S. GAAP)

5.	Certificate of CEO Regarding Facts and Circumstances Relating to Exchange Act Filings

6.	Certificate of CFO Regarding Facts and Circumstances Relating to Exchange Act Filings

Item1
Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.  Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.
Management has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2009 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework. Based on this assessment, management has determined that the Company's internal control over financial reporting was effective as of December 31, 2009.
KPMG LLP, an independent registered public accounting firm, has issued an unqualified audit report on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009 and has also expressed an unqualified opinion on the Company's 2009 consolidated financial statements as stated in their Reports of Independent Registered Public Accounting Firm dated February 5, 2010.

(s) Claude Mongeau
President and Chief Executive Officer

February 5, 2010

(s) Luc Jobin
Executive Vice-President and Chief Financial Officer

February 5, 2010

Item 2
Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of the Canadian National Railway Company

We have audited the accompanying consolidated balance sheets of the Canadian National Railway Company (the “Company”) as of December 31, 2009 and 2008, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with generally accepted accounting principles in the United States.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated February 5, 2010 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

(s) KPMG LLP*
Chartered Accountants

Montreal, Canada
February 5, 2010

* CA Auditor permit no. 23443
KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of the Canadian National Railway Company

We have audited the Canadian National Railway Company’s (the “Company”) internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the COSO.

We also have audited, in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2009 and 2008, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2009, and our report dated February 5, 2010 expressed an unqualified opinion on those consolidated financial statements.

(s) KPMG LLP*
Chartered Accountants

Montreal, Canada February 5, 2010 *CA Auditor permit no. 23443

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

Item 3
Consolidated Statement of Income U.S. GAAP

In millions, except per share data	Year ended December 31,	2009	2008	2007

Revenues		$7,367	$8,482	$7,897

Operating expenses
Labor and fringe benefits		1,696	1,674	1,701
Purchased services and material		1,027	1,137	1,045
Fuel		769	1,403	1,026
Depreciation and amortization		790	725	677
Equipment rents		284	262	247
Casualty and other		395	387	325
Total operating expenses		4,961	5,588	5,021

Operating income		2,406	2,894	2,876

Interest expense		(412)	(375)	(336)
Other income (Note 13)		267	26	166
Income before income taxes		2,261	2,545	2,706

Income tax expense (Note 14)		(407)	(650)	(548)
Net income		$1,854	$1,895	$2,158

Earnings per share (Note 16)
Basic		$3.95	$3.99	$4.31
Diluted		$3.92	$3.95	$4.25

Weighted-average number of shares
Basic		469.2	474.7	501.2
Diluted		473.5	480.0	508.0

See accompanying notes to consolidated financial statements.

Consolidated Statement of Comprehensive Income U.S. GAAP
In millions	Year ended December 31,	2009	2008	2007

	Net income	$1,854	$1,895	$2,158

	Other comprehensive income (loss) (Note 19)
	Unrealized foreign exchange gain (loss) on:
	Translation of the net investment in foreign operations	(998)	1,259	(1,004)
	Translation of US dollar-denominated long-term debt designated as
	a hedge of the net investment in U.S. subsidiaries	976	(1,266)	788

	Pension and other postretirement benefit plans (Note 12):
	Net actuarial gain (loss) arising during the year	(868)	(452)	391
	Prior service cost arising during the year	(2)	(3)	(12)
	Amortization of net actuarial loss (gain) included in net periodic benefit cost (income)	2	(2)	49
	Amortization of prior service cost included in net periodic benefit cost (income)	5	21	21

	Derivative instruments (Note 18)	-	-	(1)

	Other comprehensive income (loss) before income taxes	(885)	(443)	232

	Income tax recovery (expense)	92	319	(219)

	Other comprehensive income (loss)	(793)	(124)	13

	Comprehensive income	$1,061	$1,771	$2,171

	See accompanying notes to consolidated financial statements.

Consolidated Balance Sheet U.S. GAAP
In millions	December 31,	2009	2008

Assets

Current assets
Cash and cash equivalents		$352	$413
Accounts receivable (Note 4)		797	913
Material and supplies		170	200
Deferred income taxes (Note 14)		105	98
Other		66	132
		1,490	1,756

Properties (Note 5)		22,630	23,203
Intangible and other assets (Note 6)		1,056	1,761

Total assets		$25,176	$26,720

Liabilities and shareholders’ equity

Current liabilities
Accounts payable and other (Note 7)		$1,167	$1,386
Current portion of long-term debt (Note 9)		70	506

		1,237	1,892

Deferred income taxes (Note 14)		5,119	5,511
Other liabilities and deferred credits (Note 8)		1,196	1,353
Long-term debt (Note 9)		6,391	7,405

Shareholders’ equity
Common shares (Note 10)		4,266	4,179
Accumulated other comprehensive loss (Note 19)		(948)	(155)
Retained earnings		7,915	6,535

		11,233	10,559

Total liabilities and shareholders’ equity		$25,176	$26,720

On behalf of the Board:

David G.A. McLean	Claude Mongeau
Director	Director

See accompanying notes to consolidated financial statements.

Consolidated Statement of Changes in Shareholders’ Equity U.S. GAAP
	Issued and		Accumulated
	outstanding		other		Total
	common	Common	comprehensive	Retained	shareholders’
In millions	shares	shares	loss	earnings	equity

Balances at December 31, 2006	512.4	$4,459	$(44)	$5,409	$9,824

Adoption of accounting pronouncements (Note 2)	-	-	-	95	95
Restated balances, beginning of year	512.4	4,459	(44)	5,504	9,919

Net income	-	-	-	2,158	2,158
Stock options exercised and other (Notes 10, 11)	3.0	89	-	-	89
Share repurchase programs (Note 10)	(30.2)	(265)	-	(1,319)	(1,584)
Other comprehensive income (Note 19)	-	-	13	-	13
Dividends ($0.84 per share)	-	-	-	(418)	(418)
Balances at December 31, 2007	485.2	4,283	(31)	5,925	10,177

Net income	-	-	-	1,895	1,895
Stock options exercised and other (Notes 10, 11)	2.4	68	-	-	68
Share repurchase programs (Note 10)	(19.4)	(172)	-	(849)	(1,021)
Other comprehensive loss (Note 19)	-	-	(124)	-	(124)
Dividends ($0.92 per share)	-	-	-	(436)	(436)
Balances at December 31, 2008	468.2	4,179	(155)	6,535	10,559

Net income	-	-	-	1,854	1,854
Stock options exercised and other (Notes 10, 11)	2.8	87	-	-	87
Other comprehensive loss (Note 19)	-	-	(793)	-	(793)
Dividends ($1.01 per share)	-	-	-	(474)	(474)
Balances at December 31, 2009	471.0	$4,266	$(948)	$7,915	$11,233

See accompanying notes to consolidated financial statements.

Consolidated Statement of Cash Flows                                                                                       U.S. GAAP
In millions	Year ended December 31,	2009	2008	2007

Operating activities
Net income		$1,854	$1,895	$2,158
Adjustments to reconcile net income to net cash provided from operating activities:
Depreciation and amortization		790	725	678
Deferred income taxes (Note 14)		138	230	(82)
Gain on disposal of property (Note 5)		(226)	-	(92)
Gain on disposal of investment (Note 6)		-	-	(61)
Other changes in:
Accounts receivable (Note 4)		39	(432)	229
Material and supplies		32	(23)	18
Accounts payable and other		(204)	(127)	(396)
Other current assets		77	37	84
Other		(221)	(274)	(119)
Cash provided from operating activities		2,279	2,031	2,417

Investing activities
Property additions		(1,402)	(1,424)	(1,387)
Acquisitions, net of cash acquired (Note 3)		(373)	(50)	(25)
Disposal of property (Note 5)		231	-	351
Disposal of investment (Note 6)		-	-	114
Other, net		107	74	52
Cash used by investing activities		(1,437)	(1,400)	(895)

Financing activities
Issuance of long-term debt		1,626	4,433	4,171
Reduction of long-term debt		(2,109)	(3,589)	(3,589)
Issuance of common shares due to exercise of stock options and
related excess tax benefits realized (Note 11)		73	54	77
Repurchase of common shares (Note 10)		-	(1,021)	(1,584)
Dividends paid		(474)	(436)	(418)
Cash used by financing activities		(884)	(559)	(1,343)

Effect of foreign exchange fluctuations on US dollar-denominated cash and cash equivalents		(19)	31	(48)

Net increase (decrease) in cash and cash equivalents		(61)	103	131

Cash and cash equivalents, beginning of year		413	310	179

Cash and cash equivalents, end of year		$352	$413	$310

Supplemental cash flow information
Net cash receipts from customers and other		$7,505	$8,012	$8,139
Net cash payments for:
Employee services, suppliers and other expenses		(4,314)	(4,920)	(4,323)
Interest		(407)	(396)	(340)
Workforce reductions (Note 8)		(17)	(22)	(31)
Personal injury and other claims (Note 17)		(112)	(91)	(86)
Pensions (Note 12)		(131)	(127)	(75)
Income taxes (Note 14)		(245)	(425)	(867)
Cash provided from operating activities		$2,279	$2,031	$2,417
See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements U.S. GAAP
Canadian National Railway Company, together with its wholly owned subsidiaries, collectively “CN” or “the Company,” is engaged in the rail and related transportation business. CN spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans and Mobile, Alabama, and the key cities of Toronto, Buffalo, Chicago, Detroit, Duluth, Minnesota/Superior, Wisconsin, Green Bay, Wisconsin, Minneapolis/St. Paul, Memphis, St. Louis, and Jackson, Mississippi, with connections to all points in North America. CN’s freight revenues are derived from the movement of a diversified and balanced portfolio of goods, including petroleum and chemicals, grain and fertilizers, coal, metals and minerals, forest products, intermodal and automotive.

1 – Summary of significant accounting policies

These consolidated financial statements are expressed in Canadian dollars, except where otherwise indicated, and have been prepared in accordance with United States generally accepted accounting principles (U.S. GAAP). The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates, including those related to personal injury and other claims, environmental claims, depreciation, pensions and other postretirement benefits, and income taxes, based upon currently available information.  Actual results could differ from these estimates.

A. Principles of consolidation
These consolidated financial statements include the accounts of all subsidiaries. The Company’s investments in which it has significant influence are accounted for using the equity method and all other investments are accounted for using the cost method.

B. Revenues
Freight revenues are recognized using the percentage of completed service method based on the transit time of freight as it moves from origin to destination. Costs associated with movements are recognized as the service is performed. Revenues are presented net of taxes collected from customers and remitted to governmental authorities.

C. Foreign exchange
All of the Company’s United States (U.S.) operations are self-contained foreign entities with the US dollar as their functional currency. Accordingly, the U.S. operations’ assets and liabilities are translated into Canadian dollars at the rate in effect at the balance sheet date and the revenues and expenses are translated at average exchange rates during the year. All adjustments resulting from the translation of the foreign operations are recorded in Other comprehensive income (loss) (see Note 19 – Accumulated other comprehensive loss).
The Company designates the US dollar-denominated long-term debt of the parent company as a foreign exchange hedge of its net investment in U.S. subsidiaries. Accordingly, unrealized foreign exchange gains and losses, from the dates of designation, on the translation of the US dollar-denominated long-term debt are also included in Other comprehensive income (loss).

D. Cash and cash equivalents
Cash and cash equivalents include highly liquid investments purchased three months or less from maturity and are stated at cost, which approximates market value.

Notes to Consolidated Financial Statements U.S. GAAP
E. Accounts receivable
Accounts receivable are recorded at cost net of billing adjustments and an allowance for doubtful accounts. The allowance for doubtful accounts is based on expected collectability and considers historical experience as well as known trends or uncertainties related to account collectability. Any gains or losses on the sale of accounts receivable are calculated by comparing the carrying amount of the accounts receivable sold to the total of the cash proceeds on sale and the fair value of the retained interest in such receivables on the date of transfer. Costs related to the sale of accounts receivable are recognized in earnings in the period incurred.

F. Material and supplies
Material and supplies, which consist mainly of rail, ties, and other items for construction and maintenance of property and equipment, as well as diesel fuel, are valued at weighted-average cost.

G. Properties
Railroad properties are carried at cost less accumulated depreciation including asset impairment write-downs. Labor, materials and other costs associated with the installation of rail, ties, ballast and other track improvements are capitalized to the extent they meet the Company’s minimum threshold for capitalization. Major overhauls and large refurbishments are also capitalized when they result in an extension to the useful life or increase the functionality of the asset.  Included in property additions are the costs of developing computer software for internal use.  Maintenance costs are expensed as incurred.
Upon sale or retirement of railroad properties in the normal course of business, cost less net salvage value is charged to accumulated depreciation, in accordance with the group method of depreciation and no gain or loss is recognized in income. The Company reviews the carrying amounts of properties held and used whenever events or changes in circumstances indicate that such carrying amounts may not be recoverable based on future undiscounted cash flows.  Assets that are deemed impaired as a result of such review are recorded at the lower of carrying amount or fair value.
Assets held for sale are measured at the lower of their carrying amount or fair value, less cost to sell. Losses resulting from significant line sales are recognized in income when the asset meets the criteria for classification as held for sale, whereas losses resulting from significant line abandonments are recognized in the statement of income when the asset ceases to be used. Gains are recognized in income when they are realized.

H. Depreciation
The cost of properties, including those under capital leases, net of asset impairment write-downs, is depreciated on a straight-line basis over their estimated useful lives as follows:

Asset class	Annual rate
Track and roadway	2%
Rolling stock	3%
Buildings	3%
Information technology	15%
Other	8%

The Company follows the group method of depreciation whereby a single depreciation rate is applied to the gross investment in a class of similar assets, despite small differences in the service life or salvage value of individual property units within the same asset class. As such, the Company conducts comprehensive depreciation studies on a periodic basis to assess the reasonableness of the lives of properties based upon current information and historical activities. Changes in estimated useful lives are accounted for prospectively.

Notes to Consolidated Financial Statements U.S. GAAP
The Company intends to perform a comprehensive depreciation study for its U.S. rolling stock and equipment that is expected to be completed in 2010. In 2008, the Company completed a depreciation study of its Canadian properties, plant and equipment, that resulted in an increase in depreciation expense of $20 million for the 12-month period ended December 31, 2008 compared to the same period in 2007.

I. Intangible assets
Intangible assets consist mainly of customer contracts and relationships assumed through past acquisitions and are being amortized on a straight-line basis over 40 to 50 years.

J. Pensions
Pension costs are determined using actuarial methods.  Net periodic benefit cost is charged to income and includes:
(i)	the cost of pension benefits provided in exchange for employees’ services rendered during the year;
(ii)	the interest cost of pension obligations;
(iii)	the expected long-term return on pension fund assets;
(iv)	the amortization of prior service costs and amendments over the expected average remaining service life of the employee group covered by the plans; and
(v)
the amortization of cumulative net actuarial gains and losses in excess of 10% of, the greater of the beginning of year balances of the projected benefit obligation or market-related value of plan assets, over the expected average remaining service life of the employee group covered by the plans.

The pension plans are funded through contributions determined in accordance with the projected unit credit actuarial cost method.

K. Postretirement benefits other than pensions
The Company accrues the cost of postretirement benefits other than pensions using actuarial methods. These benefits, which are funded as they become due, include life insurance programs, medical benefits and, for a closed group of employees, free rail travel benefits.
The Company amortizes the cumulative net actuarial gains and losses in excess of 10% of the projected benefit obligation at the beginning of the year, over the expected average remaining service life of the employee group covered by the plan.

L. Personal injury and other claims
In Canada, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and third-party administration costs.
In the U.S., the Company accrues the expected cost for personal injury, property damage and occupational disease claims, based on actuarial estimates of their ultimate cost.

For all other legal actions in Canada and the U.S., the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

M. Environmental expenditures
Environmental expenditures that relate to current operations are expensed unless they relate to an improvement to the property. Expenditures that relate to an existing condition caused by past operations and which are not expected to contribute to current or future operations are expensed. Environmental liabilities are recorded when environmental assessments occur and/or remedial efforts are probable, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated.

Notes to Consolidated Financial Statements U.S. GAAP
N. Income taxes
The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, the change in the net deferred tax asset or liability is included in the computation of net income or Other comprehensive income (loss). Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.

O. Derivative financial instruments
The Company uses derivative financial instruments from time to time in the management of its interest rate and foreign currency exposures. Derivative instruments are recorded on the balance sheet at fair value and the changes in fair value are recorded in earnings or Other comprehensive income (loss) depending on the nature and effectiveness of the hedge transaction. Income and expense related to hedged derivative financial instruments are recorded in the same category as that generated by the underlying asset or liability.

P. Stock-based compensation
The Company follows the fair value based approach for stock option awards based on the grant-date fair value using the Black-Scholes option-pricing model. The Company expenses the fair value of its stock option awards on a straight-line basis, over the period during which an employee is required to provide service (requisite service period) or until retirement eligibility is attained, whichever is shorter. The Company also follows the fair value based approach for cash settled awards. Compensation cost for cash settled awards is based on the fair value of the awards at period-end and is recognized over the period during which an employee is required to provide service (requisite service period) or until retirement eligibility is attained, whichever is shorter. See Note 11– Stock plans, for the assumptions used to determine fair value and for other required disclosures.

Q. Recent accounting pronouncements
In June 2009, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 166, “Accounting for Transfers of Financial Assets - an amendment of FASB Statement No.140,” and SFAS No. 167, “Amendments to FASB Interpretation (FIN) No. 46(R)” which are effective for fiscal years and interim periods beginning after November 15, 2009.  In December 2009, the FASB issued Accounting Standards Update (ASU) No. 2009-16 and ASU No. 2009-17, which amend the Accounting Standards Codification (ASC) for SFAS No. 166 and SFAS No. 167, respectively.
ASU No. 2009-16 modifies FASB ASC 860, “Accounting for Transfers of Financial Assets,” to change the circumstances in which a transferor derecognizes a portion or component of a financial asset, defines the term participating interest to establish specific conditions for reporting a transfer of a portion of a financial asset as a sale and clarifies the determination of whether a transferor has surrendered control over transferred financial assets. The update requires enhanced disclosures about transfers of financial assets and a transferor’s continuing involvement with transfers of financial assets that are accounted for as sales.
ASU No. 2009-17 modifies FASB ASC 810, “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities,” to amend certain guidance for determining whether an entity is a variable interest entity, requires more frequent analysis to determine whether an enterprise has a controlling financial interest in or is the primary beneficiary of a variable interest entity, and eliminates the quantitative approach previously required for determining the primary beneficiary of a variable interest entity. The update requires enhanced disclosures about an enterprise’s involvement in a variable interest entity.
The Company has determined that the update to standards FASB ASC 860 and FASB ASC 810 have no impact on the Company’s financial statements.

Notes to Consolidated Financial Statements U.S. GAAP
2 – Accounting changes

On January 1, 2009, the Company adopted the new requirements of the FASB ASC 805, “Business Combinations,” relating to the accounting for business combinations (previously SFAS No. 141 (R)), which became effective for acquisitions with an acquisition date on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Until December 31, 2008, the Company was subject to the requirements of SFAS No. 141, “Business Combinations,” which required that acquisition-related costs be included as part of the purchase cost of an acquired business. As such, the Company had reported acquisition-related costs in Other current assets pending the closing of its acquisition of the Elgin, Joliet and Eastern Railway Company (EJ&E), which had been subject to an extensive U.S. Surface Transportation Board (STB) approval process. On January 31, 2009, the Company completed its acquisition of the EJ&E and accounted for the acquisition under the revised standard. The Company has incurred acquisition-related costs, including costs to obtain regulatory approval, of approximately $49 million, which were expensed and reported in Casualty and other in the Consolidated Statement of Income for the year ended December 31, 2009 pursuant to FASB ASC 805 requirements. At the time of adoption, this change in accounting policy had the effect of decreasing net income by $28 million ($0.06 per basic or diluted earnings per share) and Other current assets by $46 million. This change had no effect on the Consolidated Statement of Cash Flows. Disclosures prescribed by FASB ASC 805 are presented in Note 3 – Acquisitions.

2007
Income taxes
On January 1, 2007, the Company adopted FIN No. 48, “Accounting for Uncertainty in Income Taxes” (now referred to as FASB ASC 740, “Income Taxes”), which prescribes the criteria for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  This Interpretation also provided guidance on derecognition, classification, interest and penalties, disclosure, and transition.  The application of FIN No. 48 on January 1, 2007 had the effect of decreasing the net deferred income tax liability and increasing Retained earnings by $98 million.  Disclosures prescribed by FIN No. 48 are presented in Note 14 – Income taxes.

Pensions and other postretirement benefits
On January 1, 2007, pursuant to SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)” (now referred to as FASB ASC 715, “Compensation – Retirement Benefits”), the Company early adopted the requirement to measure the defined benefit plan assets and the projected benefit obligation as of the date of the fiscal year-end statement of financial position for its U.S. plans.  The Company elected to use the 15-month transition method, which allowed for the extrapolation of net periodic benefit cost based on the September 30, 2006 measurement date to the fiscal year-end date of December 31, 2007.  As a result, the Company recorded a reduction of $3 million to Retained earnings at January 1, 2007, which represented the net periodic benefit cost pursuant to the actuarial valuation attributable to the period between the early measurement date of September 30, 2006 and January 1, 2007 (the date of adoption).

3 – Acquisitions

On January 31, 2009, the Company acquired the principal rail lines of the EJ&E for a total cash consideration of US$300 million (C$373 million), paid with cash on hand. The EJ&E is a short-line railway previously owned by U.S. Steel Corporation (U.S. Steel) that operates over 198 miles of track in and around Chicago. It serves steel mills, petrochemical customers, utility plants and distribution centers in northeastern Illinois and northwestern Indiana, and connects with all the major railroads entering and exiting Chicago. Under the terms of the acquisition agreement, the Company acquired substantially all of the railroad operations of EJ&E, except those that support the Gary Works site in northwest Indiana and the steelmaking operations of U.S. Steel. The acquisition is expected to drive new efficiencies and operating improvements on CN’s network as a result of streamlined rail operations and reduced congestion in the Chicago area.

Notes to Consolidated Financial Statements U.S. GAAP
The Company and EJ&E had entered into the acquisition agreement on September 25, 2007, and the Company had filed an application for authorization of the transaction with the STB on October 30, 2007. Following an extensive regulatory approval process, which included an Environmental Impact Statement (EIS) that resulted in conditions imposed to mitigate municipalities’ concerns regarding increased rail activity expected along the EJ&E line, the STB approved the transaction on December 24, 2008. The STB also imposed a five-year monitoring and oversight condition, during which the Company is required to file with the STB monthly operational reports as well as quarterly reports on the implementation status of the STB-imposed mitigation conditions. This permits the STB to take further action if there is a material change in the facts and circumstances upon which it relied in imposing the specific mitigation conditions. Over the next few years, the Company has committed to spend approximately US$100 million for railroad infrastructure improvements and over US$60 million under a series of agreements with individual communities, a comprehensive voluntary mitigation program that addresses municipalities’ concerns, and additional STB-imposed conditions that the Company has accepted with one exception. The Company has filed an appeal challenging the STB's condition requiring the installation of grade separations at two locations along the EJ&E at Company funding levels significantly beyond prior STB practice. Although the STB granted the Company’s application to acquire control of the EJ&E, challenges have since been made by certain communities as to the sufficiency of the EIS which, if successful, could result in further consideration of the environmental impact of the transaction and mitigation conditions imposed. The Company strongly disputes the merit of these challenges, and has intervened in support of the STB’s defense against them. The final outcome of such challenges, as well as the resolution of matters that could arise during the STB's five-year oversight of the transaction, cannot be predicted with certainty, and therefore, there can be no assurance that their resolution will not have a material adverse effect on the Company’s financial position or results of operations.
The Company has accounted for the acquisition using the acquisition method of accounting pursuant to the new requirements of FASB ASC 805, “Business Combinations,” which the Company adopted on January 1, 2009. As such, the consolidated financial statements of the Company include the assets, liabilities and results of operations of EJ&E as of January 31, 2009, the date of acquisition. The costs incurred to acquire the EJ&E of approximately $49 million were expensed and reported in Casualty and other in the Consolidated Statement of Income for the year ended December 31, 2009 (see Note 2 – Accounting changes).
     The following table summarizes the consideration paid for EJ&E and the finalized fair value of the assets acquired and liabilities assumed that were recognized at the acquisition date.

In US millions	At January 31, 2009

Consideration
Cash	$300
Fair value of total consideration transferred	$300

Recognized amounts of identifiable assets acquired and liabilities assumed
Current assets	$4
Property, plant and equipment	310
Current liabilities	(4)
Other long-term liabilities	(10)
Total identifiable net assets	$300

The amount of revenues and net income of EJ&E included in the Company’s Consolidated Statement of Income from the acquisition date to December 31, 2009, were $74 million and $12 million, respectively. The Company has not provided supplemental pro forma information relating to the pre-acquisition period as it was not considered material to the results of operations of the Company.

Notes to Consolidated Financial Statements U.S. GAAP
2008
The Company acquired the three principal railway subsidiaries of the Quebec Railway Corp. (QRC) and a QRC rail-freight ferry operation for a total acquisition cost of $50 million, paid with cash on hand. The acquisition included:
(i)	Chemin de fer de la Matapedia et du Golfe, a 221-mile short-line railway;
(ii)	New Brunswick East Coast Railway, a 196-mile short-line railway;
(iii)	Ottawa Central Railway, a 123-mile short-line railway; and
(iv)	Compagnie de gestion de Matane Inc., a rail ferry which provides shuttle boat-rail freight service.

This acquisition was accounted for using the purchase method of accounting pursuant to SFAS No. 141, “Business Combinations.” As such, the Company’s consolidated financial statements include the assets, liabilities and results of operations of the acquired entities from the date of acquisition.

4 – Accounts receivable

In millions	December 31,	2009	2008
Freight		$567	$673
Non-freight		264	266
		831	939
Allowance for doubtful accounts		(34)	(26)

		$797	$913

The Company has a five-year agreement, expiring in May 2011, to sell an undivided co-ownership interest in a revolving pool of freight receivables to an unrelated trust for maximum cash proceeds of $600 million. In the fourth quarter of 2009, the Company reduced the program limit from $600 million to $350 million until September 30, 2010 to reflect the anticipated reduction in the use of the program. Thereafter, the program limit will remain at $600 million until the expiry of the program. The trust is a multi-seller trust and the Company is not the primary beneficiary. The trust was established in Ontario, Canada in 1994 by a Canadian bank to acquire receivables and interests in other financial assets from a variety of originators. Funding for the acquisition of these assets is customarily through the issuance of asset-backed commercial paper notes. The notes are secured by, and recourse is limited to, the assets purchased using the proceeds of the notes. At December 31, 2009, the trust held interests in 13 pools of assets and had notes outstanding of $1.3 billion. Pursuant to the agreement, the Company sells an interest in its receivables and receives proceeds net of the required reserve as stipulated in the agreement. The required reserve represents an amount set aside to allow for possible credit losses and is recognized by the Company as a retained interest and recorded in Other current assets in its Consolidated Balance Sheet.
The Company has retained the responsibility for servicing, administering and collecting the receivables sold and receives no fee for such ongoing servicing responsibilities. The average servicing period is approximately one month. During 2009, proceeds from collections reinvested in the securitization program were approximately $151 million ($3.3 billion in 2008) and purchases of previously transferred accounts receivable were approximately $4 million (nil in 2008). At December 31, 2009, the servicing asset and liability were not significant. Subject to customary indemnifications, the trust’s recourse is generally limited to the receivables.
The Company accounted for the accounts receivable securitization program as a sale, because control over the transferred accounts receivable was relinquished. Due to the relatively short collection period and the high quality of the receivables sold, the fair value of the undivided interest transferred to the trust approximated the book value thereof. As such, no gain or loss was recorded.
As at December 31, 2009, the Company had sold receivables that resulted in proceeds of $2 million under the accounts receivable securitization program ($71 million as at December 31, 2008), and recorded the retained interest of approximately 10% of this amount in Other current assets (retained interest of approximately 10% recorded as at December 31, 2008). The fair value of the retained interest approximated carrying value as a result of the short collection cycle and negligible credit losses.

Notes to Consolidated Financial Statements U.S. GAAP
Other income included $1 million in 2009, $10 million in 2008 and $24 million in 2007, for costs related to the agreement, which fluctuate with changes in prevailing interest rates (see Note 13 – Other income). These costs include interest, program fees and fees for unused committed availability.

5 – Properties

In millions	December 31, 2009			December 31, 2008
		Accumulated			Accumulated
	Cost	depreciation	Net	Cost	depreciation	Net
Track and roadway (1)	$24,334	$6,618	$17,716	$24,724	$6,643	$18,081
Rolling stock	4,679	1,581	3,098	4,833	1,585	3,248
Buildings	1,131	456	675	1,253	541	712
Information technology	797	255	542	739	187	552
Other	998	399	599	957	347	610
	$31,939	$9,309	$22,630	$32,506	$9,303	$23,203

Capital leases included in properties
Track and roadway (1)	$417	$38	$379	$418	$2	$416
Rolling stock	1,211	291	920	1,335	287	1,048
Buildings	109	11	98	109	7	102
Information technology	3	2	1	3	-	3
Other	105	29	76	122	30	92
	$1,845	$371	$1,474	$1,987	$326	$1,661

(1)
Includes the cost of land of $1,791 million and $1,827 million as at December 31, 2009 and 2008, respectively, of which $108 million was for right-of-way access and was recorded as a capital lease in both years.

Disposal of property
(i) Lower Newmarket subdivision
In November 2009, the Company entered into an agreement with Metrolinx to sell the property known as the Lower Newmarket subdivision in Vaughan and Toronto, Ontario, together with the rail fixtures and certain passenger agreements (collectively the “Rail Property”), for cash proceeds of $71 million before transaction costs. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Rail Property at its then current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $69 million ($59 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

(ii) Weston subdivision
In March 2009, the Company entered into an agreement with GO Transit to sell the property known as the Weston subdivision in Toronto, Ontario, together with the rail fixtures and certain passenger agreements (collectively the “Rail Property”), for cash proceeds of $160 million before transaction costs, of which $50 million placed in escrow at the time of disposal was entirely released by December 31, 2009 in accordance with the terms of the agreement. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Rail Property at its then current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $157 million ($135 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

Notes to Consolidated Financial Statements U.S. GAAP
(iii) Central Station Complex
In November 2007, the Company finalized an agreement with Homburg Invest Inc., to sell its Central Station Complex (CSC) in Montreal for proceeds of $355 million before transaction costs.  Under the agreement, the Company entered into long-term arrangements to lease back its corporate headquarters building and the Central Station railway passenger facilities.  The transaction resulted in a gain on disposal of $222 million, including amounts related to the corporate headquarters building and the Central Station railway passenger facilities, which are being deferred and amortized over their respective lease terms.  A gain of $92 million ($64 million after-tax) was recognized in Other income.

6 – Intangible and other assets

In millions	December 31,	2009	2008
Pension asset (Note 12)		$846	$1,522
Other receivables		67	83
Intangible assets (A)		58	65
Investments (B)		22	24
Other		63	67
		$1,056	$1,761

A. Intangible assets
Intangible assets consist mainly of customer contracts and relationships assumed through past acquisitions.

B. Investments
As at December 31, 2009, the Company had $18 million ($20 million as at December 31, 2008) of investments accounted for under the equity method and $4 million ($4 million as at December 31, 2008) of investments accounted for under the cost method.

The sale of investment in English Welsh and Scottish Railway (EWS) in November 2007 for cash proceeds of $114 million resulted in a gain on disposal of $61 million ($41 million after-tax) which was recorded in Other income. In addition, £18 million (C$36 million) was placed in escrow at the time of sale, to be recognized following the resolution of defined contingencies pursuant to the agreement. In 2009 and 2008, £5 million (C$8 million) and £2 million (C$4 million), respectively, was recorded in Other income following the resolution of defined contingencies. At December 31, 2009, £2 million (C$4 million) remained in escrow.

Notes to Consolidated Financial Statements U.S. GAAP
7 – Accounts payable and other

In millions	December 31,	2009	2008

Trade payables		$309	$413
Accrued charges		195	232
Payroll-related accruals		190	237
Accrued interest		111	123
Personal injury and other claims provision		106	118
Income and other taxes		75	75
Environmental provisions		38	30
Other postretirement benefits liability (Note 12)		18	19
Workforce reduction provisions		11	17
Other		114	122

		$1,167	$1,386

8 – Other liabilities and deferred credits

In millions	December 31,	2009	2008
Other postretirement benefits liability, net of current portion (Note 12)		$250	$241
Personal injury and other claims provision, net of current portion		238	336
Pension liability (Note 12)		222	237
Environmental provisions, net of current portion		65	95
Workforce reduction provisions, net of current portion (A)		31	39
Deferred credits and other		390	405
		$1,196	$1,353

A. Workforce reduction provisions
The workforce reduction provisions, which relate to job reductions of prior years, including job reductions from the integration of acquired companies, are mainly comprised of payments related to severance, early retirement incentives and bridging to early retirement, the majority of which will be disbursed within the next few years. In 2009, net charges and adjustments increased the provisions by $3 million ($6 million for the year ended December 31, 2008). Payments have reduced the provisions by $17 million for the year ended December 31, 2009 ($22 million for the year ended December 31, 2008). As at December 31, 2009, the aggregate provisions, including the current portion, amounted to $42 million ($56 million as at December 31, 2008).

Notes to Consolidated Financial Statements U.S. GAAP
9 – Long-term debt

			US dollar-denominated amount
				December 31,
In millions		Maturity		2009	2008
Debentures and notes: (A)

Canadian National series:
4.25%	5-year notes (B)	Aug. 1, 2009	$300	$-	$365
6.38%	10-year notes (B)	Oct. 15, 2011	400	420	487
4.40%	10-year notes (B)	Mar. 15, 2013	400	420	487
4.95%	6-year notes (B)	Jan. 15, 2014	325	342	396
5.80%	10-year notes (B)	June 1, 2016	250	263	305
5.85%	10-year notes (B)	Nov. 15, 2017	250	263	305
5.55%	10-year notes (B)	May 15, 2018	325	342	396
6.80%	20-year notes (B)	July 15, 2018	200	210	244
5.55%	10-year notes (B)	Mar. 1, 2019	550	578	-
7.63%	30-year debentures	May 15, 2023	150	158	183
6.90%	30-year notes (B)	July 15, 2028	475	499	578
7.38%	30-year debentures (B)	Oct. 15, 2031	200	210	244
6.25%	30-year notes (B)	Aug. 1, 2034	500	526	609
6.20%	30-year notes (B)	June 1, 2036	450	473	548
6.71%	Puttable Reset Securities PURSSM (B)	July 15, 2036	250	263	305
6.38%	30-year debentures (B)	Nov. 15, 2037	300	315	365

Illinois Central series:
5.00%	99-year income debentures	Dec. 1, 2056	7	8	9
7.70%	100-year debentures	Sept. 15, 2096	125	131	152

				5,421	5,978
BC Rail series:
Non-interest bearing 90-year subordinated notes (C)		July 14, 2094		842	842
Total debentures and notes				6,263	6,820
Other:
Commercial paper (D) (E)				-	626
Capital lease obligations and other (F)				1,054	1,320
Total other				1,054	1,946
				7,317	8,766
Less:
Net unamortized discount				856	855
Total debt				6,461	7,911

Less:
Current portion of long-term debt				70	506
				$6,391	$7,405

Notes to Consolidated Financial Statements U.S. GAAP
A. The Company’s debentures, notes and revolving credit facility are unsecured.

B. These debt securities are redeemable, in whole or in part, at the option of the Company, at any time, at the greater of par and a formula price based on interest rates prevailing at the time of redemption.

C. The Company records these notes as a discounted debt of $7 million, using an imputed interest rate of 5.75%. The discount of $835 million is included in the net unamortized discount.

D. The Company has a US$1 billion revolving credit facility expiring in October 2011. The credit facility is available for general corporate purposes, including back-stopping the Company’s commercial paper program, and provides for borrowings at various interest rates, including the Canadian prime rate, bankers’ acceptance rates, the U.S. federal funds effective rate and the London Interbank Offer Rate, plus applicable margins. The credit facility agreement has one financial covenant, which limits debt as a percentage of total capitalization, and with which the Company is in compliance. As at December 31, 2009, the Company had no outstanding borrowings under its revolving credit facility (nil as at December 31, 2008) and had letters of credit drawn of $421 million ($181 million as at December 31, 2008).

E. The Company has a commercial paper program, which is backed by a portion of its revolving credit facility, enabling it to issue commercial paper up to a maximum aggregate principal amount of $800 million, or the US dollar equivalent. Commercial paper debt is due within one year but is classified as long-term debt, reflecting the Company’s intent and contractual ability to refinance the short-term borrowings through subsequent issuances of commercial paper or drawing down on the long-term revolving credit facility. As at December 31, 2009, the Company did not have any outstanding borrowings under its commercial paper program. As at December 31, 2008, the Company had total borrowings of $626 million, of which $256 million was denominated in Canadian dollars and $370 million was denominated in US dollars (US$303 million). The weighted-average interest rate on the 2008 borrowings was 2.42%.

F. During 2009, the Company recorded $75 million in assets it acquired through equipment leases, for which an equivalent amount was recorded in debt ($117 million in 2008, for which $121 million was recorded in debt).
Interest rates for capital lease obligations range from approximately 1.9% to 11.8% with maturity dates in the years 2010 through 2037. The imputed interest on these leases amounted to $417 million as at December 31, 2009 and $525 million as at December 31, 2008.
The capital lease obligations are secured by properties with a net carrying amount of $1,081 million as at December 31, 2009 and $1,245 million as at December 31, 2008.

G. Long-term debt maturities, including repurchase arrangements and capital lease repayments on debt outstanding as at December 31, 2009, for the next five years and thereafter, are as follows:

In millions	Capital leases	Debt	Total

2010	$69	$1	$70
2011	132	418	550
2012	38	-	38
2013	103	418	521
2014	187	340	527
2015 and thereafter	522	4,233	4,755

H. The aggregate amount of debt payable in US currency as at December 31, 2009 was US$5,957 million (C$6,261 million) and US$6,069 million (C$7,392 million) as at December 31, 2008.

I. The Company’s shelf prospectus and registration statement expired in January 2010 with an unused balance of US$1.3 billion.

Notes to Consolidated Financial Statements U.S. GAAP
10 – Capital stock

A. Authorized capital stock
The authorized capital stock of the Company is as follows:
•	Unlimited number of Common Shares, without par value
•	Unlimited number of Class A Preferred Shares, without par value, issuable in series
•	Unlimited number of Class B Preferred Shares, without par value, issuable in series

B. Issued and outstanding common shares
During 2009, the Company issued 2.8 million shares (2.4 million shares in 2008 and 3.0 million shares in 2007) related to stock options exercised.  The total number of common shares issued and outstanding was 471.0 million as at December 31, 2009.

C. Share repurchase programs
In July 2009, the Company’s 25.0 million share repurchase program expired. Under this program, the Company repurchased a total of 6.1 million common shares in 2008 for $331 million, at a weighted-average price of $54.42 per share. The Company did not repurchase any shares in 2009.

In June 2008, the Company ended its 33.0 million share repurchase program, which began on July 26, 2007, repurchasing a total of 31.0 million common shares for $1,588 million, at a weighted-average price of $51.22 per share.  Of this amount, 13.3 million common shares were repurchased in 2008 for $690 million, at a weighted-average price of $51.91 per share and 17.7 million common shares were repurchased in 2007 for $897 million, at a weighted-average price of $50.70 per share.

In June 2007, the Company completed its 28.0 million share repurchase program, which began on July 25, 2006, for a total of $1,453 million, at a weighted-average price of $51.88 per share.  Of this amount, 12.5 million common shares were repurchased in 2007 for $687 million, at a weighted-average price of $54.93 per share.

11 – Stock plans

The Company has various stock-based incentive plans for eligible employees.  A description of the Company’s major plans is provided below:

A.     Employee Share Investment Plan
The Company has an Employee Share Investment Plan (ESIP) giving eligible employees the opportunity to subscribe for up to 10% of their gross salaries to purchase shares of the Company’s common stock on the open market and to have the Company invest, on the employees’ behalf, a further 35% of the amount invested by the employees, up to 6% of their gross salaries.
The number of participants holding shares at December 31, 2009 was 14,152 (14,114 at December 31, 2008 and 13,385 at December 31, 2007). The total number of ESIP shares purchased on behalf of employees, including the Company’s contributions, was 1.6 million in 2009, 1.5 million in 2008 and 1.3 million in 2007, resulting in a pre-tax charge to income of $18 million, $18 million and $16 million for the years ended December 31, 2009, 2008 and 2007, respectively.

B.     Stock-based compensation plans
Compensation cost for awards under all stock-based compensation plans was $90 million, $27 million and $62 million for the years ended December 31, 2009, 2008 and 2007, respectively.  The total tax benefit recognized in income in relation to stock-based compensation expense for the years ended December 31, 2009, 2008 and 2007 was $26 million, $7 million and $23 million, respectively.

Notes to Consolidated Financial Statements U.S. GAAP
(i) Cash settled awards
Restricted share units
The Company has granted restricted share units (RSUs), 0.9 million in 2009, 0.7 million in 2008, and 0.7 million in 2007, to designated management employees entitling them to receive payout in cash based on the Company’s share price. The RSUs granted are generally scheduled for payout after three years (“plan period”) and vest conditionally upon the attainment of a target relating to return on invested capital (ROIC) over the plan period. Such performance vesting criteria results in a performance vesting factor that ranges from 0% to 150% depending on the level of ROIC attained. Payout is conditional upon the attainment of a minimum share price, calculated using the average of the last three months of the plan period. The value of the payout is equal to the number of RSUs awarded multiplied by the performance vesting factor and by the 20-day average closing share price ending on January 31 of the following year. As at December 31, 2009, 0.1 million RSUs remained authorized for future issuance under this plan.
On December 31, 2009, for the 2007 grant, the level of ROIC attained resulted in a performance vesting factor slightly above 100%. As the minimum share price condition was met, payout under the plan of $38 million occurred in February 2010 and was calculated using the Company’s average share price during the 20-day period ending on January 31, 2010.

Vision 2008 Share Unit Plan (Vision)
In the first quarter of 2005, the Board of Directors of the Company approved a special share unit plan with a four-year term to December 31, 2008, granting 0.9 million units to designated senior management employees to receive cash payout in January 2009.  Based on the award agreement, the share units would vest conditionally upon the attainment of a target relating to the Company’s share price during the six-month period ending December 31, 2008. Payout would be conditional upon the attainment of targets relating to both the Company’s ROIC over the four-year period and to the average share price during the 20-day period ending on December 31, 2008. At December 31, 2008, the units partially vested, however, the payout condition related to the Company’s share price was not met. As such, no payout occurred and the units were subsequently cancelled.

Voluntary Incentive Deferral Plan
The Company has a Voluntary Incentive Deferral Plan (VIDP), providing eligible senior management employees the opportunity to elect to receive their annual incentive bonus payment and other eligible incentive payments in deferred share units (DSUs). A DSU is equivalent to a common share of the Company and also earns dividends when normal cash dividends are paid on common shares. The number of DSUs received by each participant is established using the average closing price for the 20 trading days prior to and including the date of the incentive payment.  For each participant, the Company will grant a further 25% of the amount elected in DSUs, which will vest over a period of four years.  The election to receive eligible incentive payments in DSUs is no longer available to a participant when the value of the participant's vested DSUs is sufficient to meet the Company's stock ownership guidelines. The value of each participant’s DSUs is payable in cash at the time of cessation of employment. The Company’s liability for DSUs is marked-to-market at each period-end based on the Company’s closing stock price.
The following table provides the 2009 activity for all cash settled awards:

	RSUs			VIDP
In millions	Nonvested	Vested		Nonvested		Vested
Outstanding at December 31, 2008	1.3	0.9	(1)	0.1		1.8
Granted	0.9	-		-		0.1	(2)
Transferred into plan	-	-		-		0.1
Vested during year	(0.7)	0.7		(0.1)	(2)	0.1
Payout	-	(0.9)		-		(0.5)
Outstanding at December 31, 2009	1.5	0.7		-		1.6
(1) Includes 0.1 million of 2004 time-vested RSUs.
(2) Nonvested units include the Company's match and vested units include dividends earned on original deferred share units.

Notes to Consolidated Financial Statements U.S. GAAP
The following table provides valuation and expense information for all cash settled awards:

In millions, unless otherwise indicated			RSUs (1)				Vision (1)	VIDP (2)	Total
								2003
Year of grant	2009	2008	2007	2006	2005	2004	2005	onwards

Stock-based compensation expense (recovery)
recognized over requisite service period
Year ended December 31, 2009	$13	$3	$29	$(2)	N/A	N/A	N/A	$33	$76
Year ended December 31, 2008	N/A	$8	$(2)	$24	N/A	$3	$(10)	$(10)	$13
Year ended December 31, 2007	N/A	N/A	$11	$8	$14	$5	$2	$11	$51

Liability outstanding
December 31, 2009	$13	$11	$38	N/A	N/A	N/A	N/A	$102	$164
December 31, 2008	N/A	$8	$9	$53	N/A	$3	$-	$88	$161

Fair value per unit
December 31, 2009 ($)	$48.50	$42.42	$57.34	N/A	N/A	N/A	N/A	$57.34	N/A

Fair value of awards vested during year
Year ended December 31, 2009	$-	$-	$38	N/A	N/A	N/A	N/A	$3	$41
Year ended December 31, 2008	N/A	$-	$-	$53	N/A	$3	$-	$4	$60
Year ended December 31, 2007	N/A	N/A	$-	$1	$48	$9	$-	$5	$63

Nonvested awards at December 31, 2009
Unrecognized compensation cost	$8	$2	$-	N/A	N/A	N/A	N/A	$1	$11
Remaining recognition period (years)	2.0	1.0	N/A	N/A	N/A	N/A	N/A	N/A (3)	N/A

Assumptions (4)
Stock price ($)	$57.34	$57.34	$57.34	N/A	N/A	N/A	N/A	$57.34	N/A
Expected stock price volatility (5)	31%	30%	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Expected term (years) (6)	2.0	1.0	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Risk-free interest rate (7)	1.47%	0.69%	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Dividend rate ($) (8)	$1.01	$1.01	N/A	N/A	N/A	N/A	N/A	N/A	N/A

(1)							Compensation cost is based on the fair value of the awards at period-end using the lattice-based valuation model that uses the assumptions as presented herein.

(2)	Compensation cost is based on intrinsic value.

(3)	The remaining recognition period has not been quantified as it relates solely to the 25% Company grant and the dividends earned thereon, representing a minimal number of units.

(4)	Assumptions used to determine fair value are at December 31, 2009.

(5)	Based on the historical volatility of the Company's stock over a period commensurate with the expected term of the award.

(6)	Represents the remaining period of time that awards are expected to be outstanding.

(7)	Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the awards.

(8)	Based on the annualized dividend rate.

(ii)     Stock option awards
The Company has stock option plans for eligible employees to acquire common shares of the Company upon vesting at a price equal to the market value of the common shares at the date of granting. The options are exercisable during a period not exceeding 10 years. The right to exercise options generally accrues over a period of four years of continuous employment. Options are not generally exercisable during the first 12 months after the date of grant. At December 31, 2009, 12.3 million common shares remained authorized for future issuances under these plans.

Notes to Consolidated Financial Statements U.S. GAAP
Options issued by the Company include conventional options, which vest over a period of time; performance options, which vest upon the attainment of Company targets relating to the operating ratio and unlevered return on investment; and performance-accelerated options, which vest on the sixth anniversary of the grant or prior if certain Company targets relating to return on investment and revenues are attained.  As at December 31, 2009, the Company’s performance and performance-accelerated stock options were fully vested.
For 2009, 2008 and 2007, the Company granted 1.2 million, 0.9 million and 0.9 million, respectively, of conventional stock options to designated senior management employees that vest over a period of four years of continuous employment.
The total number of options outstanding at December 31, 2009, for conventional and performance-accelerated options was 8.8 million and 2.8 million, respectively.
The following table provides the activity of stock option awards during 2009, and for options outstanding and exercisable at December 31, 2009, the weighted-average exercise price.

	Options outstanding		Nonvested options
		Weighted-		Weighted-
	Number	average	Number of	average grant
	of options	exercise price	options	date fair value
	In millions		In millions
Outstanding at December 31, 2008 (1)	13.2	$29.05	2.4	$12.54
Granted	1.2	$42.13	1.2	$12.60
Exercised	(2.8)	$19.01	N/A	N/A
Vested	N/A	N/A	(1.0)	$11.95
Outstanding at December 31, 2009 (1)	11.6	$30.98	2.6	$12.80
Exercisable at December 31, 2009 (1)	9.0	$27.22	N/A	N/A

(1)		Stock options with a US dollar exercise price have been translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.

The following table provides the number of stock options outstanding and exercisable as at December 31, 2009 by range of exercise price and their related intrinsic value, and for options outstanding, the weighted-average years to expiration.  The table also provides the aggregate intrinsic value for in-the-money stock options, which represents the value that would have been received by option holders had they exercised their options on December 31, 2009 at the Company’s closing stock price of $57.34.

				Options outstanding				Options exercisable
Range of exercise prices				Number of options	Weighted-average years to expiration	Weighted-average exercise price	Aggregate intrinsic value	Number of options	Weighted-average exercise price	Aggregate intrinsic value
				In millions			In millions	In millions		In millions

	$11.64	-	$13.54	0.2	0.5	$11.98	$7	0.2	$11.98	$7
	$14.65	-	$20.93	3.7	2.6	$19.66	138	3.7	$19.66	138
	$22.41	-	$30.67	3.5	2.6	$26.49	108	3.5	$26.49	108
	$32.23	-	$43.89	1.5	8.2	$37.64	29	0.3	$36.25	7
	$44.74	-	$57.38	2.7	7.1	$49.32	22	1.3	$49.19	11
Balance at December 31, 2009 (1)				11.6	4.4	$30.98	$304	9.0	$27.22	$271

(1)
Stock options with a US dollar exercise price have been translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date. As at December 31, 2009, the total number of in-the-money stock options outstanding was 11.6 million with a weighted-average exercise price of $30.98.  The weighted-average years to expiration of exercisable stock options is 3.3 years.

Notes to Consolidated Financial Statements U.S. GAAP
The following table provides valuation and expense information for all stock option awards:

In millions, unless otherwise indicated
Year of grant	2009	2008	2007	2006	2005	Total

Stock-based compensation expense
recognized over requisite service period (1)
Year ended December 31, 2009	$9	$1	$2	$2	$-	$14
Year ended December 31, 2008	N/A	$7	$2	$2	$3	$14
Year ended December 31, 2007	N/A	N/A	$6	$2	$3	$11

Fair value per unit
At grant date ($)	$12.60	$12.44	$13.36	$13.80	$9.19	N/A

Fair value of awards vested during year
Year ended December 31, 2009	$-	$3	$3	$3	$3	$12
Year ended December 31, 2008	N/A	$-	$3	$3	$3	$9
Year ended December 31, 2007	N/A	N/A	$-	$4	$3	$7

Nonvested awards at December 31, 2009
Unrecognized compensation cost	$6	$3	$1	$-	$-	$10
Remaining recognition period (years)	3.0	2.0	1.0	-	-	N/A

Assumptions
Grant price ($)	$42.14	$48.51	$52.79	$51.51	$36.33	N/A
Expected stock price volatility (2)	39%	27%	24%	25%	25%	N/A
Expected term (years) (3)	5.3	5.3	5.2	5.2	5.2	N/A
Risk-free interest rate (4)	1.97%	3.58%	4.12%	4.04%	3.50%	N/A
Dividend rate ($) (5)	$1.01	$0.92	$0.84	$0.65	$0.50	N/A

(1)			Compensation cost is based on the grant date fair value using the Black-Scholes option-pricing model that uses the assumptions at the grant date.

(2)
Based on the average of the historical volatility of the Company's stock over a period commensurate with the expected term of the award and the implied volatility from traded options on the Company's stock.

(3)
Represents the period of time that awards are expected to be outstanding. The Company uses historical data to estimate option exercise and employee termination, and groups of employees that have similar historical exercise behavior are considered separately.

(4)			Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the awards.

(5) Based on the annualized dividend rate.
The following table provides information related to stock options exercised during the years ended December 31, 2009, 2008 and 2007:

In millions	Year ended December 31,		2009	2008		2007
Total intrinsic value			$93	$81		$105
Cash received upon exercise of options			$53	$44		$61
Related tax benefits realized			$20	$10		$16

Notes to Consolidated Financial Statements U.S. GAAP
(iii) Stock price volatility
Compensation cost for the Company’s RSU plans is based on the fair value of the awards at period end using the lattice-based valuation model for which a primary assumption is the Company’s share price. In addition, the Company’s liability for the VIDP is marked-to-market at period-end and, as such, is also reliant on the Company’s share price. Fluctuations in the Company’s share price cause volatility to stock-based compensation expense as recorded in earnings. The Company does not currently hold any derivative financial instruments to manage this exposure. A $1 increase in the Company’s share price at December 31, 2009 would have increased stock-based compensation expense by $3 million, whereas a $1 decrease in the price would have reduced it by $3 million.

12 – Pensions and other postretirement benefits

The Company has various retirement benefit plans under which substantially all of its employees are entitled to benefits at retirement age, generally based on compensation and length of service and/or contributions. The Company also offers postretirement benefits which provide life insurance, medical benefits and, for a closed group of employees, free rail travel benefits during retirement. These benefits are funded as they become due. The information in the tables that follow pertains to the Company’s defined benefit plans. However, the following descriptions relate solely to the Company’s main pension plan, the CN Pension Plan, unless otherwise specified.

A.     Description of the CN Pension Plan
The CN Pension Plan is a contributory defined benefit pension plan that covers the majority of CN employees. It provides for pensions based mainly on years of service and final average pensionable earnings and is generally applicable from the first day of employment. Indexation of pensions is provided after retirement through a gain/loss sharing mechanism, subject to guaranteed minimum increases. An independent trust company is the Trustee of the Company’s pension trust funds (including the CN Pension Trust Fund). As Trustee, the trust company performs certain duties, which include holding legal title to the assets of the CN Pension Trust Fund and ensuring that the Company, as Administrator, complies with the provisions of the CN Pension Plan and the related legislation. The Company utilizes a measurement date of December 31 for the CN Pension Plan.

B.     Funding policy
Employee contributions to the CN Pension Plan are determined by the plan rules. Company contributions are in accordance with the requirements of the Government of Canada legislation, The Pension Benefits Standards Act, 1985, and are determined by actuarial valuations conducted at least on a triennial basis. These valuations are made in accordance with legislative requirements and with the recommendations of the Canadian Institute of Actuaries for the valuation of pension plans. The latest actuarial valuation of the CN Pension Plan was conducted as at December 31, 2008 and indicated a funding excess on a going concern and solvency basis. Based on the latest actuarial valuations of all its plans, total contributions for all of the Company’s pension plans are expected to be approximately $130 million in 2010. All of the Company’s contributions are expected to be in the form of cash.

C.     Plan assets
The assets of the Company’s various plans are held in separate trust funds which are diversified by asset type, country and investment strategies. Each year, the CN Board of Directors reviews and confirms or amends the Statement of Investment Policies and Procedures (SIPP) which includes the plans’ long-term asset class mix and related benchmark indices (Policy). This Policy is based on a long-term forward-looking view of the world economy, the dynamics of the plans’ benefit liabilities, the market return expectations of each asset class and the current state of financial markets. The Policy mix in 2009 was: 2% cash and short-term investments, 38% bonds, 53% equity, 4% real estate and 3% oil and gas assets.
Annually, the CN Investment Division, a division of the Company created to invest and administer the assets of the plans, proposes a short-term asset mix target (Strategy) for the coming year, which is expected to differ from the Policy, because of current economic and market conditions and expectations. The Investment Committee of the Board (Committee) regularly compares the actual asset mix to the Policy and Strategy asset mixes and evaluates the actual performance of the trust funds in relation to the performance of the Policy, calculated using Policy asset mix and the performance of the benchmark indices.

Notes to Consolidated Financial Statements U.S. GAAP
The Committee’s approval is required for all major investments in illiquid securities. The SIPP allows for the use of derivative financial instruments to implement strategies or to hedge or adjust existing or anticipated exposures. The SIPP prohibits investments in securities of the Company or its subsidiaries.

Investments held in the trust funds consist mainly of the following:
(i)
Cash, short-term investments and bonds consist primarily of highly liquid securities which ensure adequate cash flows are available to cover near-term benefit payments. Short-term securities are almost exclusively obligations issued by Canadian chartered banks. In 2009, 90% of bonds were issued by Canadian, U.S. or other governments, and were of investment grade (BBB or better).

(ii)	Mortgages consist of publicly traded REITs (Real Estate Investment Trust) and mortgage products which are primarily conventional or participating loans secured by commercial properties.
(iii)
Equity investments are well diversified by country, issuer and industry sector. The most significant allocation either to an individual issuer or industry sector was approximately 3% and 25%, respectively, in 2009.

(iv)	Real estate is a diversified portfolio of Canadian land and commercial properties.
(v)	Oil and gas investments include petroleum and natural gas properties operated by wholly-owned subsidiaries and Canadian marketable securities.
(vi)	Infrastructure investments are trust units, participations in private infrastructure funds and public debt and equity securities of infrastructure and utility companies.
(vii)
Absolute return investments are a portfolio of units of externally managed hedge funds, 97% of which are invested in various long/short strategies as follows: 40% in fixed income assets, 36% in equities, 13% in commodities and 11% in currencies, with the remaining 3% invested in various other strategies.

The plans’ investment manager monitors market events and exposures to markets, currencies and interest rates daily. When investing in foreign securities, the plans are exposed to foreign currency risk that may be adjusted or hedged; the effect of which is included in the valuation of the foreign securities. Net of the effects mentioned above, the plans were 72% exposed to the Canadian dollar, 9% to European currencies, 9% to the US dollar and 10% to various other currencies as at December 31, 2009. Interest rate risk represents the risk that the market value of the investments will fluctuate due to changes in market interest rates.  Sensitivity to interest rates is a function of the timing and amount of cash flows of the assets and liabilities of the CN Pension Plan.  To manage credit risk, established policies require dealing with counterparties considered to be of high credit quality.  Derivatives are used from time to time to adjust asset mix or exposures to foreign currencies, interest rate or market risks of the portfolio or anticipated transactions. Derivatives are contractual agreements whose value is derived from interest rates, foreign exchange rates, equity or commodity prices. When derivatives are used for hedging purposes, the gains or losses on the derivatives are offset by a corresponding change in the value of the hedged assets. Derivatives include forwards, futures, swaps and options.

Notes to Consolidated Financial Statements U.S. GAAP
Pursuant to ASC 715-20-65, “Compensation – Retirement Benefits – Transition related to FSP FAS 132(R)-1, Employers’ Disclosures about Postretirement Benefit Plan Assets,” which provides guidance on disclosures about plan assets of a defined benefit pension or other postretirement plan,  the Company’s disclosures relating to fair value measurements have been made prospectively.
The following table presents the fair value of plan assets, as at December 31, 2009, by major category, their level within the fair value hierarchy and the valuation techniques and inputs used to measure such fair value.

In millions, unless otherwise indicated		Fair value measurements at December 31, 2009
Investment category	Total	Percentage of total assets	Level 1	Level 2	Level 3
Cash and short-term investments (1)	$245	2%	$245	$-	$-
Bonds (2)	3,277	23%	-	3,277	-
Mortgages (3)	213	1%	35	178	-
Equities (4)
Canadian	3,297	23%	3,279	-	18
U.S.	1,452	10%	1,452	-	-
International	2,950	21%	2,950	-	-
Real estate (5)	303	2%	-	37	266
Oil and gas (6)	1,014	7%	262	-	752
Infrastructure (7)	572	4%	39	84	449
Absolute return (8)	884	6%	-	702	182
	$14,207	99%	$8,262	$4,278	$1,667
Other (9)	125	1%
Total plan assets	$14,332	100%

Level 1: Quoted prices in active markets for identical assets
Level 2: Significant observable inputs
Level 3: Significant unobservable inputs

Notes to Consolidated Financial Statements U.S. GAAP
The following table reconciles the beginning and ending balances of the fair value of investments categorized as Level 3.

	Fair value measurements using significant unobservable inputs (Level 3)						Additional information (10)
							Infrastructure
In millions	Equities (4)	Real estate (5)	Oil and gas (6)	Infrastructure (7)	Absolute return (8)	Total	Hedge (Level 2)	Total
Beginning balance at
December 31, 2008	$27	$237	$702	$490	$60	$1,516	$(4)	$486
Actual return relating to assets still held at the reporting date	1	14	87	(71)	14	45	75	4
Purchases, sales and settlements	(10)	15	(37)	30	108	106	(71)	(41)
Ending balance at
December 31, 2009	$18	$266	$752	$449	$182	$1,667	$-	$449

(1)	Short-term investments consist primarily of securities issued by Canadian chartered banks. Such investments are valued at cost, which approximates market value.
(2)
Bonds are valued using prices obtained from independent pricing data suppliers, predominantly TSX Inc. When prices are not available from independent sources, the bond is valued by comparison to prices obtained for a bond of similar interest rate, maturity and risk.

(3)
Mortgages are secured by real estate. The fair value measurement of $178 million of mortgages categorized as Level 2 is based on current market yields of financial instruments of similar maturity, coupon and risk factors. Mortgages denominated in foreign currencies are fully hedged back to the Canadian dollar, the effects of which are reflected in the values presented in the tables above.

(4)	The fair value of equity investments of $18 million categorized as Level 3 represent units in private equity funds which are valued by their administrators.
(5)
The fair value of real estate investments of $303 million includes land ($37 million) categorized as Level 2 and buildings ($266 million) categorized as Level 3. Land is valued based on the market value of comparable assets and buildings are valued based on the present value of estimated future net cash flows and the market value of comparable assets. Independent valuations of land and buildings are performed triennially.

(6)
The fair value of oil and gas investments of $752 million categorized as Level 3 is valued based on estimated future net cash flows that are discounted using prevailing market rates for transactions in similar assets. The future net cash flows are based on forecasted oil and gas prices and projected future annual production and costs.

(7)
Infrastructure funds consists of $39 million of trust units that are publicly traded and categorized as Level 1, $84 million of bank loans and bonds issued by infrastructure companies categorized as Level 2 and $449 million of infrastructure funds that are categorized as Level 3 and are valued based on earnings multiples. Infrastructure funds cannot be redeemed; distributions will be received from the funds as the underlying investments are liquidated. Infrastructure funds denominated in foreign currencies are fully hedged back to the Canadian dollar, the effects of which are reflected in the values presented in the additional information table presented above.

(8)
Absolute return investments are valued using the net asset value as reported by the fund administrators. All hedge fund investments have contractual redemption frequencies, ranging from monthly to annually, and redemption notice periods varying from 5 to 90 days.  Hedge fund investments that have redemption dates less frequent than every four months or that have restrictions on contractual redemption features at the reporting date are categorized as Level 3.

(9)
Other consists of net operating assets required to administer the trust funds’ investment assets and the plans’ benefit and funding activities. Such assets are valued at cost and have not been assigned to a fair value category.

(10)	This additional information demonstrates the fair value of Infrastructure funds after considering the effects of foreign currency hedges.

Notes to Consolidated Financial Statements U.S. GAAP
D. Additional disclosures

(i) Obligations and funded status
		Pensions		Other postretirement benefits

In millions	Year ended December 31,	2009	2008	2009	2008

Change in benefit obligation
Projected benefit obligation at beginning of year		$12,326	$14,419	$260	$266
Acquisition of EJ&E		3	-	2	-
Amendments		-	-	1	6
Interest cost		885	801	17	15
Actuarial (gain) loss		1,284	(2,274)	25	(23)
Service cost		83	136	3	4
Curtailment gain		-	-	(3)	(13)
Plan participants’ contributions		48	52	-	-
Foreign currency changes		(36)	45	(18)	23
Benefit payments and transfers		(885)	(853)	(19)	(18)
Projected benefit obligation at end of year		$13,708	$12,326	$268	$260

Component representing future salary increases		(437)	(397)	-	-
Accumulated benefit obligation at end of year		$13,271	$11,929	$268	$260

Change in plan assets
Fair value of plan assets at beginning of year		$13,611	$16,000	$-	$-
Employer contributions		131	127	-	-
Plan participants’ contributions		48	52	-	-
Foreign currency changes		(17)	27	-	-
Actual return on plan assets		1,444	(1,742)	-	-
Benefit payments and transfers		(885)	(853)	-	-
Fair value of plan assets at end of year		$14,332	$13,611	$-	$-

Funded (unfunded) status (Excess of fair value of plan assets over
projected benefit obligation at end of year)		$624	$1,285	$(268)	$(260)

Measurement date for all plans is December 31.

(ii) Amounts recognized in the Consolidated Balance Sheet
		Pensions		Other postretirement benefits
In millions	December 31,	2009	2008	2009	2008

Noncurrent assets (Note 6)		$846	$1,522	$-	$-
Current liabilities (Note 7)		-	-	(18)	(19)
Noncurrent liabilities (Note 8)		(222)	(237)	(250)	(241)
Total amount recognized		$624	$1,285	$(268)	$(260)

(iii) Amounts recognized in Accumulated other comprehensive loss (Note 19)
		Pensions		Other postretirement benefits
In millions	December 31,	2009	2008	2009	2008
Net actuarial gain (loss)		$(280)	$551	$26	$61
Prior service cost		$-	$-	$(6)	$(9)

Notes to Consolidated Financial Statements U.S. GAAP
(iv) Information for the pension plan with an accumulated benefit obligation in excess of plan assets
		Pensions		Other postretirement benefits
In millions	December 31,	2009	2008	2009	2008
Projected benefit obligation		$407	$365	N/A	N/A
Accumulated benefit obligation		$359	$327	N/A	N/A
Fair value of plan assets		$186	$128	N/A	N/A

(v) Components of net periodic benefit cost (income)
		Pensions			Other postretirement benefits
In millions	Year ended December 31,	2009	2008	2007	2009	2008	2007

	Service cost	$83	$136	$150	$3	$4	$5
	Interest cost	885	801	742	17	15	15
	Curtailment gain	-	-	-	(3)	(7)	(4)
	Expected return on plan assets	(1,007)	(1,004)	(935)	-	-	-
	Amortization of prior service cost	-	19	19	5	2	2
	Recognized net actuarial loss (gain)	5	-	53	(3)	(2)	(4)
	Net periodic benefit cost (income)	$(34)	$(48)	$29	$19	$12	$14

    The estimated prior service cost and net actuarial loss for defined benefit pension plans that will be amortized from Accumulated other comprehensive loss into net periodic benefit cost (income) over the next fiscal year are nil and $4 million, respectively.

    The estimated prior service cost and net actuarial gain for other postretirement benefits that will be amortized from Accumulated other comprehensive loss into net periodic benefit cost (income) over the next fiscal year are $2 million and $2 million, respectively.

Notes to Consolidated Financial Statements U.S. GAAP
(vi) Weighted-average assumptions used in accounting for pensions and other postretirement benefits
	Pensions			Other postretirement benefits
December 31,	2009	2008	2007	2009	2008	2007

To determine benefit obligation
Discount rate (1)	6.19%	7.42%	5.53%	6.01%	6.84%	5.84%
Rate of compensation increase (2)	3.50%	3.50%	3.50%	3.50%	3.50%	3.50%

To determine net periodic benefit cost
Discount rate (1)	7.42%	5.53%	5.12%	6.84%	5.84%	5.44%
Rate of compensation increase (2)	3.50%	3.50%	3.50%	3.50%	3.50%	3.50%
Expected return on plan assets (3)	7.75%	8.00%	8.00%	N/A	N/A	N/A

(1)
The Company’s discount rate assumption, which is set annually at the end of each year, is used to determine the projected benefit obligation at the end of the year and the net periodic benefit cost for the following year. The discount rate is used to measure the single amount that, if invested at the measurement date in a portfolio of high-quality debt instruments with a rating of AA or better, would provide the necessary cash flows to pay for pension benefits as they become due.  The discount rate is determined by management with the aid of third-party actuaries. The Company’s methodology for determining the discount rate is based on a zero-coupon bond yield curve, which is derived from a semi-annual bond yield curve provided by a third party.  The portfolio of hypothetical zero-coupon bonds is expected to generate cash flows that match the estimated future benefit payments of the plans as the bond rate for each maturity year is applied to the plans’ corresponding expected benefit payments of that year.

(2)					The rate of compensation increase is determined by the Company based upon its long-term plans for such increases.
(3)
To develop its expected long-term rate of return assumption used in the calculation of net periodic benefit cost applicable to the market-related value of assets, the Company considers multiple factors.  The expected long-term rate of return is determined based on expected future performance for each asset class and is weighted based on the current asset portfolio mix. Consideration is taken of the historical performance, the premium return generated from an actively managed portfolio, as well as current and future anticipated asset allocations, economic developments, inflation rates and administrative expenses. Based on these factors, the rate is determined by the Company. For 2009, the Company used a long-term rate of return assumption of 7.75% on the market-related value of plan assets to compute net periodic benefit cost. This reflects a reduction of 0.25% from the 8.00% used in 2008 given management’s view of long-term investment returns. The Company has elected to use a market-related value of assets, whereby realized and unrealized gains/losses and appreciation/depreciation in the value of the investments are recognized over a period of five years, while investment income is recognized immediately.

(vii) Health care cost trend rate for other postretirement benefits
For measurement purposes, increases in the per capita cost of covered health care benefits were assumed to be 11% for each of 2009 and 2010.  It is assumed that the rate will decrease gradually to 4.5% in 2028 and remain at that level thereafter.

    Assumed health care costs have a significant effect on the amounts reported for the health care plan.  A one-percentage-point change in the assumed health care cost trend rate would have the following effect:

In millions				One-percentage-point
					Increase	Decrease

Effect on total service and interest costs					$1	$(1)
Effect on benefit obligation					$16	$(14)

Notes to Consolidated Financial Statements U.S. GAAP

(viii) Estimated future benefit payments
In millions	Pensions	Other postretirement benefits

2010	$916	$19
2011	944	19
2012	971	20
2013	996	20
2014	1,021	22
Years 2015 to 2019	5,401	115

13 – Other income

In millions	Year ended December 31,	2009	2008	2007

Gain on disposal of property (Note 5)		$226	$-	$92
Gain on disposal of land		12	22	14
Investment income		7	5	5
Gain on disposal of investment (Note 6)		-	-	61
Net real estate costs		(7)	(10)	(6)
Costs related to the Accounts receivable securitization program (Note 4)		(1)	(10)	(24)
Foreign exchange gain (loss)		4	(14)	24
Other		26	33	-
		$267	$26	$166

14 – Income taxes

The Company’s consolidated effective income tax rate differs from the Canadian statutory Federal tax rate.  The reconciliation of income tax expense is as follows:

In millions	Year ended December 31,	2009	2008	2007

Federal tax rate		19.0%	19.5%	22.1%

Income tax expense at the statutory Federal tax rate		$(430)	$(496)	$(598)

Income tax (expense) recovery resulting from:
Provincial and other taxes		(257)	(304)	(318)
Deferred income tax adjustments due to rate enactments		126	23	317
Gain on disposals		42	3	2
Other (1)		112	124	49
Income tax expense		$(407)	$(650)	$(548)
Cash payments for income taxes		$245	$425	$867
(1)	Comprises adjustments relating to the resolution of matters pertaining to prior years' income taxes, including net recognized tax benefits, and other items.

Notes to Consolidated Financial Statements U.S. GAAP
The following table provides tax information for Canada and the United States:

In millions	Year ended December 31,	2009	2008	2007

Income before income taxes
Canada		$2,002	$1,976	$1,983
U.S.		259	569	723
		$2,261	$2,545	$2,706

Current income tax expense
Canada		$(253)	$(316)	$(418)
U.S.		(16)	(104)	(212)
		$(269)	$(420)	$(630)

Deferred income tax recovery (expense)
Canada		$(58)	$(153)	$141
U.S.		(80)	(77)	(59)
		$(138)	$(230)	$82

Significant components of deferred income tax assets and liabilities are as follows:

In millions	December 31,	2009	2008

Deferred income tax assets
Personal injury claims and other reserves		$135	$193
Other postretirement benefits liability		85	87
Losses and tax credit carryforwards (1)		14	48
		234	328
Deferred income tax liabilities
Net pension asset		149	352
Properties and other		5,099	5,389
		5,248	5,741
Total net deferred income tax liability		$5,014	$5,413

Total net deferred income tax liability
Canada		$2,083	$2,113
U.S.		2,931	3,300
		$5,014	$5,413
Total net deferred income tax liability		$5,014	$5,413
Net current deferred income tax asset		105	98
Long-term deferred income tax liability		$5,119	$5,511
(1) Net operating losses and tax credit carryforwards will expire between the years 2014 and 2029.

Notes to Consolidated Financial Statements U.S. GAAP
It is more likely than not that the Company will realize the majority of its deferred income tax assets from the generation of future taxable income, as the payments for provisions, reserves and accruals are made and losses and tax credit carryforwards are utilized.  The Company has not recognized a deferred tax asset ($300 million at December 31, 2009) on the unrealized foreign exchange loss recorded in Accumulated other comprehensive loss relating to its permanent investment in U.S. rail subsidiaries, as the Company does not expect this temporary difference to reverse in the foreseeable future.
The Company recognized tax credits of $6 million in 2009, and $4 million in each of 2008 and 2007 for eligible research and development expenditures, which reduced the cost of properties.

The following table provides a reconciliation for unrecognized tax benefits for Canadian and U.S. tax positions:

In millions

Gross unrecognized tax benefits as at January 1, 2009	$79
Additions:
Tax positions related to the current year	11
Interest and penalties accrued on tax positions	4

Deductions:
Tax positions related to prior years	(6)
Interest and penalties accrued on tax positions	(3)
Settlements	(2)
Gross unrecognized tax benefits as at December 31, 2009	$83
Adjustments to reflect tax treaties and other arrangements	(46)
Net unrecognized tax benefits as at December 31, 2009	$37

At December 31, 2009, the total amount of gross unrecognized tax benefits was $83 million, before considering tax treaties and other arrangements between taxation authorities, of which $21 million related to accrued interest and penalties.  If recognized, all of the net unrecognized tax benefits would affect the effective tax rate.
It is expected that the amount of unrecognized tax benefits will change in the next twelve months; however, the Company does not expect the change to have a significant impact on the results of operations or the financial position of the Company.
The Company recognizes interest accrued and penalties related to unrecognized tax benefits in Income tax expense in the Company’s Consolidated Statement of Income.
In Canada, both the Company’s federal and provincial income tax returns filed for the years 2004 to 2008 remain subject to examination by the taxation authorities. In the U.S., the income tax returns filed for the years 2005 to 2008 remain subject to examination by the taxation authorities.

15 – Segmented information

The Company manages its operations as one business segment over a single network that spans vast geographic distances and territories, with operations in Canada and the United States. Financial information reported at this level, such as revenues, operating income, and cash flow from operations, is used by corporate management, including the Company’s chief operating decision-maker, in evaluating financial and operational performance and allocating resources across CN’s network.
The Company’s strategic initiatives, which drive its operational direction, are developed and managed centrally by corporate management and are communicated to its regional activity centers (the Western Region, Eastern Region and Southern Region). Corporate management is responsible for, among others, CN’s marketing strategy, the management of large customer accounts, overall planning and control of infrastructure and rolling stock, the allocation of resources, and other functions such as financial planning, accounting and treasury.

Notes to Consolidated Financial Statements U.S. GAAP
The role of each region is to manage the day-to-day service requirements within their respective territories and control direct costs incurred locally. Such cost control is required to ensure that pre-established efficiency standards set at the corporate level are met. The regions execute the overall corporate strategy and operating plan established by corporate management, as their management of throughput and control of direct costs does not serve as the platform for the Company’s decision-making process.  Approximately 91% of the Company’s freight revenues are from national accounts for which freight traffic spans North America and touches various commodity groups. As a result, the Company does not manage revenues on a regional basis since a large number of the movements originate in one region and pass through and/or terminate in another region.

The regions also demonstrate common characteristics in each of the following areas:
(i)	each region’s sole business activity is the transportation of freight over the Company’s extensive rail network;
(ii)	the regions service national accounts that extend over the Company’s various commodity groups and across its rail network;
(iii)	the services offered by the Company stem predominantly from the transportation of freight by rail with the goal of optimizing the rail network as a whole;
(iv)	the Company and its subsidiaries, not its regions, are subject to single regulatory regimes in both Canada and the U.S.

For the reasons mentioned herein, the Company reports as one operating segment.

The following tables provide information by geographic area:

In millions	Year ended December 31,	2009	2008	2007

Revenues (1)
Canada		$4,971	$5,632	$5,265
U.S.		2,396	2,850	2,632
		$7,367	$8,482	$7,897
(1)	For the year ended December 31, 2009, one customer represented approximately 3% of total revenues (approximately 2% and 3% for the years ended December 31, 2008 and 2007, respectively).

In millions	Year ended December 31,	2009	2008	2007

Net income
Canada		$1,691	$1,507	$1,706
U.S.		163	388	452
		$1,854	$1,895	$2,158

In millions	December 31,	2009	2008

Properties
Canada		$12,778	$12,377
U.S.		9,852	10,826
		$22,630	$23,203

Notes to Consolidated Financial Statements U.S. GAAP
16 – Earnings per share

	Year ended December 31,	2009	2008	2007

Basic earnings per share		$3.95	$3.99	$4.31
Diluted earnings per share		$3.92	$3.95	$4.25

The following table provides a reconciliation between basic and diluted earnings per share:

In millions	Year ended December 31,	2009	2008	2007

Net income		$1,854	$1,895	$2,158

Weighted-average shares outstanding		469.2	474.7	501.2
Effect of stock options		4.3	5.3	6.8
Weighted-average diluted shares outstanding		473.5	480.0	508.0

For the years ended December 31, 2009, 2008 and 2007, the weighted-average number of stock options that were not included in the calculation of diluted earnings per share, as their inclusion would have had an anti-dilutive impact, were 0.4 million, 0.3 million and 0.1 million, respectively.

17 – Major commitments and contingencies

A. Leases
The Company has operating and capital leases, mainly for locomotives, freight cars and intermodal equipment.  Of the capital leases, many provide the option to purchase the leased items at fixed values during or at the end of the lease term.  As at December 31, 2009, the Company’s commitments under these operating and capital leases were $713 million and $1,468 million, respectively. Minimum rental payments for operating leases having initial non-cancelable lease terms of more than one year and minimum lease payments for capital leases in each of the next five years and thereafter are as follows:

In millions	Operating	Capital

2010	$131	$119
2011	112	189
2012	90	90
2013	66	148
2014	42	250
2015 and thereafter	272	672
	$713	1,468
Less: imputed interest on capital leases at rates ranging from approximately 1.9% to 11.8%		417
Present value of minimum lease payments included in debt		$1,051

The Company also has operating lease agreements for its automotive fleet with one-year non-cancelable terms for which its practice is to renew monthly thereafter.  The estimated annual rental payments for such leases are approximately $30 million and generally extend over five years.
Rent expense for all operating leases was $213 million, $202 million and $207 million for the years ended December 31, 2009, 2008 and 2007, respectively.  Contingent rentals and sublease rentals were not significant.

Notes to Consolidated Financial Statements U.S. GAAP
B. Commitments
As at December 31, 2009, the Company had commitments to acquire railroad ties, rail, freight cars, locomotives, and other equipment and services, as well as outstanding information technology service contracts and licenses, at an aggregate cost of $854 million ($1,006 million as at December 31, 2008). The Company also has agreements with fuel suppliers to purchase approximately 78% of the estimated 2010 volume, 33% of its anticipated 2011 volume, 28% of its anticipated 2012 and 2013 volumes, and 9% of its anticipated 2014 volume, at market prices prevailing on the date of the purchase.

C. Contingencies
The Company becomes involved, from time to time, in various legal actions seeking compensatory and occasionally punitive damages, including actions brought on behalf of various purported classes of claimants and claims relating to personal injuries, occupational disease, and property damage, arising out of harm to individuals or property allegedly caused by, but not limited to, derailments or other accidents.

Canada
Employee injuries are governed by the workers’ compensation legislation in each province whereby employees may be awarded either a lump sum or future stream of payments depending on the nature and severity of the injury. Accordingly, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and third-party administration costs. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.
At December 31, 2009, 2008 and 2007, the Company’s provision for personal injury and other claims in Canada was as follows:

In millions	2009	2008	2007
Balance January 1	$189	$196	$195
Accruals and other	48	42	41
Payments	(59)	(49)	(40)
Balance December 31	$178	$189	$196

United States
Employee work-related injuries, including occupational disease claims, are compensated according to the provisions of the Federal Employers’ Liability Act (FELA), which requires either the finding of fault through the U.S. jury system or individual settlements, and represent a major liability for the railroad industry. With limited exceptions where claims are evaluated on a case-by-case basis, the Company follows an actuarial-based approach and accrues the expected cost for personal injury and property damage claims and asserted and unasserted occupational disease claims, based on actuarial estimates of their ultimate cost.
In 2009, 2008 and 2007, the Company recorded net reductions to its provision for U.S. personal injury and other claims pursuant to the results of external actuarial studies of $60 million, $28 million and $97 million, respectively. The reductions were mainly attributable to decreases in the Company’s estimates of unasserted claims and costs related to asserted claims as a result of its ongoing risk mitigation strategy focused on prevention, mitigation of claims and containment of injuries; lower settlements for existing claims; and reduced frequency and severity relating to non-occupational disease claims.
Due to the inherent uncertainty involved in projecting future events related to occupational diseases, which include but are not limited to, the number of expected claims, the average cost per claim and the legislative and judicial environment, the Company’s future obligations may differ from current amounts recorded.

Notes to Consolidated Financial Statements U.S. GAAP
At December 31, 2009, 2008 and 2007, the Company’s provision for U.S. personal injury and other claims was as follows:

In millions	2009	2008	2007
Balance January 1	$265	$250	$407
Accruals and other	(46)	57	(111)
Payments	(53)	(42)	(46)
Balance December 31	$166	$265	$250

Although the Company considers such provisions to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending at December 31, 2009, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s results of operations, financial position or liquidity in a particular quarter or fiscal year.

D. Environmental matters
The Company’s operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the United States concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances, and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations.

Known existing environmental concerns
The Company has identified approximately 310 sites at which it is or may be liable for remediation costs, in some cases along with other potentially responsible parties, associated with alleged contamination and is subject to environmental clean-up and enforcement actions, including those imposed by the United States Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), also known as the Superfund law, or analogous state laws. CERCLA and similar state laws, in addition to other similar Canadian and U.S. laws, generally impose joint and several liability for clean-up and enforcement costs on current and former owners and operators of a site, as well as those whose waste is disposed of at the site, without regard to fault or the legality of the original conduct. The Company has been notified that it is a potentially responsible party for study and clean-up costs at approximately 10 sites governed by the Superfund law (and analogous state laws) for which investigation and remediation payments are or will be made or are yet to be determined and, in many instances, is one of several potentially responsible parties.
   The ultimate cost of addressing these known contaminated sites cannot be definitely established given that the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination, the available clean-up techniques, the Company’s share of the costs and evolving regulatory standards governing environmental liability. As a result, a liability is initially recorded when environmental assessments occur and/or remedial efforts are probable, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated. Adjustments to initial estimates are recorded as additional information becomes available.
The Company’s provision for specific environmental sites is undiscounted and includes costs for remediation and restoration of sites, as well as significant monitoring costs. Environmental accruals, which are classified as Casualty and other in the Consolidated Statement of Income, include amounts for newly identified sites or contaminants as well as adjustments to initial estimates.

Notes to Consolidated Financial Statements U.S. GAAP
As at December 31, 2009, 2008 and 2007, the Company's provision for specific environmental sites was as follows:

In millions	2009	2008	2007
Balance January 1	$125	$111	$131
Accruals and other	(7)	29	(1)
Payments	(15)	(15)	(19)
Balance December 31	$103	$125	$111

The Company anticipates that the majority of the liability at December 31, 2009 will be paid out over the next five years. However, some costs may be paid out over a longer period.  No individual site is considered to be material. Based on the information currently available, the Company considers its provisions to be adequate.

Unknown existing environmental concerns
While the Company believes that it has identified the costs likely to be incurred for environmental matters in the next several years based on known information, newly discovered facts, changes in law, the possibility of spills and releases of hazardous materials into the environment and the Company’s ongoing efforts to identify potential environmental liabilities that may be associated with its properties may result in the identification of additional environmental liabilities and related costs. The magnitude of such additional liabilities and the costs of complying with future environmental laws and containing or remediating contamination cannot be reasonably estimated due to many factors, including:

(i)	the lack of specific technical information available with respect to many sites;
(ii)	the absence of any government authority, third-party orders, or claims with respect to particular sites;
(iii)	the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites;
(iv)	the ability to recover costs from any third parties with respect to particular sites; and

therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such liabilities or costs, although management believes, based on current information, that the costs to address environmental matters will not have a material adverse effect on the Company’s financial condition or liquidity. Costs related to any unknown existing or future contamination will be accrued in the period in which they become probable and reasonably estimable.

Future occurrences
In railroad and related transportation operations, it is possible that derailments or other accidents, including spills and releases of hazardous materials, may occur that could cause harm to human health or to the environment. As a result, the Company may incur costs in the future, which may be material, to address any such harm, compliance with laws and other risks, including costs relating to the performance of clean-ups, payment of environmental penalties and remediation obligations, and damages relating to harm to individuals or property.

Regulatory compliance
The Company may incur significant capital and operating costs associated with environmental regulatory compliance and clean-up requirements, in its railroad operations and relating to its past and present ownership, operation or control of real property. Operating expenses amounted to $11 million in 2009 ($10 million in 2008 and $10 million in 2007). In addition, based on the results of its operations and maintenance programs, as well as ongoing environmental audits and other factors, the Company plans for specific capital improvements on an annual basis. Certain of these improvements help ensure facilities, such as fuelling stations and waste water and storm water treatment systems, comply with environmental standards and include new construction and the updating of existing systems and/or processes. Other capital expenditures relate to assessing and remediating certain impaired properties. The Company’s environmental capital expenditures amounted to $9 million in 2009, $9 million in 2008 and $14 million in 2007. For 2010, the Company expects to incur capital expenditures relating to environmental matters in the same range as in 2009.

Notes to Consolidated Financial Statements U.S. GAAP
E. Guarantees and indemnifications
In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing certain guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreement. These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit and surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business.
The Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified. In addition, where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

(i) Guarantee of residual values of operating leases
The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2010 and 2020, for the benefit of the lessor. If the fair value of the assets, at the end of their respective lease term, is less than the fair value, as estimated at the inception of the lease, then the Company must, under certain conditions, compensate the lessor for the shortfall. At December 31, 2009, the maximum exposure in respect of these guarantees was $203 million. There are no recourse provisions to recover any amounts from third parties.

(ii) Other guarantees
The Company, including certain of its subsidiaries, has granted irrevocable standby letters of credit and surety and other bonds, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at December 31, 2009, the maximum potential liability under these guarantees was $463 million, of which $404 million was for workers’ compensation and other employee benefits and $59 million was for equipment under leases and other. Of the $463 million of letters of credit and surety and other bonds, $421 million have been drawn on the Company’s US$1 billion revolving credit facility. During 2009, the Company has granted guarantees for which no liability has been recorded, as they relate to the Company’s future performance.
As at December 31, 2009, the Company had not recorded any additional liability with respect to these guarantees, as the Company does not expect to make any additional payments associated with these guarantees. The majority of the guarantee instruments mature at various dates between 2010 and 2012.

(iii) General indemnifications
In the normal course of business, the Company has provided indemnifications, customary for the type of transaction or for the railway business, in various agreements with third parties, including indemnification provisions where the Company would be required to indemnify third parties and others. Indemnifications are found in various types of contracts with third parties which include, but are not limited to:
(a)	contracts granting the Company the right to use or enter upon property owned by third parties such as leases, easements, trackage rights and sidetrack agreements;
(b)	contracts granting rights to others to use the Company’s property, such as leases, licenses and easements;
(c)	contracts for the sale of assets and securitization of accounts receivable;
(d)	contracts for the acquisition of services;
(e)	financing agreements;
(f)	trust indentures, fiscal agency agreements, underwriting agreements or similar agreements relating to debt or equity securities of the Company and engagement agreements with financial advisors;
(g)	transfer agent and registrar agreements in respect of the Company’s securities;
(h)
trust and other agreements relating to pension plans and other plans, including those establishing trust funds to secure payment to certain officers and senior employees of special retirement compensation arrangements;

(i)	pension transfer agreements;
(j)	master agreements with financial institutions governing derivative transactions; and
(k)
settlement agreements with insurance companies or other third parties whereby such insurer or third party has been indemnified for any present or future claims relating to insurance policies, incidents or events covered by the settlement agreements.

Notes to Consolidated Financial Statements U.S. GAAP
      To the extent of any actual claims under these agreements, the Company maintains provisions for such items, which it considers to be adequate.  Due to the nature of the indemnification clauses, the maximum exposure for future payments may be material.  However, such exposure cannot be determined with certainty.
During the year, the Company entered into various indemnification contracts with third parties for which the maximum exposure for future payments cannot be determined with certainty. As a result, the Company was unable to determine the fair value of these guarantees and accordingly, no liability was recorded. There are no recourse provisions to recover any amounts from third parties.

18 – Financial instruments

A. Risk management
In the normal course of business, the Company is exposed to various risks such as credit risk, commodity price risk, interest rate risk, foreign currency risk, and liquidity risk. To manage these risks, the Company follows a financial risk management framework, which is monitored and approved by the Company’s Finance Committee, with a goal of maintaining a strong balance sheet, optimizing earnings per share and free cash flow, financing its operations at an optimal cost of capital and preserving its liquidity. The Company has limited involvement with derivative financial instruments in the management of its risks and does not use them for trading purposes. At December 31, 2009, the Company did not have any derivative financial instruments outstanding.

(i) Credit risk
In the normal course of business, the Company monitors the financial condition and credit limits of its customers and reviews the credit history of each new customer. Although the Company believes there are no significant concentrations of credit risk, the recent economic conditions have affected the Company’s customers and have thus resulted in an increase in the Company’s credit risk. To manage its credit risk, the Company’s focus remains maintaining the average daily sales outstanding within an acceptable range, working with customers to ensure timely payments, and in certain cases, requiring financial security through letters of credit.

(ii) Fuel
The Company is exposed to commodity price risk related to purchases of fuel and the potential reduction in net income due to increases in the price of diesel. The impact of variable fuel expense is mitigated substantially through the Company’s fuel surcharge program which apportions incremental changes in fuel prices to shippers within agreed upon guidelines. While this program provides effective coverage, residual exposure remains given that fuel price risk cannot be completely mitigated due to timing and given the volatility in the market. As such, the Company may enter into derivative instruments to mitigate such risk when considered appropriate.

Notes to Consolidated Financial Statements U.S. GAAP
(iii) Interest rate
The Company is exposed to interest rate risk, which is the risk that the fair value or future cash flows of a financial instrument will vary as a result of changes in market interest rates. Such risk exists in relation to the Company’s pension and postretirement plans and to its long-term debt. Overall return in the capital markets and the level of interest rates affect the funded status of the Company's pension plans, particularly the Company’s Canadian pension plan. Adverse changes with respect to pension plan returns and the level of interest rates from the date of the last actuarial valuation may have a material adverse effect on the Company’s results of operations, financial position or liquidity by significantly increasing future pension contributions.
The Company mainly issues debt subject to fixed interest rates, which exposes the Company to variability in the fair value of the debt. The Company also issues debt with variable interest rates through commercial paper borrowing and capital leases, which exposes the Company to variability in interest expense. To manage its interest rate exposure, the Company manages its borrowings in line with liquidity needs, maturity schedule, currency and interest rate profile. In anticipation of future debt issuances, the Company may enter into forward rate agreements. The Company does not currently hold any derivative financial instruments to manage its interest rate risk. At December 31, 2009, Accumulated other comprehensive loss included an unamortized gain of $11 million, $8 million after-tax ($11 million, $8 million after-tax at December 31, 2008) relating to treasury lock transactions settled in 2004, which are being amortized over the term of the related debt.

(iv) Foreign currency
The Company conducts its business in both Canada and the U.S. and as a result, is affected by currency fluctuations. Changes in the exchange rate between the Canadian dollar and other currencies (including the US dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby further affect the Company’s revenues and expenses.
All of the Company’s U.S. operations are self-contained foreign entities with the US dollar as their functional currency. Accordingly, the U.S. operations’ assets and liabilities are translated into Canadian dollars at the rate in effect at the balance sheet date and the revenues and expenses are translated at average exchange rates during the year. All adjustments resulting from the translation of the foreign operations are recorded in Other comprehensive income (loss). For the purpose of minimizing volatility of earnings resulting from the conversion of US dollar-denominated long-term debt into the Canadian dollar, the Company designates the US dollar-denominated long-term debt of the parent company as a foreign exchange hedge of its net investment in U.S. subsidiaries. As a result, from the dates of designation, unrealized foreign exchange gains and losses on the translation of the Company’s US dollar-denominated long-term debt are recorded in Accumulated other comprehensive loss.
Occasionally, the Company enters into short-term foreign exchange contracts as part of its cash management strategy. At December 31, 2009, the Company did not have any foreign exchange contracts outstanding.

(v) Liquidity risk
The Company monitors and manages its cash requirements to ensure access to sufficient funds to meet operational and investing requirements. The Company pursues a solid financial policy framework with the goal of maintaining a strong balance sheet, by monitoring its adjusted debt-to-total capitalization and adjusted debt-to-adjusted earnings before interest, income taxes, depreciation and amortization (EBITDA) ratios, and preserving a strong credit rating to be able to maintain access to public financing.
The Company’s principal source of liquidity is cash generated from operations, which is supplemented by its commercial paper program and its accounts receivable securitization program, to meet short-term liquidity needs. The Company’s primary uses of funds are for working capital requirements, including income tax installments as they become due and pension contributions, contractual obligations, capital expenditures relating to track infrastructure and other, acquisitions, dividend payouts, and the repurchase of shares through the share buyback program, when applicable. The Company sets priorities on its uses of available funds based on short-term operational requirements, expenditures to maintain a safe railway and strategic initiatives, while also considering its long-term contractual obligations and returning value to its shareholders.

Notes to Consolidated Financial Statements U.S. GAAP
B. Fair value of financial instruments
Generally accepted accounting principles define the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The Company uses the following methods and assumptions to estimate the fair value of each class of financial instruments for which the carrying amounts are included in the Consolidated Balance Sheet under the following captions:

(i) Cash and cash equivalents, Accounts receivable, Other current assets, Accounts payable and other:
The carrying amounts approximate fair value because of the short maturity of these instruments.

(ii) Other assets:
Investments: The Company has various equity investments for which the carrying value approximates the fair value, with the exception of certain cost investments for which the fair value was estimated based on the Company’s proportionate share of the underlying net assets.

(iii) Long-term debt:
The fair value of the Company’s long-term debt is estimated based on the quoted market prices for the same or similar debt instruments, as well as discounted cash flows using current interest rates for debt with similar terms, company rating, and remaining maturity.

The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments as at December 31, 2009 and 2008 for which the carrying values on the Consolidated Balance Sheet are different from their fair values:

In millions	December 31, 2009		December 31, 2008
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
Financial assets
Investments	$22	$111	$24	$127
Financial liabilities
Long-term debt (including current portion)	$6,461	$7,152	$7,911	$8,301

Notes to Consolidated Financial Statements U.S. GAAP

19 – Accumulated other comprehensive loss

The components of Accumulated other comprehensive loss are as follows:

In millions	December 31,	2009	2008

Unrealized foreign exchange loss		$(728)	$(575)
Pension and other postretirement benefit plans (Note 12)		(228)	412
Derivative instruments (Note 18)		8	8
Accumulated other comprehensive loss		$(948)	$(155)

The components of Other comprehensive income (loss) and the related tax effects are as follows:

In millions	Year ended December 31,	2009	2008	2007
Accumulated other comprehensive loss - Balance at January 1		$(155)	$(31)	$(44)
Other comprehensive income (loss):
	Unrealized foreign exchange gain (loss) (net of income tax (expense) recovery
	of $(131), $194 and $(91), for 2009, 2008 and 2007, respectively)	(153)	187	(307)
	Pension and other postretirement benefit plans
	(net of income tax (expense) recovery of $223, $125 and $(129),
	for 2009, 2008 and 2007, respectively)	(640)	(311)	320
	Derivative instruments (net of income tax recovery of nil, nil and $1,
	for 2009, 2008 and 2007, respectively)	-	-	-

Other comprehensive income (loss)		(793)	(124)	13
Accumulated other comprehensive loss - Balance at December 31		$(948)	$(155)	$(31)

20 – Subsequent events

These Annual Consolidated Financial Statements, Notes thereto, and the related auditor’s reports thereon, were issued on February 5, 2010. As at such date, there were no material subsequent events affecting any conditions that existed at the date of the balance sheet, including any estimates inherent in the process of preparing the financial statements.

On January 26, 2010, the Board of Directors of the Company approved a new share repurchase program which allows for the repurchase of up to 15.0 million common shares between January 29, 2010 and December 31, 2010 pursuant to a normal course issuer bid, at prevailing market prices or such other prices as may be permitted by the Toronto Stock Exchange.

21 – Comparative figures

Certain figures, previously reported in 2008 and 2007, have been reclassified to conform with the basis of presentation adopted in 2009.

Item 4

Management’s Discussion and Analysis U.S. GAAP

Management’s discussion and analysis (MD&A) relates to the financial position and results of operations of Canadian National Railway Company, together with its wholly-owned subsidiaries, collectively “CN” or “the Company.” Canadian National Railway Company’s common shares are listed on the Toronto and New York stock exchanges. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars and determined on the basis of United States generally accepted accounting principles (U.S. GAAP). The Company’s objective is to provide meaningful and relevant information reflecting the Company’s financial position and results of operations. In certain instances, the Company may make reference to certain non-GAAP measures that, from management’s perspective, are useful measures of performance. The reader is advised to read all information provided in the MD&A in conjunction with the Company’s 2009 Annual Consolidated Financial Statements and Notes thereto.

Business profile

CN is engaged in the rail and related transportation business. CN’s network of approximately 21,100 route miles of track spans Canada and mid-America, connecting three coasts: the Atlantic, the Pacific and the Gulf of Mexico. CN’s extensive network, and its co-production arrangements, routing protocols, marketing alliances, and interline agreements, provide CN customers access to all three North American Free Trade Agreement (NAFTA) nations.
CN’s freight revenues are derived from seven commodity groups representing a diversified and balanced portfolio of goods transported between a wide range of origins and destinations. This product and geographic diversity better positions the Company to face economic fluctuations and enhances its potential for growth opportunities. In 2009, no individual commodity group accounted for more than 18% of revenues. From a geographic standpoint, 19% of revenues came from United States (U.S.) domestic traffic, 28% from transborder traffic, 24% from Canadian domestic traffic and 29% from overseas traffic. The Company is the originating carrier for approximately 85% of traffic moving along its network, which allows it both to capitalize on service advantages and build on opportunities to efficiently use assets.

Corporate organization

The Company manages its rail operations in Canada and the United States as one business segment. Financial information reported at this level, such as revenues, operating income and cash flow from operations, is used by the Company’s corporate management in evaluating financial and operational performance and allocating resources across CN’s network. The Company’s strategic initiatives, which drive its operational direction, are developed and managed centrally by corporate management and are communicated to its regional activity centers (the Western Region, Eastern Region and Southern Region), whose role is to manage the day-to-day service requirements of their respective territories, control direct costs incurred locally, and execute the corporate strategy and operating plan established by corporate management.
See Note 15 – Segmented information, to the Company’s 2009 Annual Consolidated Financial Statements for additional information on the Company’s corporate organization, as well as selected financial information by geographic area.

Strategy overview

CN’s focus is on running a safe and efficient railroad. While remaining at the forefront of the rail industry, CN’s goal is to be internationally regarded as one of the best-performing transportation companies.
CN’s commitment is to create value for both its customers and shareholders. By providing quality and cost-effective service, CN seeks to create value for its customers. CN’s corporate goals are generally based on five key financial performance targets: revenues, operating income, earnings per share, free cash flow and return on investment, as well as various key operating metrics, including safety metrics that the Company focuses on to measure efficiency, and quality and level of service. By striving for sustainable financial performance through profitable growth, adequate free cash flow and return on investment, CN seeks to deliver increased shareholder value. For 2010, the Company’s Board of Directors has approved an increase of 7% to the quarterly dividend to common shareholders, from $0.2525 to $0.27, and the initiation of a share repurchase program to be funded mainly from cash generated from operations. The share repurchase program allows for the repurchase of up to 15.0 million common shares between January 29, 2010 and December 31, 2010 pursuant to a normal course issuer bid, at prevailing market prices or such other price as may be permitted by the Toronto Stock Exchange.

Management’s Discussion and Analysis U.S. GAAP

CN has a unique business model, which is anchored on five corporate values: providing quality service, controlling costs, focusing on asset utilization, committing to safety, and developing people. Employees are encouraged to share these values and promote them in their day-to-day work. Precision Railroading is at the core of CN’s business model. It is a highly disciplined process whereby CN handles individual rail shipments according to a specific trip plan and manages all aspects of railroad operations to meet customer commitments efficiently and profitably. Precision Railroading demands discipline to execute the trip plan, the relentless measurement of results, and the use of such results to generate further execution improvements. Precision Railroading increases velocity, improves reliability, lowers costs, enhances asset utilization and, ultimately, helps the Company to grow the top line. It has been a key contributor to CN’s earnings growth and improved return.

Although many industries, including transportation, have been impacted by the recent economic conditions, the basic driver of the Company’s business remains intact – demand for reliable, efficient, and cost effective transportation. The Company’s focus during these volatile times has been and will continue to be the pursuit of its long-term business plan, providing a high level of service to customers, operating safely and efficiently, and meeting short- and long-term financial commitments.
As a result of the recession in the North American economy and the contraction of the global economy in 2009, most of the Company’s commodity groups were significantly impacted, including forest products, automotive, petroleum and chemicals, metals and minerals and intermodal. The Company made the necessary changes to its operations to reflect the reduced freight volumes and imposed certain cost-reduction measures. However, at this time, it appears that several of the Company’s markets may have hit bottom. The productivity gains earned during 2009 position the Company well for the anticipated gradual recovery in traffic. However, to continue to meet its long-term business plan objectives, the Company’s focus remains on top-line growth through its pricing-to-value strategy and on opportunities that extend beyond the business cycle, such as market share gains versus truck; commodities related to oil and gas development in western Canada; the Prince Rupert Intermodal Terminal; opportunities in the bulk sector, such as Illinois basin coal; and the expansion of its non-rail services.
To operate efficiently and safely while maintaining a high level of customer service, the Company will continue to leverage its unique North American franchise consisting of its rail network, unique network of ports and efficient international trade gateways and complementary non-rail service offerings; and its superior business model. The Company plans to continue to invest in capital programs to maintain a safe railway and pursue strategic initiatives to improve its franchise. The Company continuously seeks productivity initiatives to reduce costs and leverage its assets. Opportunities to improve productivity extend across all functions in the organization. Train productivity is improved through the use of locomotives equipped with “distributed power,” which allows the Company to run longer, more efficient trains, including in cold weather conditions, while improving train handling, reducing train separations and ensuring the overall safety of operations. This initiative, combined with CN’s investments in longer sidings, offers train-mile savings, allows for efficient long-train operations and, reduces wear on rail and wheels. Yard throughput is being improved through SmartYard, an innovative use of real-time traffic information to sequence cars effectively and get them out on the line more quickly in the face of constantly changing conditions. In Engineering, the Company is continuously working to increase the productivity of its field forces, through better use of traffic information and the optimization of work scheduling, and as a result, better management of its engineering forces on the track. The Company also intends to maintain a solid focus on reducing accidents and related costs, as well as costs for legal claims and health care.
CN’s capital programs support the Company’s commitment to the five corporate values and its ability to grow the business profitably. In 2010, CN plans to invest approximately $1.5 billion on capital programs, of which close to $1 billion is targeted towards track infrastructure to continue to operate a safe railway and to improve the productivity and fluidity of the network, and includes the replacement of rail, ties, and other track materials and bridge improvements, as well as rail-line improvements for its recently acquired Elgin, Joliet and Eastern Railway Company (EJ&E) property. This amount also includes funds for strategic initiatives and additional enhancements to the track infrastructure in western Canada. CN’s equipment spending, targeted to reach approximately $200 million in 2010, is intended to improve the quality of the fleet to meet customer requirements, and includes the acquisition of 49 new high-horsepower locomotives. CN also expects to spend approximately $300 million on facilities to grow the business, including transloads and distribution centers; on information technology to improve service and operating efficiency; and on other projects to increase productivity.

Management’s Discussion and Analysis U.S. GAAP

The Company also invests in various strategic initiatives to expand the scope of its business. A key initiative was the acquisition of the EJ&E lines in 2009, which will drive new efficiencies and operating improvements on CN's network as a result of streamlined rail operations and reduced congestion. To meet short- and long-term financial commitments, the Company pursues a solid financial policy framework with the goal of maintaining a strong balance sheet, by monitoring its adjusted debt-to-total capitalization and adjusted debt-to-adjusted earnings before interest, income taxes, depreciation and amortization (EBITDA) ratios, and preserving a strong credit rating to be able to maintain access to public financing. The Company’s principal source of liquidity is cash generated from operations, which can be supplemented by its commercial paper program and its accounts receivable securitization program, to meet short-term liquidity needs. The Company’s primary uses of funds are for working capital requirements, including income tax installments as they become due and pension contributions, contractual obligations, capital expenditures relating to track infrastructure and other, acquisitions, dividend payouts, and the repurchase of shares through a share buyback program, when applicable. The Company sets priorities on its uses of available funds based on short-term operational requirements, expenditures to continue to operate a safe railway and strategic initiatives, while also considering its long-term contractual obligations and returning value to its shareholders.

The Company’s commitment to safety is reflected in the wide range of initiatives that CN is pursuing and in the size of its capital programs. Comprehensive plans are in place to address safety, security, employee well-being and environmental management. CN's Integrated Safety Plan is the framework for putting safety at the center of its day-to-day operations. This proactive plan, which is fully supported by senior management, is designed to minimize risk and drive continuous improvement in the reduction of injuries and accidents, and engages employees at all levels of the organization.
Environmental protection is also an integral part of CN’s day-to-day activities. A combination of key resource people, training, policies, monitoring and environmental assessments helps to ensure that the Company’s operations comply with CN’s Environmental Policy, a copy of which is available on CN’s website.
CN’s ability to develop the best railroaders in the industry has been a key contributor to the Company’s success. CN recognizes that without the right people – no matter how good a service plan or business model a company may have – it will not be able to fully execute. The Company is focused on recruiting the right people, developing employees with the right skills, motivating them to do the right thing, and training them to be the future leaders of the Company. The Human Resources and Compensation Committee of the Board of Directors reviews the progress made in developing current and future leaders through the Company’s leadership development programs. These programs and initiatives provide a solid platform for the assessment and development of the Company’s talent pool. The leadership development programs are tightly integrated with the Company’s business strategy. Particularly in 2009, the Committee was actively focused on succession and transition and will maintain this oversight role into 2010 as the new President and Chief Executive Officer and his management team takes over the helm.

The forward-looking statements provided in the above section and in other parts of this MD&A are subject to risks and uncertainties that could cause actual results or performance to differ materially from those expressed or implied in such statements and are based on certain factors and assumptions which the Company considers reasonable, about events, developments, prospects and opportunities that may not materialize or that may be offset entirely or partially by other events and developments. See the section of this MD&A entitled Forward-looking statements for assumptions and risk factors affecting such forward-looking statements.

Management’s Discussion and Analysis U.S. GAAP

Forward-looking statements

Certain information included in this MD&A are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. CN cautions that, by their nature, forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. These forward-looking statements include, but are not limited to, statements with respect to long-term growth opportunities; statements that several of the Company’s markets may have hit bottom; the anticipation that cash flow from operations and from various sources of financing will be sufficient to meet debt repayments and future obligations in the foreseeable future; statements regarding future payments, including income taxes and pension contributions; as well as the projected 2010 capital spending program.
Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company or the rail industry to be materially different from the outlook or any future results or performance implied by such statements. Key assumptions used in determining forward-looking information are set forth below.

Forward-looking statements	Key assumptions or expectations
Statements relating to general economic and business conditions, including those referring to long-term growth opportunities and markets served by the Company having hit bottom
• Gradual recovery in the North American economy
• Improving global economic conditions
• Long-term growth opportunities being less affected by current economic conditions
• Improving production rates in specific industries
• Improving carload traffic

Statements relating to the Company’s ability to meet debt repayments and future obligations in the foreseeable future, including income tax payments and 2010 capital spending
• Gradual recovery in the North American economy
• Improving global economic conditions
• Adequate credit ratios
• Investment grade credit rating
• Access to capital markets
• Adequate cash generated from operations

Statements relating to the 2010 pension contributions	• Reasonable level of funding as determined by actuarial valuations • Adequate return on investment on pension plan assets

Important risk factors that could affect the above forward-looking statements include, but are not limited to, the effects of general economic and business conditions; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. See the section of this MD&A entitled Business risks for detailed information on major risk factors.

Management’s Discussion and Analysis U.S. GAAP

Financial and statistical highlights

$ in millions, except per share data, or unless otherwise indicated	2009	2008	2007

Financial results
Revenues	$7,367	$8,482	$7,897
Operating income (1)	$2,406	$2,894	$2,876
Net income (1) (2) (3) (4)	$1,854	$1,895	$2,158

Operating ratio (1)	67.3%	65.9%	63.6%

Basic earnings per share (1) (2) (3) (4)	$3.95	$3.99	$4.31
Diluted earnings per share (1) (2) (3) (4)	$3.92	$3.95	$4.25

Dividend declared per share	$1.01	$0.92	$0.84

Financial position
Total assets	$25,176	$26,720	$23,460
Total long-term financial liabilities	$12,706	$14,269	$11,693
Statistical operating data and productivity measures (5)
Employees (average for the year)	21,793	22,695	22,389
Gross ton miles (GTM) per average number of employees (thousands)	13,981	14,975	15,539
GTMs per US gallon of fuel consumed	932	894	887

(1)	The 2009 figures include $49 million, or $30 million after-tax ($0.06 per basic or diluted share), for EJ&E acquisition-related costs.

(2)
The 2009 figures include gains on sale of the Company's Weston subdivision of $157 million, or $135 million after-tax ($0.29 per basic or diluted share) and Lower Newmarket subdivision of $69 million, or $59 million after-tax ($0.12 per basic or diluted share). The 2009 figures also include a deferred income tax recovery of $157 million ($0.33 per basic or diluted share), of which $126 million ($0.27 per basic or diluted share) resulted from the enactment of lower provincial corporate income tax rates, $16 million ($0.03 per basic or diluted share) resulted from the recapitalization of a foreign investment, and $15 million ($0.03 per basic or diluted share) resulted from the resolution of various income tax matters and adjustments related to tax filings of prior years.

(3)
The 2008 figures include a deferred income tax recovery of $117 million ($0.24 per basic or diluted share), of which $83 million ($0.17 per basic or diluted share) was due to the resolution of various income tax matters and adjustments related to tax filings of prior years, $23 million ($0.05 per basic or diluted share) resulted from the enactment of corporate income tax rate changes in Canada and $11 million ($0.02 per basic or diluted share) was due to net capital losses arising from the reorganization of a subsidiary.

(4)
The 2007 figures include a deferred income tax recovery of $328 million ($0.66 per basic share or $0.64 per diluted share), resulting mainly from the enactment of corporate income tax rate changes in Canada; the gains on sale of the Central Station Complex of $92 million, or $64 million after-tax ($0.13 per basic or diluted share); and the Company's investment in English Welsh and Scottish Railway (EWS) of $61 million, or $41 million after-tax ($0.08 per basic or diluted share).

(5)	Based on estimated data available at such time and subject to change as more complete information becomes available.

Management’s Discussion and Analysis U.S. GAAP

Financial results

2009 compared to 2008
In 2009, net income was $1,854 million, a decrease of $41 million, or 2%, when compared to 2008, with diluted earnings per share decreasing 1% to $3.92.
The Company’s results of operations, particularly in 2009, were affected by significant weakness across markets due to economic conditions, while 2008 was also marked by severe weather conditions in the first quarter. It appears though that several of the Company’s markets may have hit bottom. The 2009 and 2008 figures include items affecting the comparability of the results of operations. Included in the 2009 figures were gains on sale of the Company’s Weston subdivision of $157 million, or $135 million after-tax ($0.29 per basic or diluted share) and Lower Newmarket subdivision of $69 million, or $59 million after-tax ($0.12 per basic or diluted share), as well as EJ&E acquisition-related costs of $49 million, or $30 million after-tax ($0.06 per basic or diluted share). The 2009 figures also include a deferred income tax recovery of $157 million ($0.33 per basic or diluted share), of which $126 million ($0.27 per basic or diluted share) resulted from the enactment of lower provincial corporate income tax rates, $16 million ($0.03 per basic or diluted share) resulted from the recapitalization of a foreign investment, and $15 million ($0.03 per basic or diluted share) resulted from the resolution of various income tax matters and adjustments related to tax filings of prior years. The CN locomotive engineers’ strike that occurred in the fourth quarter of 2009 had a minimal impact on the Company’s results of operations.
Included in the 2008 figures was a deferred income tax recovery of $117 million ($0.24 per basic or diluted share), of which $83 million ($0.17 per basic or diluted share) was due to the resolution of various income tax matters and adjustments related to tax filings of prior years, $23 million ($0.05 per basic or diluted share) was due to the enactment of corporate income tax rate changes in Canada, and $11 million ($0.02 per basic or diluted share) was due to net capital losses arising from the reorganization of a subsidiary.
Foreign exchange fluctuations have also had an impact on the comparability of the results of operations. The fluctuation of the Canadian dollar relative to the US dollar, which affects the conversion of the Company’s US dollar-denominated revenues and expenses, has resulted in an increase of approximately $25 million ($0.05 per basic or diluted share) to net income in 2009.
Revenues for the year ended December 31, 2009 decreased by $1,115 million, or 13%, to $7,367 million, mainly due to significantly lower freight volumes in almost all markets as a result of economic conditions in the North American and global economies, and a reduction in the fuel surcharge due to year-over-year decreases in applicable fuel prices and lower volumes. These factors were partly offset by freight rate increases and the positive translation impact of the weaker Canadian dollar on US dollar-denominated revenues.
For the year ended December 31, 2009, operating expenses decreased by $627 million, or 11%, to $4,961 million, mainly due to lower fuel costs; and reduced expenses for purchased services and material, partly reflecting the impact of reduced freight volumes as well as management’s cost-reduction initiatives. These factors were partially offset by the negative translation impact of the weaker Canadian dollar on US dollar-denominated expenses.
The operating ratio, defined as operating expenses as a percentage of revenues, was 67.3% in 2009, compared to 65.9% in 2008, a 1.4-point increase.

Management’s Discussion and Analysis U.S. GAAP

Revenues

In millions, unless otherwise indicated	Year ended December 31,	2009	2008	% Change

Rail freight revenues		$6,632	$7,641	(13%)
Other revenues		735	841	(13%)
Total revenues		$7,367	$8,482	(13%)
Rail freight revenues:
Petroleum and chemicals		$1,260	$1,346	(6%)
Metals and minerals		728	950	(23%)
Forest products		1,147	1,436	(20%)
Coal		464	478	(3%)
Grain and fertilizers		1,341	1,382	(3%)
Intermodal		1,337	1,580	(15%)
Automotive		355	469	(24%)
Total rail freight revenues		$6,632	$7,641	(13%)
Revenue ton miles (RTM) (millions)		159,862	177,951	(10%)
Rail freight revenue/RTM (cents)		4.15	4.29	(3%)
Carloads (thousands)		3,991	4,615	(14%)
Rail freight revenue/carload (dollars)		1,662	1,656	-

Revenues for the year ended December 31, 2009 totaled $7,367 million compared to $8,482 million in 2008. The decrease of $1,115 million was mainly due to significantly lower freight volumes in almost all markets as a result of economic conditions in the North American and global economies; and a reduction in the fuel surcharge in the range of $725 million due to year-over-year decreases in applicable fuel prices and lower volumes. These factors were partly offset by freight rate increases and the positive translation impact of the weaker Canadian dollar on US dollar-denominated revenues. During the first nine months of the year, the Company experienced a $370 million positive translation impact of the weaker Canadian dollar that was offset in the fourth quarter by a negative translation impact of approximately $145 million as a result of the strengthened Canadian dollar. This effect was experienced in all revenue commodity groups, although not explicitly stated in the discussions that follow.
In 2009, revenue ton miles (RTM), measuring the relative weight and distance of rail freight transported by the Company, declined 10% relative to 2008. Rail freight revenue per revenue ton mile, a measurement of yield defined as revenue earned on the movement of a ton of freight over one mile, decreased by 3% when compared to 2008, mainly due to the impact of a lower fuel surcharge and an increase in the average length of haul, that were partly offset by freight rate increases and the positive translation impact of the weaker Canadian dollar.

Petroleum and chemicals

	Year ended December 31,	2009	2008	% Change
Revenues (millions)		$1,260	$1,346	(6%)
RTMs (millions)		29,381	32,346	(9%)
Revenue/RTM (cents)		4.29	4.16	3%

Management’s Discussion and Analysis U.S. GAAP

Petroleum and chemicals comprises a wide range of commodities, including chemicals, sulfur, plastics, petroleum products and liquefied petroleum gas (LPG) products. The primary markets for these commodities are within North America, and as such, the performance of this commodity group is closely correlated with the North American economy. Most of the Company’s petroleum and chemicals shipments originate in the Louisiana petrochemical corridor between New Orleans and Baton Rouge; in northern Alberta, which is a major center for natural gas feedstock and world scale petrochemicals and plastics; and in eastern Canadian regional plants. These shipments are destined for customers in Canada, the United States and overseas. For the year ended December 31, 2009, revenues for this commodity group decreased by $86 million, or 6%, when compared to 2008. The decrease was mainly due to the impact of a lower fuel surcharge, reduced volumes for chemical products due to weakness in industrial production, and reduced sulfur shipments.  These factors were partly offset by freight rate increases, the positive translation impact of the weaker Canadian dollar, and increased shipments related to the acquisition of the EJ&E. Revenue per revenue ton mile increased by 3% in 2009, mainly due to freight rate increases; the positive translation impact of the weaker Canadian dollar; and a decrease in the average length of haul, particularly in the second half of 2009; that were partly offset by the impact of a lower fuel surcharge.

Percentage of revenues
Petroleum and plastics	62%
Chemicals	38%

Year ended December 31,	2007	2008	2009
Carloads (thousands)	599	547	511

Metals and minerals

	Year ended December 31,	2009	2008	% Change
Revenues (millions)		$728	$950	(23%)
RTMs (millions)		12,994	17,953	(28%)
Revenue/RTM (cents)		5.60	5.29	6%

The metals and minerals commodity group consists primarily of nonferrous base metals, concentrates, iron ore, steel, construction materials, machinery and dimensional (large) loads. The Company provides unique rail access to aluminum, mining, steel and iron ore producing regions, which are among the most important in North America. This access, coupled with the Company’s transload and port facilities, has made CN a leader in the transportation of copper, lead, zinc, concentrates, iron ore, refined metals and aluminum. Mining, oil and gas development and non-residential construction are the key drivers for metals and minerals. For the year ended December 31, 2009, revenues for this commodity group decreased by $222 million, or 23%, when compared to 2008. The decrease was mainly due to weakness in the steel industry, which reduced shipments of steel products and iron ore; the impact of a lower fuel surcharge; and weakness in the construction industry. These factors were partly offset by freight rate increases and the positive translation impact of the weaker Canadian dollar. Revenue per revenue ton mile increased by 6% in 2009, mainly due to freight rate increases and the positive translation impact of the weaker Canadian dollar that were partly offset by the impact of a lower fuel surcharge.

Percentage of revenues
Metals	51%
Minerals	29%
Iron ore	20%

Year ended December 31,	2007	2008	2009
Carloads (thousands)	1,010	1,025	721

Management’s Discussion and Analysis U.S. GAAP

Forest products

	Year ended December 31,	2009	2008	% Change
Revenues (millions)		$1,147	$1,436	(20%)
RTMs (millions)		27,594	33,847	(18%)
Revenue/RTM (cents)		4.16	4.24	(2%)

The forest products commodity group includes various types of lumber, panels, paper, wood pulp and other fibers such as logs, recycled paper and wood chips. The Company has superior rail access to the western and eastern Canadian fiber-producing regions, which are among the largest fiber source areas in North America. In the United States, the Company is strategically located to serve both the Midwest and southern U.S. corridors with interline connections to other Class I railroads. The key drivers for the various commodities are: for newsprint, advertising lineage, non-print media and overall economic conditions, primarily in the United States; for fibers (mainly wood pulp), the consumption of paper in North American and offshore markets; and for lumber and panels, housing starts and renovation activities in the United States. For the year ended December 31, 2009, revenues for this commodity group decreased by $289 million, or 20%, when compared to 2008. The decrease was mainly due to lower volumes from overall weak demand that resulted in several customer mill closures and production curtailments and the impact of a lower fuel surcharge. These factors were partly offset by the positive translation impact of the weaker Canadian dollar and freight rate increases. Revenue per revenue ton mile decreased by 2% in 2009, mainly due to the impact of a lower fuel surcharge that was partly offset by the positive translation impact of the weaker Canadian dollar and freight rate increases.

Percentage of revenues
Pulp and paper	60%
Lumber and panels	40%

Year ended December 31,	2007	2008	2009
Carloads (thousands)	584	511	403

Coal

	Year ended December 31,	2009	2008	% Change
Revenues (millions)		$464	$478	(3%)
RTMs (millions)		14,805	14,886	(1%)
Revenue/RTM (cents)		3.13	3.21	(2%)

The coal commodity group consists primarily of thermal grades of bituminous coal. Canadian thermal coal is delivered to power utilities primarily in eastern Canada; while in the United States, thermal coal is transported from mines served in southern Illinois, or from western U.S. mines via interchange with other railroads, to major utilities in the Midwest and southeast United States. The coal business also includes the transport of Canadian metallurgical coal, which is largely exported via terminals on the west coast of Canada to offshore steel producers. For the year ended December 31, 2009, revenues for this commodity group decreased by $14 million, or 3%, when compared to 2008. The decrease was mainly due to the impact of a lower fuel surcharge and reduced shipments of metallurgical coal from Canadian mines in the first half of 2009.  These factors were partly offset by shipments related to the acquisition of the EJ&E, freight rate increases, the positive translation impact of the weaker Canadian dollar, and stronger volumes of Canadian export coal from new origins. Revenue per revenue ton mile decreased by 2% in 2009, largely due to the impact of a lower fuel surcharge, that was partly offset by a decrease in the average length of haul, freight rate increases and the positive translation impact of the weaker Canadian dollar.

Management’s Discussion and Analysis U.S. GAAP

Percentage of revenues
Coal	86%
Petroleum coke	14%

Year ended December 31,	2007	2008	2009
Carloads (thousands)	361	375	426

Grain and fertilizers

	Year ended December 31,	2009	2008	% Change
Revenues (millions)		$1,341	$1,382	(3%)
RTMs (millions)		40,859	42,507	(4%)
Revenue/RTM (cents)		3.28	3.25	1%

The grain and fertilizers commodity group depends primarily on crops grown and fertilizers processed in western Canada and the U.S. Midwest. The grain segment consists of three primary segments: food grains (mainly wheat, oats and malting barley), feed grains (including feed barley, feed wheat, and corn), and oilseeds and oilseed products (primarily canola seed, oil and meal, and soybeans). Production of grain varies considerably from year to year, affected primarily by weather conditions, seeded and harvested acreage, the mix of grains produced and crop yields. Grain exports are sensitive to the size and quality of the crop produced, international market conditions and foreign government policy. The majority of grain produced in western Canada and moved by CN is exported via the ports of Vancouver, Prince Rupert and Thunder Bay. Certain of these rail movements are subject to government regulation and to a revenue cap, which effectively establishes a maximum revenue entitlement that railways can earn. In the U.S., grain grown in Illinois and Iowa is exported, as well as transported to domestic processing facilities and feed markets. The Company also serves major producers of potash in Canada, as well as producers of ammonium nitrate, urea and other fertilizers across Canada and the U.S. For the year ended December 31, 2009, revenues for this commodity group decreased by $41 million, or 3%, when compared to 2008. The decrease was mainly due to the impact of a lower fuel surcharge; reduced shipments of potash in North America, particularly in the first half of 2009; and weak U.S. corn exports. These factors were partly offset by strong export volumes of grain through western Canadian ports, the positive translation impact of the weaker Canadian dollar, and freight rate increases. In addition, the negative impact of the Canadian Transportation Agency’s decision in 2008 to retroactively reduce rail revenue entitlement for grain transportation, as well as its determination that the Company exceeded the revenue cap for the 2007-08 crop year, reduced revenues in the fourth quarter of 2008 by $26 million. Revenue per revenue ton mile increased by 1% in 2009, mainly due to the positive translation impact of the weaker Canadian dollar and freight rate increases that were partly offset by the impact of a lower fuel surcharge and an increase in the average length of haul.

Percentage of revenues
Oilseeds	31%
Food grains	27%
Feed grains	26%
Fertilizers	16%

Year ended December 31,	2007	2008	2009
Carloads (thousands)	601	579	530

Management’s Discussion and Analysis U.S. GAAP

Intermodal

	Year ended December 31,	2009	2008	% Change
Revenues (millions)		$1,337	$1,580	(15%)
RTMs (millions)		32,159	33,822	(5%)
Revenue/RTM (cents)		4.16	4.67	(11%)

The intermodal commodity group is comprised of two segments: domestic and international. The domestic segment transports consumer products and manufactured goods, operating through both retail and wholesale channels, within domestic Canada, domestic U.S., Mexico and transborder, while the international segment handles import and export container traffic, directly serving the major ports of Vancouver, Prince Rupert, Montreal, Halifax and New Orleans. The domestic segment is driven by consumer markets, with growth generally tied to the economy. The international segment is driven by North American economic and trade conditions. For the year ended December 31, 2009, revenues for this commodity group decreased by $243 million, or 15%, when compared to 2008. The decrease was mainly due to the impact of a lower fuel surcharge, lower shipments through the Port of Vancouver, and reduced domestic volumes.  Partly offsetting these factors were higher volumes through the Port of Prince Rupert, freight rate increases, and the positive translation impact of the weaker Canadian dollar. Revenue per revenue ton mile decreased by 11% in 2009, mainly due to the impact of a lower fuel surcharge that was partly offset by freight rate increases and the positive translation impact of the weaker Canadian dollar.

Percentage of revenues
International	53%
Domestic	47%

Year ended December 31,	2007	2008	2009
Carloads (thousands)	1,324	1,377	1,246

Automotive

	Year ended December 31,	2009	2008	% Change
Revenues (millions)		$355	$469	(24%)
RTMs (millions)		2,070	2,590	(20%)
Revenue/RTM (cents)		17.15	18.11	(5%)

The automotive commodity group moves both finished vehicles and parts throughout North America, providing rail access to certain vehicle assembly plants in Canada, Michigan and Mississippi. The Company also serves vehicle distribution facilities in Canada and the U.S., as well as parts production facilities in Michigan and Ontario. The Company serves shippers of import vehicles via the ports of Halifax and Vancouver, and through interchange with other railroads. The Company’s automotive revenues are closely correlated to automotive production and sales in North America. For the year ended December 31, 2009, revenues for this commodity group decreased by $114 million, or 24%, when compared to 2008. The decrease was mainly due to significantly lower volumes of finished vehicle traffic and the impact of a lower fuel surcharge. These factors were partly offset by freight rate increases, the positive translation impact of the weaker Canadian dollar, and the impact of a labor-related temporary curtailment in the operations of a CN-served customer that occurred in the second quarter of 2008. Revenue per revenue ton mile decreased by 5% in 2009, mainly due to the impact of a lower fuel surcharge and an increase in the average length of haul during the first half of the year, that were partly offset by freight rate increases and the positive translation impact of the weaker Canadian dollar.

Management’s Discussion and Analysis U.S. GAAP

Percentage of revenues
Finished vehicles	87%
Auto parts	13%

Year ended December 31,	2007	2008	2009
Carloads (thousands)	265	201	154

Other revenues
Other revenues include revenues from non-rail transportation services, interswitching, and maritime operations. In 2009, Other revenues amounted to $735 million, a decrease of $106 million, or 13%, when compared to 2008, mainly due to lower non-rail transportation services attributable to CN WorldWide activities that was partly offset by the positive translation impact of the weaker Canadian dollar.

Operating expenses

Operating expenses for the year ended December 31, 2009 amounted to $4,961 million, compared to $5,588 million in 2008. The decrease of $627 million, or 11%, in 2009 was mainly due to lower fuel costs; and reduced expenses for purchased services and material, partly reflecting the impact of reduced freight volumes as well as management’s cost-reduction initiatives. These factors were partially offset by the negative translation impact of the weaker Canadian dollar on US dollar-denominated expenses. During the first nine months of the year, the Company experienced a negative translation impact of the weaker Canadian dollar of approximately $255 million that was offset in the fourth quarter by a positive translation impact of approximately $85 million. This effect was experienced in all expense categories, although not explicitly stated in the discussions that follow.

					Percentage of revenues
In millions	Year ended December 31,	2009	2008	% Change	2009	2008

Labor and fringe benefits		$1,696	$1,674	(1%)	23.0%	19.7%
Purchased services and material		1,027	1,137	10%	13.9%	13.4%
Fuel		769	1,403	45%	10.4%	16.5%
Depreciation and amortization		790	725	(9%)	10.7%	8.6%
Equipment rents		284	262	(8%)	3.9%	3.1%
Casualty and other		395	387	(2%)	5.4%	4.6%
Total operating expenses		$4,961	$5,588	11%	67.3%	65.9%

Labor and fringe benefits: Labor and fringe benefits expense includes wages, payroll taxes, and employee benefits such as incentive compensation, stock-based compensation, health and welfare, and pensions and other postretirement benefits. Certain incentive and stock-based compensation plans are based on financial and market performance targets and the related expense is recorded in relation to the attainment of such targets. Labor and fringe benefits expense increased by $22 million, or 1%, in 2009 when compared to 2008. The increase was mainly due to higher stock-based compensation expense, the translation impact of the weaker Canadian dollar, lower pension income and increased health and welfare costs. Partly offsetting these factors was the impact of a reduced workforce and lower labor costs as a result of the decline in freight volumes.

Management’s Discussion and Analysis U.S. GAAP

Purchased services and material: Purchased services and material expense primarily includes the costs of services purchased from outside contractors; materials used in the maintenance of the Company’s track, facilities and equipment, transportation and lodging for train crew employees; utility costs; and the net costs of operating facilities jointly used by the Company and other railroads. These expenses decreased by $110 million, or 10%, in 2009 when compared to 2008. The decrease was mainly a result of reduced third-party non-rail transportation services, repairs and maintenance on equipment, contracted services, and discretionary costs, reflecting the decline in freight volumes as well as management’s cost-reduction initiatives. Partly offsetting these factors was the translation impact of the weaker Canadian dollar.

Fuel: Fuel expense includes the cost of fuel consumed by locomotives, intermodal equipment and other vehicles. These expenses decreased by $634 million, or 45%, in 2009 when compared to 2008. The decrease was primarily due to a lower average price for fuel, reduced freight volumes and productivity improvements, which were partly offset by the translation impact of the weaker Canadian dollar.

Depreciation and amortization: Depreciation and amortization expense relates to the Company’s rail and related operations. These expenses increased by $65 million, or 9%, in 2009 when compared to 2008. The increase was mainly due to the impact of net capital additions and the translation impact of the weaker Canadian dollar.

Equipment rents: Equipment rents expense includes rental expense for the use of freight cars owned by other railroads or private companies and for the short- or long-term lease of freight cars, locomotives and intermodal equipment, net of rental income from other railroads for the use of the Company’s cars and locomotives. These expenses increased by $22 million, or 8%, in 2009 when compared to 2008. The increase was primarily due to lower car hire income due to fewer shipments offline and the translation impact of the weaker Canadian dollar. These factors were partly offset by reduced car hire expense from fewer foreign cars online and increased velocity; and reduced lease expense.

Casualty and other: Casualty and other expense includes expenses for personal injuries, environmental, freight and property damage, insurance, bad debt and operating taxes, as well as travel expenses. These expenses increased by $8 million, or 2%, in 2009 when compared to 2008. The increase was mainly due to the EJ&E acquisition-related costs of $49 million, an increase in legal claims, the translation impact of the weaker Canadian dollar and higher property taxes in the U.S. These factors were partly offset by a higher reduction to the liability for U.S. personal injury claims in 2009 as compared to 2008 pursuant to annual actuarial studies; a lower bad debt expense; reduced travel-related expenses, reflecting management’s cost-reduction initiatives; and a reduction in the environmental expense.

Other

Interest expense: Interest expense increased by $37 million, or 10%, for the year ended December 31, 2009 when compared to 2008, mainly due to the impact of the weaker Canadian dollar on US dollar-denominated interest expense and interest on new debt issuances, that were partly offset by the benefit of repayments of commercial paper and matured Notes, as well as lower interest rates.

Other income: In 2009, the Company recorded Other income of $267 million compared to $26 million in 2008. The increase of $241 million was mainly due to the gains on sale of the Weston and Lower Newmarket subdivisions of $157 million and $69 million, respectively; a net foreign exchange gain in 2009 as compared to a loss in 2008; and higher income from other business activities.

Management’s Discussion and Analysis U.S. GAAP

Income tax expense: The Company recorded income tax expense of $407 million for the year ended December 31, 2009 compared to $650 million in 2008.  Included in 2009 and 2008 were deferred income tax recoveries of $157 million and $117 million, respectively.  Of the 2009 amount, $126 million resulted from the enactment of lower provincial corporate income tax rates, $16 million resulted from the recapitalization of a foreign investment, and $15 million resulted from the resolution of various income tax matters and adjustments related to tax filings of prior years. Of the 2008 amount, $83 million resulted from the resolution of various income tax matters and adjustments related to tax filings of prior years; $23 million was due to the enactment of lower provincial corporate income tax rates; and $11 million resulted from net capital losses arising from the reorganization of a subsidiary. The effective tax rate for 2009 was 18.0% compared to 25.5% in 2008. Excluding the deferred income tax recoveries discussed herein, the effective tax rates for 2009 and 2008 were 24.9% and 30.1%, respectively. The year-over-year decrease in the effective tax rates was mainly due to the impact of a higher proportion of the Company’s pretax income earned in lower-taxed jurisdictions and the impact of the favorable capital gains inclusion rate applied to the gains on sale of the Weston and Lower Newmarket subdivisions.

2008 compared to 2007
In 2008, net income was $1,895 million, a decrease of $263 million, when compared to 2007, with diluted earnings per share decreasing 7% to $3.95.
The Company’s results of operations in 2008 were affected by significant weakness in certain markets due to the economic environment and severe weather conditions in the first quarter. In 2007, in addition to weather conditions and operational challenges in the first half of the year, the Company was also affected by a first-quarter strike by 2,800 members of the United Transportation Union (UTU) in Canada for which the Company estimated the negative impact on first-quarter operating income and net income to be approximately $50 million and $35 million, respectively ($0.07 per basic or diluted share). Included in the 2008 figures was a deferred income tax recovery of $117 million ($0.24 per basic or diluted share), of which $83 million was due to the resolution of various income tax matters and adjustments related to tax filings of prior years; $23 million was due to the enactment of corporate income tax rate changes in Canada; and $11 million was due to net capital losses arising from the reorganization of a subsidiary. Included in the 2007 figures was a deferred income tax recovery of $328 million ($0.66 per basic share or $0.64 per diluted share), resulting mainly from the enactment of corporate income tax rate changes in Canada; and the gains on sale of the Central Station Complex (CSC) of $64 million after-tax ($0.13 per basic or diluted share) and the Company’s investment in EWS of $41 million after-tax ($0.08 per basic or diluted share).
Foreign exchange fluctuations have also had an impact on the comparability of the results of operations. The fluctuation of the Canadian dollar relative to the US dollar, which affects the conversion of the Company’s US dollar-denominated revenues and expenses, resulted in a reduction of approximately $10 million ($0.02 per basic or diluted share) to net income in 2008.
Revenues for the year ended December 31, 2008 increased by $585 million, or 7%, to $8,482 million, mainly due to freight rate increases and higher volumes in specific commodity groups, particularly metals and minerals, intermodal and coal, which also reflect the negative impact of the UTU strike on first-quarter 2007 volumes. These gains were partly offset by lower volumes due to weakness in specific markets, particularly forest products and automotive, the impact of harsh weather conditions experienced in Canada and the U.S. Midwest during the first quarter of 2008, and reduced grain volumes as a result of depleted stockpiles. In the first nine months of 2008, the Company experienced a $245 million negative translation impact of the stronger Canadian dollar on US dollar-denominated revenues that was almost entirely offset in the fourth quarter as a result of the weakened Canadian dollar. In addition, the Federal Court of Appeal’s confirmation of the Canadian Transportation Agency’s decision to retroactively reduce rail revenue entitlement for grain transportation, as well as its determination that the Company exceeded the revenue cap for the 2007-08 crop year, reduced grain revenues in the fourth quarter of 2008 by $26 million. Associated penalties of $4 million increased Casualty and other expense.
For the year ended December 31, 2008, operating expenses increased by $567 million, or 11%, to $5,588 million, mainly due to higher fuel costs, increases in purchased services and material and in casualty and other expenses. These factors were partly offset by lower labor and fringe benefits expense. In the first nine months of 2008, the Company experienced a $145 million positive translation impact of the stronger Canadian dollar on US dollar-denominated expenses that was almost entirely offset in the fourth quarter as a result of the weakened Canadian dollar. The first-quarter 2007 UTU strike did not have a significant impact on total operating expenses for the year 2007.
The operating ratio was 65.9% in 2008, compared to 63.6% in 2007, a 2.3-point increase.

Management’s Discussion and Analysis U.S. GAAP

Revenues

In millions, unless otherwise indicated	Year ended December 31,	2008	2007	% Change

Rail freight revenues		$7,641	$7,186	6%
Other revenues		841	711	18%
Total revenues		$8,482	$7,897	7%
Rail freight revenues:
Petroleum and chemicals		$1,346	$1,226	10%
Metals and minerals		950	826	15%
Forest products		1,436	1,552	(7%)
Coal		478	385	24%
Grain and fertilizers		1,382	1,311	5%
Intermodal		1,580	1,382	14%
Automotive		469	504	(7%)
Total rail freight revenues		$7,641	$7,186	6%
Revenue ton miles (RTM) (millions)		177,951	184,148	(3%)
Rail freight revenue/RTM (cents)		4.29	3.90	10%
Carloads (thousands)		4,615	4,744	(3%)
Rail freight revenue/carload (dollars)		1,656	1,515	9%

Revenues for the year ended December 31, 2008 totaled $8,482 million compared to $7,897 million in 2007. The increase of $585 million was mainly due to freight rate increases of approximately $780 million, of which approximately half was related to a higher fuel surcharge resulting from year-over-year net increases in applicable fuel prices and higher volumes in specific commodity groups, particularly metals and minerals, intermodal, and coal, which also reflect the negative impact of the UTU strike on first-quarter 2007 volumes. These gains were partly offset by lower volumes due to weakness in specific markets, particularly forest products and automotive, the impact of harsh weather conditions experienced in Canada and the U.S. Midwest during the first quarter of 2008, and reduced grain volumes as a result of depleted stockpiles. In the first nine months of 2008, the Company experienced a $245 million negative translation impact of the stronger Canadian dollar on US dollar-denominated revenues that was almost entirely offset in the fourth quarter as a result of the weakened Canadian dollar. This offsetting effect was experienced in all revenue commodity groups, although not explicitly stated in the discussions that follow. In addition, the Canadian Transportation Agency’s decision to retroactively reduce rail revenue entitlement for grain transportation, as well as its determination that the Company exceeded the revenue cap for the 2007-08 crop year, reduced grain revenues by $26 million in the fourth quarter of 2008.
In 2008, revenue ton miles declined 3% relative to 2007.  Rail freight revenue per revenue ton mile increased by 10% when compared to 2007, mainly due to freight rate increases, including a higher fuel surcharge.

Management’s Discussion and Analysis U.S. GAAP

Petroleum and chemicals

	Year ended December 31,	2008	2007	% Change
Revenues (millions)		$1,346	$1,226	10%
RTMs (millions)		32,346	32,761	(1%)
Revenue/RTM (cents)		4.16	3.74	11%

For the year ended December 31, 2008, revenues for this commodity group increased by $120 million, or 10%, when compared to 2007. The increase was mainly due to freight rate increases, strong condensate shipments into western Canada, shifts in the petroleum products markets in western Canada, and increased volumes due to the growing market for alternative fuels. These gains were partly offset by reduced plastic pellet shipments, and the impact of declining chemical markets. Revenue per revenue ton mile increased by 11% in 2008, mainly due to freight rate increases that were partially offset by an increase in the average length of haul.

Metals and minerals

	Year ended December 31,	2008	2007	% Change
Revenues (millions)		$950	$826	15%
RTMs (millions)		17,953	16,719	7%
Revenue/RTM (cents)		5.29	4.94	7%

For the year ended December 31, 2008, revenues for this commodity group increased by $124 million, or 15%, when compared to 2007. The increase was mainly due to freight rate increases, strength in commodities related to oil and gas development, empty movements of private railcars, and strong demand for flat rolled products in the first nine months of 2008. Partly offsetting these gains were the impact of fourth-quarter 2008 weakness in the steel industry, which reduced shipments of iron ore, flat rolled products, and scrap iron; and reduced shipments of non-ferrous ore. Revenue per revenue ton mile increased by 7% in 2008, mainly due to freight rate increases that were partly offset by an increase in the average length of haul.

Forest products

	Year ended December 31,	2008	2007	% Change
Revenues (millions)		$1,436	$1,552	(7%)
RTMs (millions)		33,847	39,808	(15%)
Revenue/RTM (cents)		4.24	3.90	9%

For the year ended December 31, 2008, revenues for this commodity group decreased by $116 million, or 7%, when compared to 2007. The decrease was mainly due to reduced lumber and panel shipments, which were affected by the decline in U.S. housing starts that resulted in mill closures and production curtailments, and reduced volumes of pulp and paper products. These factors were partly offset by freight rate increases. Revenue per revenue ton mile increased by 9% in 2008, mainly due to freight rate increases and a positive change in traffic mix.

Management’s Discussion and Analysis U.S. GAAP

Coal

	Year ended December 31,	2008	2007	% Change
Revenues (millions)		$478	$385	24%
RTMs (millions)		14,886	13,776	8%
Revenue/RTM (cents)		3.21	2.79	15%

For the year ended December 31, 2008, revenues for this commodity group increased by $93 million, or 24%, when compared to 2007. The increase was mainly due to freight rate increases, increased shipments of U.S. coal due to the startup of a new mine operation, strong volumes of coal received from western U.S. mines to destinations on CN lines and increased supply of petroleum coke from Alberta. These gains were partly offset by production issues experienced by Canadian and U.S. mines. Revenue per revenue ton mile increased by 15% in 2008, largely due to freight rate increases and a positive change in traffic mix.

Grain and fertilizers

	Year ended December 31,	2008	2007	% Change
Revenues (millions)		$1,382	$1,311	5%
RTMs (millions)		42,507	45,359	(6%)
Revenue/RTM (cents)		3.25	2.89	12%

For the year ended December 31, 2008, revenues for this commodity group increased by $71 million, or 5%, when compared to 2007.  The increase was mainly due to freight rate increases, higher ethanol shipments, stronger export volumes of Canadian canola and additional shipments of soybeans via the southern U.S. These gains were partly offset by reduced wheat volumes as a result of depleted stockpiles and reduced corn shipments. In addition, the negative impact of the Canadian Transportation Agency’s decision to retroactively reduce rail revenue entitlement for grain transportation, as well as its determination that the Company exceeded the revenue cap for 2007-08 crop year, reduced revenues in the fourth quarter of 2008 by $26 million. Revenue per revenue ton mile increased by 12% in 2008, largely due to freight rate increases.

Intermodal

	Year ended December 31,	2008	2007	% Change
Revenues (millions)		$1,580	$1,382	14%
RTMs (millions)		33,822	32,607	4%
Revenue/RTM (cents)		4.67	4.24	10%

For the year ended December 31, 2008, revenues for this commodity group increased by $198 million, or 14%, when compared to 2007. The increase was mainly due to freight rate increases, higher volumes through the Port of Prince Rupert, which opened its intermodal terminal in late 2007 and higher Canadian retail and U.S. transborder traffic due to market share gains. These gains were partly offset by lower volumes both through the Port of Halifax as various customers rationalized their services and consumer demand weakened, and through the Port of Vancouver in the fourth quarter of 2008 due to weak consumer demand. Revenue per revenue ton mile increased by 10% in 2008, mainly due to freight rate increases.

Management’s Discussion and Analysis U.S. GAAP

Automotive

	Year ended December 31,	2008	2007	% Change
Revenues (millions)		$469	$504	(7%)
RTMs (millions)		2,590	3,118	(17%)
Revenue/RTM (cents)		18.11	16.16	12%

For the year ended December 31, 2008, revenues for this commodity group decreased by $35 million, or 7%, when compared to 2007. The decrease was mainly due to reduced volumes of domestic finished vehicle and parts traffic resulting from customer production curtailments and a second-quarter 2008 strike at a major customer’s parts supplier. These factors were partly offset by freight rate increases. Revenue per revenue ton mile increased by 12% in 2008, largely due to freight rate increases that were partly offset by an increase in the average length of haul.

Other revenues
In 2008, other revenues increased by $130 million, or 18%, when compared to 2007, mainly due to an increase in non-rail transportation services attributable to CN WorldWide activities and higher optional service revenues. These gains were partly offset by lower commuter and interswitching revenues.

Operating expenses

Operating expenses amounted to $5,588 million in 2008 compared to $5,021 million in 2007. The increase of $567 million, or 11%, in 2008 was mainly due to higher fuel costs, increases in purchased services and material and in casualty and other expenses. These factors were partly offset by lower labor and fringe benefits expense. In the first nine months of 2008, the Company experienced a $145 million positive translation impact of the stronger Canadian dollar on US dollar-denominated expenses that was almost entirely offset in the fourth quarter as a result of the weakened Canadian dollar. This offsetting effect was experienced in all expense categories, although not explicitly stated in the discussions that follow. The first-quarter 2007 UTU strike did not have a significant impact on total operating expenses for the year 2007.

					Percentage of revenues
In millions	Year ended December 31,	2008	2007	% Change	2008	2007

Labor and fringe benefits		$1,674	$1,701	2%	19.7%	21.5%
Purchased services and material		1,137	1,045	(9%)	13.4%	13.2%
Fuel		1,403	1,026	(37%)	16.5%	13.0%
Depreciation and amortization		725	677	(7%)	8.6%	8.6%
Equipment rents		262	247	(6%)	3.1%	3.1%
Casualty and other		387	325	(19%)	4.6%	4.2%
Total operating expenses		$5,588	$5,021	(11%)	65.9%	63.6%

Labor and fringe benefits: Labor and fringe benefits expense decreased by $27 million, or 2%, in 2008 as compared to 2007. The decrease was mainly due to a reduction in net periodic benefit cost for pensions and lower stock-based compensation expense. Partly offsetting these factors were increases in annual wages and benefit expenses and higher workforce levels in the first half of 2008.

Management’s Discussion and Analysis U.S. GAAP

Purchased services and material: Purchased services and material expense increased by $92 million, or 9%, in 2008 as compared to 2007. The increase was mainly due to higher costs for third-party non-rail transportation services, higher repairs and maintenance expenses, as well as other costs incurred as a result of the harsh weather conditions experienced in the first quarter of 2008. Partly offsetting these factors was income from the increased sale of scrap metal.

Fuel: Fuel expense increased by $377 million, or 37%, in 2008 as compared to 2007. The increase was primarily due to an increase in the average price per US gallon of fuel when compared to 2007, which was partly offset by a decrease in freight volumes.

Depreciation and amortization: Depreciation and amortization expense increased by $48 million, or 7%, in 2008 as compared to 2007. The increase was mainly due to the impact of net capital additions and the adoption of new depreciation rates for various asset classes.

Equipment rents: Equipment rents expense increased by $15 million, or 6%, in 2008 as compared to 2007. The increase was primarily due to lower car hire income as a result of fewer cars offline as well as higher car hire expense resulting mainly from a slowdown in online velocity caused by the harsh weather conditions experienced in the first quarter of 2008 and from new intermodal equipment for the Prince Rupert terminal. These factors were partly offset by lower lease expense.

Casualty and other: Casualty and other expense increased by $62 million, or 19%, in 2008 as compared to 2007. The increase was mainly due to a lower reduction to the liability for U.S. personal injury claims in 2008 as compared to 2007 pursuant to actuarial valuations, higher bad debt expense, as well as increases in the environmental provision and municipal and property taxes. Partly offsetting these factors was the impact of lower legal settlements when compared to 2007.

Other

Interest expense: Interest expense increased by $39 million, or 12%, for the year ended December 31, 2008 when compared to 2007, mainly due to the impact of a higher average debt balance. The positive translation impact of the stronger Canadian dollar experienced in the first nine months of 2008 was almost entirely offset in the fourth quarter due to the weakened Canadian dollar.

Other income: In 2008, the Company recorded Other income of $26 million compared to $166 million in 2007. The decrease of $140 million was mainly due to gains on sale of the CSC and the investment in EWS recorded in 2007, and net foreign exchange losses in 2008 as compared to gains in 2007. These factors were partly offset by interest income received on a court settlement, lower fees related to the accounts receivable securitization program and higher income from other business activities.

Income tax expense: The Company recorded income tax expense of $650 million for the year ended December 31, 2008 compared to $548 million in 2007. Included in 2008 and 2007 were deferred income tax recoveries of $117 million and $328 million, respectively. Of the 2008 amount, $83 million resulted from the resolution of various income tax matters and adjustments related to tax filings of prior years; $23 million was due to the enactment of lower provincial corporate income tax rates; and $11 million resulted from net capital losses arising from the reorganization of a subsidiary. Of the 2007 amount, $314 million was due to the enactment of corporate income tax rate changes in Canada; and $14 million resulted from net capital losses arising from the reorganization of certain subsidiaries. The effective tax rate for 2008 was 25.5% compared to 20.3% in 2007. Excluding the deferred income tax recoveries, the effective tax rates for 2008 and 2007 were 30.1% and 32.4%, respectively. The decrease was mainly due to a reduction in corporate income tax rates.

Management’s Discussion and Analysis U.S. GAAP

Summary of fourth quarter 2009 compared to corresponding quarter in 2008 – unaudited

Fourth quarter 2009 net income was $582 million, an increase of $9 million, or 2%, when compared to the same period in 2008, with diluted earnings per share rising 2% to $1.23.
The Company’s results of operations in the fourth quarter of 2009 were affected by weakness across markets due to economic conditions although several of the Company’s markets appear to have hit bottom. The fourth quarter of 2009 and 2008 figures include items affecting the comparability of the results of operations. Included in the 2009 figures was a gain on sale of the Company’s Lower Newmarket subdivision of $69 million, or $59 million after-tax ($0.12 per basic or diluted share) and a deferred income tax recovery of $99 million ($0.21 per basic or diluted share), resulting from the enactment of a lower provincial corporate income tax rate. Included in the 2008 figures was a deferred income tax recovery of $42 million ($0.09 per basic or diluted share), resulting from the resolution of various income tax matters and adjustments related to tax filings of prior years. The CN locomotive engineers’ strike that occurred in the fourth quarter of 2009 had a minimal impact on the Company’s results of operations.
Foreign exchange fluctuations have also had an impact on the comparability of the fourth quarter results of operations. The fluctuation of the Canadian dollar relative to the US dollar, which affects the conversion of the Company’s US dollar-denominated revenues and expenses, has resulted in a reduction of approximately $35 million ($0.07 per basic or diluted share) to net income.
Revenues for the fourth quarter of 2009 decreased by $318 million, or 14%, to $1,882 million, when compared to the same period in 2008. The decrease was mainly due to the negative translation impact of the year-over-year stronger Canadian dollar on US dollar-denominated revenues of approximately $145 million, a reduction in the fuel surcharge in the range of $125 million, and lower freight volumes in certain markets as a result of economic conditions. These factors were partly offset by freight rate increases.
Operating expenses for the fourth quarter of 2009 decreased by $151 million, or 11%, to $1,229 million, when compared to the same period in 2008. The decrease was primarily due to the positive translation impact of the stronger Canadian dollar on US dollar-denominated expenses of approximately $85 million, lower fuel costs, and reduced expenses for casualty and other and purchased services and material. These factors were partly offset by higher labor and fringe benefits expense.
The operating ratio was 65.3% in the fourth quarter of 2009 compared to 62.7% in the fourth quarter of 2008, a 2.6-point increase.

Management’s Discussion and Analysis U.S. GAAP
Summary of quarterly financial data – unaudited

In millions, except per share data
	2009				2008
	Quarters				Quarters
	Fourth	Third	Second	First	Fourth	Third	Second	First
Revenues	$1,882	$1,845	$1,781	$1,859	$2,200	$2,257	$2,098	$1,927
Operating income	$653	$689	$583	$481	$820	$844	$707	$523
Net income	$582	$461	$387	$424	$573	$552	$459	$311

Basic earnings per share	$1.24	$0.98	$0.83	$0.91	$1.22	$1.17	$0.96	$0.64
Diluted earnings per share	$1.23	$0.97	$0.82	$0.90	$1.21	$1.16	$0.95	$0.64

Dividend declared per share	$0.2525	$0.2525	$0.2525	$0.2525	$0.2300	$0.2300	$0.2300	$0.2300

Revenues generated by the Company during the year are influenced by seasonal weather conditions, general economic conditions, cyclical demand for rail transportation, and competitive forces in the transportation marketplace (see the section of this MD&A entitled Business risks). Operating expenses reflect the impact of freight volumes, seasonal weather conditions, labor costs, fuel prices, and the Company’s productivity initiatives. The continued fluctuations in the Canadian dollar relative to the US dollar have also affected the conversion of the Company’s US dollar-denominated revenues and expenses and resulted in fluctuations in net income in the rolling eight quarters presented above.
The Company’s quarterly results included items that impacted the quarter-over-quarter comparability of the results of operations as discussed below:

In millions, except per share data
	2009				2008
	Quarters				Quarters
	Fourth	Third	Second	First	Fourth	Third	Second	First
Deferred income tax recoveries (1)	$99	$15	$28	$15	$42	$41	$23	$11
Gain on disposal of Lower Newmarket
subdivision (after-tax) (2)	59	-	-	-	-	-	-	-
Gain on disposal of Weston subdivision (after-tax) (3)	-	-	-	135	-	-	-	-
EJ&E acquisition-related costs (after-tax) (4)	-	-	(2)	(28)	-	-	-	-
Impact on net income	$158	$15	$26	$122	$42	$41	$23	$11

Basic earnings per share	$0.33	$0.03	$0.06	$0.26	$0.09	$0.09	$0.05	$0.02
Diluted earnings per share	$0.33	$0.03	$0.06	$0.26	$0.09	$0.09	$0.05	$0.02

(1)
Deferred income tax recoveries resulted mainly from the enactment of corporate income tax rate changes in Canada and the resolution of various income tax matters and adjustments related to tax filings of prior years.

(2)	The Company sold its Lower Newmarket subdivision for proceeds of $71 million. A gain on disposal of $69 million ($59 million after-tax) was recognized in Other income.

(3)	The Company sold its Weston subdivision for proceeds of $160 million. A gain on disposal of $157 million ($135 million after-tax) was recognized in Other income.

(4)	The Company incurred costs related to the acquisition of the EJ&E of $49 million ($30 million after-tax), which were recorded in Casualty and other expense.

Management’s Discussion and Analysis U.S. GAAP

Balance sheet

Assets
As at December 31, 2009 and December 31, 2008, the Company’s total assets were $25,176 million and $26,720 million, respectively, a decrease of $1,544 million when compared to December 31, 2008.
Current assets decreased by $266 million when compared to December 31, 2008, of which $116 million related to Accounts receivable. The decrease in Accounts receivable was due to $112 million related to lower billings caused by lower revenues combined with an improved collection cycle and $78 million from foreign exchange translation losses on US dollar-denominated accounts receivable, which were offset by an increase of $74 million due to the reduced use of the accounts receivable securitization program.
In addition, Properties decreased by $573 million when compared to December 31, 2008. The decrease was due to $1,545 million in foreign exchange translation losses on US dollar-denominated properties, $789 million of depreciation, and other items netting to $97 million.  These factors were offset by $1,477 million related to property and capital lease additions and $381 million related to the EJ&E acquisition.
Intangible and other assets decreased by $705 million when compared to December 31, 2008. Of this amount, $676 million related to a decrease in the Company’s pension asset and $29 million was for other items.

Total liabilities
As at December 31, 2009 and December 31, 2008, the Company’s combined short-term and long-term liabilities were $13,943 million and $16,161 million, respectively, a decrease of $2,218 million when compared to December 31, 2008.
Current liabilities decreased by $655 million when compared to December 31, 2008. Of this amount, $436 million related to a decrease in the current portion of long-term debt and $219 million related to a decrease in Accounts payable and other.
Deferred income taxes decreased by $392 million when compared to December 31, 2008. The decrease was mainly due to $456 million of foreign exchange translation gains on US dollar-denominated deferred income taxes and a deferred income tax recovery of $92 million recorded in Other comprehensive income (loss), which were offset by $137 million of deferred income tax expense recorded in net income, excluding recognized tax benefits, and $19 million for other items.
Other liabilities and deferred credits decreased by $157 million when compared to December 31, 2008. The decrease was due to payments totaling $112 million for personal injury and other claims during the year and $45 million of foreign exchange translation gains on US dollar-denominated balances and other items.
Total long-term debt, including the current portion, decreased by $1,450 million when compared to December 31, 2008. The decrease was due to repayments totaling $2,109 million and $1,042 million of foreign exchange translation gains on US dollar-denominated long-term debt and other items, which were partially offset by issuances of Notes, capital leases and commercial paper totaling $1,701 million.

Equity
As at December 31, 2009 and December 31, 2008, the Company’s equity was $11,233 million and $10,559 million, respectively, an increase of $674 million. Increases in equity included $1,854 million of net income for the year and $87 million in issuances of common shares upon exercise of stock options and other. Decreases to equity included $474 million of dividends paid. Accumulated other comprehensive loss also increased by $793 million.

Management’s Discussion and Analysis U.S. GAAP

Liquidity and capital resources

The Company’s principal source of liquidity is cash generated from operations and is supplemented by borrowings in the money market and the capital market. In addition, from time to time, the Company’s liquidity requirements can be supplemented by the disposal of surplus properties and the monetization of assets. The strong focus on cash generation from all sources gives the Company increased flexibility in terms of its financing requirements. As part of its financing strategy, the Company regularly reviews its optimal capital structure, cost of capital, and the need for additional debt financing and considers from time to time the feasibility of dividend increases and share repurchases.
To meet its short-term liquidity needs, the Company has a commercial paper program, which is backstopped by a portion of its US$1 billion revolving credit facility, and an accounts receivable securitization program. If the Company were to lose access to its commercial paper program and its accounts receivable securitization program for an extended period, the Company would rely on its US$1 billion revolving credit facility for its short-term liquidity needs.
The Company’s access to long-term funds in the debt capital markets depends on its credit rating and market conditions. During the year, debt capital markets were marked by volatility, however, the credit markets appear to have stabilized towards the latter part of the year. During the first quarter of 2009, the Company successfully priced a debt offering at reasonable terms. The Company believes that it continues to have access to the long-term debt capital markets. However, if the Company were unable to borrow funds at acceptable rates in the debt capital markets, the Company could borrow under its revolving credit facility, raise cash by disposing of surplus properties or otherwise monetizing assets, reduce discretionary spending or take a combination of these measures to assure that it has adequate funding for its business.

Operating activities: Cash provided from operating activities for the year ended December 31, 2009 was $2,279 million compared to $2,031 million in 2008. Net cash receipts from customers and other were $7,505 million for the year ended December 31, 2009, a decrease of $507 million when compared to 2008, mainly due to lower revenues. Payments for employee services, suppliers and other expenses were $4,314 million for the year ended December 31, 2009, a decrease of $606 million when compared to 2008, principally due to lower payments for fuel. Payments for income taxes in 2009 were $245 million, a decrease of $180 million when compared to 2008. Also consuming cash in 2009 were payments for interest, workforce reductions and personal injury and other claims totaling $536 million, compared to $509 million in 2008. In 2009 and 2008, pension contributions were $131 million and $127 million, respectively. In 2010, pension contributions are expected to be approximately $130 million and income tax payments are expected to be in the range of $300 million.
At December 31, 2009, the Company had working capital of $253 million. At December 31, 2008, the Company had a working capital deficit of $136 million, which is common in the rail industry because it is capital-intensive, and does not indicate a lack of liquidity. The Company maintains adequate resources to meet daily cash requirements, and has sufficient financial capacity including the commercial paper program, the accounts receivable securitization program and the revolving credit facility to manage its day-to-day cash requirements and current obligations. There are currently no specific requirements relating to working capital other than in the normal course of business.

Management’s Discussion and Analysis U.S. GAAP

Investing activities: Cash used by investing activities for the year ended December 31, 2009 amounted to $1,437 million compared to $1,400 million in 2008. The Company’s investing activities in 2009 included property additions of $1,402 million, a decrease of $22 million when compared to 2008, and $373 million for the EJ&E acquisition that was recorded in the first quarter of 2009. Investing activities in 2009 also included the cash proceeds of $231 million from the disposition of the Company’s Weston and Lower Newmarket subdivisions. See the sections of this MD&A entitled Acquisitions and Disposal of property and investment. The following table details property additions for the years ended December 31, 2009 and 2008:

In millions	Year ended December 31,	2009	2008
Track and roadway		$1,036	$1,131
Rolling stock		195	160
Buildings		48	57
Information technology		110	122
Other		88	71
Gross property additions		1,477	1,541
Less: capital leases (1)		75	117
Property additions		$1,402	$1,424

(1)
During 2009, the Company recorded $75 million in assets it acquired through equipment leases, for which an equivalent amount was recorded in debt ($117 million in 2008, for which $121 million was recorded in debt).

On an ongoing basis, the Company invests in capital programs for the renewal of the basic plant, the acquisition of rolling stock and other investments to take advantage of growth opportunities and to improve the Company’s productivity and the fluidity of its network. For 2010, the Company expects to invest approximately $1.5 billion for its capital programs, of which approximately $1 billion is targeted towards track infrastructure to continue to operate a safe railway and to improve the productivity and fluidity of the network.

Management’s Discussion and Analysis U.S. GAAP

Free cash flow
The Company generated $790 million of free cash flow for the year ended December 31, 2009, compared to $794 million in 2008. Free cash flow does not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends. The Company defines free cash flow as cash provided from operating activities, adjusted for changes in the accounts receivable securitization program and in cash and cash equivalents resulting from foreign exchange fluctuations, less cash used by investing activities, adjusted for the impact of major acquisitions, and the payment of dividends, calculated as follows:

In millions	Year ended December 31,	2009	2008

Cash provided from operating activities		$2,279	$2,031
Cash used by investing activities		(1,437)	(1,400)
Cash provided before financing activities		842	631

Adjustments:
Change in accounts receivable securitization		68	568
Dividends paid		(474)	(436)
Acquisition of EJ&E		373	-
Effect of foreign exchange fluctuations on US dollar-denominated
cash and cash equivalents		(19)	31
Free cash flow		$790	$794

Financing activities: Cash used by financing activities for the year ended December 31, 2009 totaled $884 million compared to $559 million in 2008. In the third quarter of 2009, the Company, through a wholly-owned subsidiary, repurchased 82% of the 4.25% Notes due in August 2009 with a carrying value of US$245 million pursuant to a tender offer for a total cost of US$245 million. The remaining 18% of the 4.25% Notes with a carrying value of US$55 million were paid upon maturity. In February 2009, the Company issued US$550 million (C$684 million) of 5.55% Notes due in 2019. The Company used the net proceeds of US$540 million (C$672 million) to repay a portion of its then outstanding commercial paper and reduce its accounts receivable securitization program. In 2009 and 2008, issuances and repayments of long-term debt related mainly to the Company’s commercial paper program.
Cash received from stock options exercised during 2009 and 2008 was $53 million and $44 million, respectively, and the related tax benefit realized upon exercise was $20 million and $10 million, respectively.
In 2009, the Company did not repurchase any common shares under its 25.0 million share repurchase program, which expired July 20, 2009. In 2008, the Company repurchased a total of 19.4 million common shares for $1,021 million (weighted-average price of $52.70 per share) under its share repurchase programs: 6.1 million common shares for $331 million (weighted-average price of $54.42 per share) under its 25.0 million share repurchase program and 13.3 million common shares for $690 million (weighted-average price of $51.91 per share) under its 33.0 million share repurchase program, which ended in the second quarter of 2008.
During 2009, the Company paid quarterly dividends of $0.2525 per share amounting to $474 million, compared to $436 million, at the rate of $0.2300 per share, in 2008.

Management’s Discussion and Analysis U.S. GAAP

Credit measures
Management believes that the adjusted debt-to-total capitalization ratio is a useful credit measure that aims to show the true leverage of the Company. Similarly, the adjusted debt-to-adjusted EBITDA ratio is another useful credit measure because it reflects the Company’s ability to service its debt. The Company excludes Other income in the calculation of EBITDA. However, since these measures do not have any standardized meaning prescribed by GAAP, they may not be comparable to similar measures presented by other companies and, as such, should not be considered in isolation.

Adjusted debt-to-total capitalization ratio
	December 31,	2009	2008
Debt-to-total capitalization ratio (1)		36.5%	42.8%
Add: Present value of operating lease commitments plus securitization financing (2)		2.0%	2.4%
Adjusted debt-to-total capitalization ratio		38.5%	45.2%

Adjusted debt-to-adjusted EBITDA
$ in millions, unless otherwise indicated	Year ended December 31,	2009	2008
Debt		$6,461	$7,911
Add: Present value of operating lease commitments plus securitization financing (2)		579	787
Adjusted debt		7,040	8,698

Operating income		2,406	2,894
Add: Depreciation and amortization		790	725
EBITDA (excluding Other income)		3,196	3,619
Add: Deemed interest on operating leases		33	39
Adjusted EBITDA		$3,229	$3,658
Adjusted debt-to-adjusted EBITDA	2.18 times		2.38 times

(1)			Debt-to-total capitalization is calculated as total long-term debt plus current portion of long-term debt divided by the sum of total debt plus total shareholders’ equity.
(2)			The operating lease commitments have been discounted using the Company’s implicit interest rate for each of the periods presented.

The decrease in the Company’s adjusted debt-to-total capitalization and adjusted debt-to-adjusted EBITDA ratios in 2009 as compared to 2008 was mainly due to a stronger Canadian-to-US dollar foreign exchange rate in effect at the balance sheet date, as well as net debt repayments.

The Company has access to various financing arrangements:

Revolving credit facility

The Company has a US$1 billion revolving credit facility, expiring in October 2011. The credit facility is available for general corporate purposes, including back-stopping the Company’s commercial paper program, and provides for borrowings at various interest rates, including the Canadian prime rate, bankers’ acceptance rates, the U.S. federal funds effective rate and the London Interbank Offer Rate, plus applicable margins. The credit facility agreement has one financial covenant, which limits debt as a percentage of total capitalization, and with which the Company is in compliance. As at December 31, 2009, the Company had no outstanding borrowings under its revolving credit facility (nil as at December 31, 2008) and had letters of credit drawn of $421 million ($181 million as at December 31, 2008).

Management’s Discussion and Analysis U.S. GAAP

Commercial paper
The Company has a commercial paper program, which is backed by a portion of its revolving credit facility, enabling it to issue commercial paper up to a maximum aggregate principal amount of $800 million, or the US dollar equivalent. Commercial paper debt is due within one year but is classified as long-term debt, reflecting the Company’s intent and contractual ability to refinance the short-term borrowings through subsequent issuances of commercial paper or drawing down on the long-term revolving credit facility. As at December 31, 2009, the Company did not have any outstanding borrowings under its commercial paper program. As at December 31, 2008, the Company had total borrowings of $626 million, of which $256 million was denominated in Canadian dollars and $370 million was denominated in US dollars (US$303 million). The weighted-average interest rate on the 2008 borrowings was 2.42%.

Shelf prospectus and registration statement
In January 2010, the Company’s shelf prospectus and registration statement filed in December 2007 expired with an unused balance of US$1.3 billion.

All forward-looking information provided in this section is subject to risks and uncertainties and is based on assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments. See the section of this MD&A entitled Forward-looking statements for a discussion of assumptions and risk factors affecting such forward-looking statements.

Contractual obligations

In the normal course of business, the Company incurs contractual obligations.  The following table sets forth the Company’s contractual obligations for the following items as at December 31, 2009:
In millions	Total	2010	2011	2012	2013	2014	2015 & thereafter
Long-term debt obligations (1)	$5,410	$1	$418	$-	$418	$340	$4,233
Interest on long-term debt obligations	5,712	331	331	304	295	277	4,174
Capital lease obligations (2)	1,468	119	189	90	148	250	672
Operating lease obligations (3)	713	131	112	90	66	42	272
Purchase obligations (4)	854	476	195	56	50	39	38
Other long-term liabilities reflected on
the balance sheet (5)	789	66	57	47	44	42	533
Total obligations	$14,946	$1,124	$1,302	$587	$1,021	$990	$9,922

(1)
Presented net of unamortized discounts, of which $835 million relates to non-interest bearing Notes due in 2094, and excludes capital lease obligations of $1,051 million which are included in “Capital lease obligations.”

(2)	Includes $1,051 million of minimum lease payments and $417 million of imputed interest at rates ranging from 1.9% to 11.8%.
(3)
Includes minimum rental payments for operating leases having initial non-cancelable lease terms of one year or more.  The Company also has operating lease agreements for its automotive fleet with one-year non-cancelable terms for which its practice is to renew monthly thereafter.  The estimated annual rental payments for such leases are approximately $30 million and generally extend over five years.

(4)
Includes commitments for railroad ties, rail, freight cars, locomotives and other equipment and services, and outstanding information technology service contracts and licenses. See the Acquisitions section of this MD&A for commitments related to the EJ&E acquisition.

(5)
Includes expected payments for workers’ compensation, workforce reductions, postretirement benefits other than pensions and environmental liabilities that have been classified as contractual settlement agreements.

Management’s Discussion and Analysis U.S. GAAP

For 2010 and the foreseeable future, the Company expects cash flow from operations and from its various sources of financing to be sufficient to meet its debt repayments and future obligations, and to fund anticipated capital expenditures.
See the section of this MD&A entitled Forward-looking statements for a discussion of assumptions and risk factors affecting such forward-looking statement.

Acquisitions

On January 31, 2009, the Company acquired the principal rail lines of the EJ&E for a total cash consideration of US$300 million (C$373 million), paid with cash on hand. The EJ&E is a short-line railway previously owned by U.S. Steel Corporation (U.S. Steel) that operates over 198 miles of track in and around Chicago. It serves steel mills, petrochemical customers, utility plants and distribution centers in northeastern Illinois and northwestern Indiana, and connects with all the major railroads entering and exiting Chicago. Under the terms of the acquisition agreement, the Company acquired substantially all of the railroad operations of EJ&E, except those that support the Gary Works site in northwest Indiana and the steelmaking operations of U.S. Steel. The acquisition is expected to drive new efficiencies and operating improvements on CN’s network as a result of streamlined rail operations and reduced congestion in the Chicago area.
The Company and EJ&E had entered into the acquisition agreement on September 25, 2007, and the Company had filed an application for authorization of the transaction with the STB on October 30, 2007. Following an extensive regulatory approval process, which included an Environmental Impact Statement (EIS) that resulted in conditions imposed to mitigate municipalities’ concerns regarding increased rail activity expected along the EJ&E line, the STB approved the transaction on December 24, 2008. The STB also imposed a five-year monitoring and oversight condition, during which the Company is required to file with the STB monthly operational reports as well as quarterly reports on the implementation status of the STB-imposed mitigation conditions. This permits the STB to take further action if there is a material change in the facts and circumstances upon which it relied in imposing the specific mitigation conditions. Over the next few years, the Company has committed to spend approximately US$100 million for railroad infrastructure improvements and over US$60 million under a series of agreements with individual communities, a comprehensive voluntary mitigation program that addresses municipalities’ concerns, and additional STB-imposed conditions that the Company has accepted with one exception. The Company has filed an appeal challenging the STB's condition requiring the installation of grade separations at two locations along the EJ&E at Company funding levels significantly beyond prior STB practice. Although the STB granted the Company’s application to acquire control of the EJ&E, challenges have since been made by certain communities as to the sufficiency of the EIS which, if successful, could result in further consideration of the environmental impact of the transaction and mitigation conditions imposed. The Company strongly disputes the merit of these challenges, and has intervened in support of the STB’s defense against them. The final outcome of such challenges, as well as the resolution of matters that could arise during the STB's five-year oversight of the transaction, cannot be predicted with certainty, and therefore, there can be no assurance that their resolution will not have a material adverse effect on the Company’s financial position or results of operations.
The Company has accounted for the acquisition using the acquisition method of accounting pursuant to the new requirements of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 805, “Business Combinations,” which the Company adopted on January 1, 2009. As such, the consolidated financial statements of the Company include the assets, liabilities and results of operations of EJ&E as of January 31, 2009, the date of acquisition. The costs incurred to acquire the EJ&E of approximately $49 million were expensed and reported in Casualty and other in the Consolidated Statement of Income for the year ended December 31, 2009 (see Note 2 – Accounting changes, to the Company’s Annual Consolidated Financial Statements).

Management’s Discussion and Analysis U.S. GAAP
The following table summarizes the consideration paid for EJ&E and the finalized fair value of the assets acquired and liabilities assumed that were recognized at the acquisition date.

In US millions	At January 31, 2009

Consideration
Cash	$300
Fair value of total consideration transferred	$300

Recognized amounts of identifiable assets acquired and liabilities assumed
Current assets	$4
Property, plant and equipment	310
Current liabilities	(4)
Other long-term liabilities	(10)
Total identifiable net assets	$300

The amount of revenues and net income of EJ&E included in the Company’s Consolidated Statement of Income from the acquisition date to December 31, 2009, were $74 million and $12 million, respectively. The Company has not provided supplemental pro forma information relating to the pre-acquisition period as it was not considered material to the results of operations of the Company.

In 2008, the Company acquired the three principal railway subsidiaries of the Quebec Railway Corp. (QRC) and a QRC rail-freight ferry operation for a total acquisition cost of $50 million, paid with cash on hand. The acquisition included:
(i)	Chemin de fer de la Matapedia et du Golfe, a 221-mile short-line railway;
(ii)	New Brunswick East Coast Railway, a 196-mile short-line railway;
(iii)	Ottawa Central Railway, a 123-mile short-line railway; and
(iv)	Compagnie de gestion de Matane Inc., a rail ferry which provides shuttle boat-rail freight service.

This acquisition was accounted for using the purchase method of accounting pursuant to Statement of Financial Accounting Standards (SFAS) No. 141, “Business Combinations.” As such, the Company’s consolidated financial statements include the assets, liabilities and results of operations of the acquired entities from the date of acquisition.

Disposal of property and investment

Disposal of property
(i) Lower Newmarket subdivision
In November 2009, the Company entered into an agreement with Metrolinx to sell the property known as the Lower Newmarket subdivision in Vaughan and Toronto, Ontario, together with the rail fixtures and certain passenger agreements (collectively the “Rail Property”), for cash proceeds of $71 million before transaction costs. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Rail Property at its then current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $69 million ($59 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

(ii) Weston subdivision
In March 2009, the Company entered into an agreement with GO Transit to sell the property known as the Weston subdivision in Toronto, Ontario, together with the rail fixtures and certain passenger agreements (collectively the “Rail Property”), for cash proceeds of $160 million before transaction costs, of which $50 million placed in escrow at the time of disposal was entirely released by December 31, 2009 in accordance with the terms of the agreement. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Rail Property at its then current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $157 million ($135 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

Management’s Discussion and Analysis U.S. GAAP

(iii) Central Station Complex
In November 2007, the Company finalized an agreement with Homburg Invest Inc., to sell its Central Station Complex in Montreal for proceeds of $355 million before transaction costs.  Under the agreement, the Company entered into long-term arrangements to lease back its corporate headquarters building and the Central Station railway passenger facilities.  The transaction resulted in a gain on disposal of $222 million, including amounts related to the corporate headquarters building and the Central Station railway passenger facilities, which are being deferred and amortized over their respective lease terms.  A gain of $92 million ($64 million after-tax) was recognized in Other income.

Sale of investment in English Welsh and Scottish Railway
The sale of investment in EWS in November 2007 for cash proceeds of $114 million resulted in a gain on disposal of $61 million ($41 million after-tax) which was recorded in Other income. In addition, £18 million (C$36 million) was placed in escrow at the time of sale, to be recognized following the resolution of defined contingencies pursuant to the agreement. In 2009 and 2008, £5 million (C$8 million) and £2 million (C$4 million), respectively, was recorded in Other income following the resolution of defined contingencies. At December 31, 2009, £2 million (C$4 million) remained in escrow.

Off balance sheet arrangements

Accounts receivable securitization program
The Company has a five-year agreement, expiring in May 2011, to sell an undivided co-ownership interest in a revolving pool of freight receivables to an unrelated trust for maximum cash proceeds of $600 million. In the fourth quarter of 2009, the Company reduced the program limit from $600 million to $350 million until September 30, 2010 to reflect the anticipated reduction in the use of the program. Thereafter, the program limit will remain at $600 million until the expiry of the program. Pursuant to the agreement, the Company sells an interest in its receivables and receives proceeds net of the required reserve as stipulated in the agreement. The required reserve represents an amount set aside to allow for possible credit losses and is recognized by the Company as a retained interest and recorded in Other current assets in its Consolidated Balance Sheet.
The Company has retained the responsibility for servicing, administering and collecting the receivables sold and receives no fee for such ongoing servicing responsibilities. The average servicing period is approximately one month. During 2009, proceeds from collections reinvested in the securitization program were approximately $151 million and purchases of previously transferred accounts receivable were approximately $4 million. At December 31, 2009, the servicing asset and liability were not significant. Subject to customary indemnifications, the trust’s recourse is generally limited to the receivables.
The Company accounted for the accounts receivable securitization program as a sale, because control over the transferred accounts receivable was relinquished. Due to the relatively short collection period and the high quality of the receivables sold, the fair value of the undivided interest transferred to the trust approximated the book value thereof. As such, no gain or loss was recorded.
The Company is subject to customary requirements that include reporting requirements as well as compliance to specified ratios, for which failure to comply with could result in termination of the program. In addition, the trust is subject to customary credit rating requirements, which if not met, could also result in termination of the program. The Company monitors its requirements and is currently not aware of any trends, events or conditions that could cause such termination.
The accounts receivable securitization program provides the Company with readily available short-term financing for general corporate use. Under the terms of the agreement, the Company may change the percentage of co-ownership interest sold at any time. In the event the program is terminated before its scheduled maturity, the Company expects to meet its future payment obligations through its various sources of financing, including its revolving credit facility and commercial paper program, and/or access to capital markets.

Management’s Discussion and Analysis U.S. GAAP

      As at December 31, 2009, the Company had sold receivables that resulted in proceeds of $2 million under the accounts receivable securitization program ($71 million as at December 31, 2008), and recorded the retained interest of approximately 10% of this amount in Other current assets (retained interest of approximately 10% recorded as at December 31, 2008). The fair value of the retained interest approximated carrying value as a result of the short collection cycle and negligible credit losses.

Guarantees and indemnifications
In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing certain guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreement.  These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit and surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business.
The Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified. In addition, where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.
The nature of these guarantees or indemnifications, the maximum potential amount of future payments, the carrying amount of the liability, if any, and the nature of any recourse provisions are disclosed in Note 17 – Major commitments and contingencies, to the Company’s Annual Consolidated Financial Statements.

Stock plans

The Company has various stock-based incentive plans for eligible employees. A description of the Company’s major plans is provided in Note 11 – Stock plans, to the Company’s Annual Consolidated Financial Statements. Compensation cost for awards under all stock-based compensation plans was $90 million, $27 million and $62 million for the years ended December 31, 2009, 2008 and 2007, respectively.  The total tax benefit recognized in income in relation to stock-based compensation expense for the years ended December 31, 2009, 2008 and 2007 was $26 million, $7 million and $23 million, respectively.

Financial instruments

In the normal course of business, the Company is exposed to various risks such as credit risk, commodity price risk, interest rate risk, foreign currency risk, and liquidity risk. To manage these risks, the Company follows a financial risk management framework, which is monitored and approved by the Company’s Finance Committee, with a goal of maintaining a strong balance sheet, optimizing earnings per share and free cash flow, financing its operations at an optimal cost of capital and preserving its liquidity. The Company has limited involvement with derivative financial instruments in the management of its risks and does not use them for trading purposes. At December 31, 2009, the Company did not have any derivative financial instruments outstanding. See Note 18 – Financial instruments, to the Company’s Annual Consolidated Financial Statements for a discussion of such risks.

Interest rate
The Company is exposed to interest rate risk related to the funded status of its pension and postretirement plans and on a portion of its long-term debt and does not currently hold any derivative financial instruments to manage this risk. At December 31, 2009, Accumulated other comprehensive loss included an unamortized gain of $11 million, $8 million after-tax ($11 million, $8 million after-tax at December 31, 2008) relating to treasury lock transactions settled in 2004, which are being amortized over the term of the related debt.

Management’s Discussion and Analysis U.S. GAAP

Payments for income taxes

The Company is required to make scheduled installment payments as prescribed by the tax authorities. In 2009, net payments to Canadian tax authorities were $251 million ($288 million in 2008) and net refunds received from U.S tax authorities were $6 million ($137 million net payments in 2008). For the 2010 fiscal year, the Company’s income tax payments are expected to be in the range of $300 million.
See the section of this MD&A entitled Forward-looking statements for assumptions and risk factors affecting such forward-looking statement.

Common stock

Share repurchase programs
In July 2009, the Company’s 25.0 million share repurchase program expired. Under this program, the Company repurchased a total of 6.1 million common shares in 2008 for $331 million, at a weighted-average price of $54.42 per share. The Company did not repurchase any shares in 2009.

On January 26, 2010, the Board of Directors of the Company approved a new share repurchase program which allows for the repurchase of up to 15.0 million common shares between January 29, 2010 and December 31, 2010 pursuant to a normal course issuer bid, at prevailing market prices or such other prices as may be permitted by the Toronto Stock Exchange.

Outstanding share data
As at February 5, 2010, the Company had 471.7 million common shares and 11.3 million stock options outstanding.

Recent accounting pronouncements

In June 2009, the FASB issued SFAS No. 166, “Accounting for Transfers of Financial Assets - an amendment of FASB Statement No.140,” and SFAS No. 167, “Amendments to FASB Interpretation (FIN) No 46(R)” which are effective for fiscal years and interim periods beginning after November 15, 2009.  In December 2009, the FASB issued Accounting Standards Update (ASU) No. 2009-16 and ASU No. 2009-17, which amend the ASC for SFAS No. 166 and SFAS No. 167, respectively.
ASU No. 2009-16 modifies FASB ASC 860, “Accounting for Transfers of Financial Assets,” to change the circumstances in which a transferor derecognizes a portion or component of a financial asset, defines the term participating interest to establish specific conditions for reporting a transfer of a portion of a financial asset as a sale and clarifies the determination of whether a transferor has surrendered control over transferred financial assets. The update requires enhanced disclosures about transfers of financial assets and a transferor’s continuing involvement with transfers of financial assets that are accounted for as sales.
ASU No. 2009-17 modifies FASB ASC 810, “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities,” to amend certain guidance for determining whether an entity is a variable interest entity, requires more frequent analysis to determine whether an enterprise has a controlling financial interest in or is the primary beneficiary of a variable interest entity, and eliminates the quantitative approach previously required for determining the primary beneficiary of a variable interest entity. The update requires enhanced disclosures about an enterprise’s involvement in a variable interest entity.
The Company has determined that the update to standards FASB ASC 860 and FASB ASC 810 have no impact on the Company’s financial statements.

Management’s Discussion and Analysis U.S. GAAP
The Accounting Standards Board of the Canadian Institute of Chartered Accountants requires all publicly accountable enterprises to report under International Financial Reporting Standards (IFRS) for the years beginning on or after January 1, 2011. However, National Instrument 52-107 allows foreign issuers, as defined by the Securities and Exchange Commission (SEC), such as CN, to file with Canadian securities regulators financial statements prepared in accordance with U.S. GAAP.  As such, the Company has decided not to report under IFRS by 2011 and to continue reporting under U.S. GAAP.  In August 2008, the SEC issued a roadmap for the potential convergence to IFRS for U.S. issuers and foreign issuers.  The proposal stipulates that the SEC will decide in 2011 whether to move forward with the convergence to IFRS with the transition beginning in 2014.  Should the SEC adopt such a proposal, the Company will convert its reporting to IFRS at such time.

Critical accounting policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates based upon currently available information. Actual results could differ from these estimates. The Company’s policies for personal injury and other claims, environmental claims, depreciation, pensions and other postretirement benefits, and income taxes, require management’s more significant judgments and estimates in the preparation of the Company’s consolidated financial statements and, as such, are considered to be critical. The following information should be read in conjunction with the Company’s Annual Consolidated Financial Statements and Notes thereto.
Management discusses the development and selection of the Company’s critical accounting estimates with the Audit Committee of the Company’s Board of Directors, and the Audit Committee has reviewed the Company’s related disclosures.

Personal injury and other claims
The Company becomes involved, from time to time, in various legal actions seeking compensatory, and occasionally punitive damages, including actions brought on behalf of various purported classes of claimants and claims relating to personal injuries, occupational disease, and property damage, arising out of harm to individuals or property allegedly caused by, but not limited to, derailments or other accidents.

Canada
Employee injuries are governed by the workers’ compensation legislation in each province whereby employees may be awarded either a lump sum or future stream of payments depending on the nature and severity of the injury. Accordingly, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and third-party administration costs. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.
At December 31, 2009, 2008 and 2007, the Company’s provision for personal injury and other claims in Canada was as follows:

In millions	2009	2008	2007
Balance January 1	$189	$196	$195
Accruals and other	48	42	41
Payments	(59)	(49)	(40)
Balance December 31	$178	$189	$196

Assumptions used in estimating the ultimate costs for Canadian employee injury claims consider, among others, the discount rate, the rate of inflation, wage increases and health care costs.  The Company periodically reviews its assumptions to reflect currently available information.  Over the past three years, the Company has not significantly changed any of these assumptions.
For all other legal claims in Canada, estimates are based on the specifics of the case, trends and judgment.

Management’s Discussion and Analysis U.S. GAAP
United States
Employee work-related injuries, including occupational disease claims, are compensated according to the provisions of the Federal Employers’ Liability Act (FELA), which requires either the finding of fault through the U.S. jury system or individual settlements, and represent a major liability for the railroad industry.  With limited exceptions where claims are evaluated on a case-by-case basis, the Company follows an actuarial-based approach and accrues the expected cost for personal injury and property damage claims and asserted and unasserted occupational disease claims, based on actuarial estimates of their ultimate cost.
In 2009, 2008 and 2007, the Company recorded net reductions to its provision for U.S. personal injury and other claims pursuant to the results of external actuarial studies of $60 million, $28 million and $97 million, respectively. The reductions were mainly attributable to decreases in the Company’s estimates of unasserted claims and costs related to asserted claims as a result of its ongoing risk mitigation strategy focused on prevention, mitigation of claims and containment of injuries; lower settlements for existing claims; and reduced frequency and severity relating to non-occupational disease claims.
Due to the inherent uncertainty involved in projecting future events related to occupational diseases, which include but are not limited to, the number of expected claims, the average cost per claim and the legislative and judicial environment, the Company’s future obligations may differ from current amounts recorded.
At December 31, 2009, 2008 and 2007, the Company’s provision for U.S. personal injury and other claims was as follows:

In millions	2009	2008	2007
Balance January 1	$265	$250	$407
Accruals and other	(46)	57	(111)
Payments	(53)	(42)	(46)
Balance December 31	$166	$265	$250

For the U.S. personal injury and other claims liability, historical claim data is used to formulate assumptions relating to the expected number of claims and average cost per claim (severity) for each year. Changes in any one of these assumptions could materially affect Casualty and other expense as reported in the Company’s results of operation. For example, an 8% change in the asbestos average claim values or a 1% change in the inflation trend rate would result in an approximate $5 million increase or decrease in the liability recorded for unasserted asbestos claims.  Additional disclosures are provided in Note 17 – Major commitments and contingencies, to the Company’s Annual Consolidated Financial Statements.

Environmental claims
Known existing environmental concerns
The Company has identified approximately 310 sites at which it is or may be liable for remediation costs, in some cases along with other potentially responsible parties, associated with alleged contamination and is subject to environmental clean-up and enforcement actions, including those imposed by the United States Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), also known as the Superfund law, or analogous state laws. CERCLA and similar state laws, in addition to other similar Canadian and U.S. laws, generally impose joint and several liability for clean-up and enforcement costs on current and former owners and operators of a site, as well as those whose waste is disposed of at the site, without regard to fault or the legality of the original conduct. The Company has been notified that it is a potentially responsible party for study and clean-up costs at approximately 10 sites governed by the Superfund law (and analogous state laws) for which investigation and remediation payments are or will be made or are yet to be determined and, in many instances, is one of several potentially responsible parties.
The ultimate cost of addressing these known contaminated sites cannot be definitely established, given that the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination, the available clean-up techniques, the Company’s share of the costs and evolving regulatory standards governing environmental liability. As a result, liabilities are recorded based on the results of a four-phase assessment conducted on a site-by-site basis. Cost scenarios established by external consultants based on the extent of contamination and expected costs for remedial efforts are used by the Company to estimate the costs related to a particular site. Provisions related to specific environmental sites are recorded when environmental assessments occur and/or remedial efforts are probable, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated. As a result, it is not practical to quantitatively describe the effects of changes to these many assumptions and judgments. However, the Company consistently applies its methodology of estimating its environmental liabilities and records adjustments to initial estimates as additional information becomes available.

Management’s Discussion and Analysis U.S. GAAP

The Company’s provision for specific environmental sites is undiscounted and includes costs for remediation and restoration of sites, as well as significant monitoring costs. Environmental accruals, which are classified as Casualty and other in the Consolidated Statement of Income, include amounts for newly identified sites or contaminants as well as adjustments to initial estimates.
At December 31, 2009, 2008 and 2007, the Company’s provision for specific environmental sites was as follows:

In millions	2009	2008	2007
Balance January 1	$125	$111	$131
Accruals and other	(7)	29	(1)
Payments	(15)	(15)	(19)
Balance December 31	$103	$125	$111

The Company anticipates that the majority of the liability at December 31, 2009 will be paid out over the next five years. However, some costs may be paid out over a longer period. No individual site is considered to be material. Based on the information currently available, the Company considers its provisions to be adequate.
At December 31, 2009, most of the Company’s properties not acquired through recent acquisitions have reached the final assessment stage and therefore costs related to such sites have been anticipated. The final assessment stage can span multiple years. For properties acquired through recent acquisitions, the Company obtains assessments from both external and internal consultants and a liability has been or will be accrued based on such assessments.

Unknown existing environmental concerns
While the Company believes that it has identified the costs likely to be incurred for environmental matters in the next several years, based on known information, newly discovered facts, changes in law, the possibility of spills and releases of hazardous materials into the environment and the Company’s ongoing efforts to identify potential environmental liabilities that may be associated with its properties may result in the identification of additional environmental liabilities and related costs. The magnitude of such additional liabilities and the costs of complying with future environmental laws and containing or remediating contamination cannot be reasonably estimated due to many factors, including:

(i)      the lack of specific technical information available with respect to many sites;
(ii)   the absence of any government authority, third-party orders, or claims with respect to particular sites;
(iii) the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites;
(iv)        the ability to recover costs from any third parties with respect to particular sites; and

therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such liabilities or costs, although management believes, based on current information, that the costs to address environmental matters will not have a material adverse effect on the Company’s financial condition or liquidity. Costs related to any unknown existing or future contamination will be accrued in the period in which they become probable and reasonably estimable.

Management’s Discussion and Analysis U.S. GAAP

Future occurrences
In railroad and related transportation operations, it is possible that derailments or other accidents, including spills and releases of hazardous materials, may occur that could cause harm to human health or to the environment. As a result, the Company may incur costs in the future, which may be material, to address any such harm, compliance with laws and other risks, including costs relating to the performance of clean-ups, payment of environmental penalties and remediation obligations, and damages relating to harm to individuals or property.

Regulatory compliance
The Company may incur significant capital and operating costs associated with environmental regulatory compliance and clean-up requirements, in its railroad operations and relating to its past and present ownership, operation or control of real property. Environmental expenditures that relate to current operations are expensed unless they relate to an improvement to the property. Expenditures that relate to an existing condition caused by past operations and which are not expected to contribute to current or future operations are expensed. Operating expenses amounted to $11 million in 2009 ($10 million in 2008 and $10 million in 2007). In addition, based on the results of its operations and maintenance programs, as well as ongoing environmental audits and other factors, the Company plans for specific capital improvements on an annual basis. Certain of these improvements help ensure facilities, such as fuelling stations and waste water and storm water treatment systems, comply with environmental standards and include new construction and the updating of existing systems and/or processes. Other capital expenditures relate to assessing and remediating certain impaired properties. The Company’s environmental capital expenditures amounted to $9 million in 2009, $9 million in 2008 and $14 million in 2007. For 2010, the Company expects to incur capital expenditures relating to environmental matters in the same range as in 2009.

Depreciation
Railroad properties are carried at cost less accumulated depreciation including asset impairment write-downs. The Company follows the group method of depreciation whereby a single depreciation rate is applied to the gross investment in a class of similar assets, despite small differences in the service life or salvage value of individual property units within the same asset class. The cost of railroad properties, less net salvage value, is depreciated on a straight-line basis over their estimated useful lives. Upon sale or retirement of railroad properties in the normal course of business, cost less net salvage value, is charged to accumulated depreciation, in accordance with the group method of depreciation and no gain or loss is recognized in income.
Assessing the reasonableness of the estimated useful lives of properties requires judgment and is based on currently available information, including periodic depreciation studies conducted by the Company. The Company’s U.S. properties are subject to comprehensive depreciation studies as required by the Surface Transportation Board. Depreciation studies for Canadian properties are not required by regulation and are therefore conducted internally. Studies are performed on specific asset groups on a periodic basis.
The studies consider, among others, the analysis of historical retirement data using recognized life analysis techniques, and the forecasting of asset life characteristics. Changes in circumstances, such as technological advances, changes to the Company’s business strategy, changes in the Company’s capital strategy or changes in regulations can result in the actual useful lives differing from the Company’s estimates.
A change in the remaining useful life of a group of assets, or their estimated net salvage value, will affect the depreciation rate used to amortize the group of assets and thus affect depreciation expense as reported in the Company’s results of operations. A change of one year in the composite useful life of the Company’s fixed asset base would impact annual depreciation expense by approximately $19 million.
Depreciation studies are a means of ensuring that the assumptions used to estimate the useful lives of particular asset groups are still valid and where they are not, they serve as the basis to establish the new depreciation rates to be used on a prospective basis. The Company intends to perform a comprehensive depreciation study for its U.S. rolling stock and equipment that is expected to be completed in 2010. For 2010, the Company anticipates an increase in depreciation expense in the range of $50 million as a result of capital additions and other adjustments relating to railroad property retirements and asset impairment write-downs. In 2008, the Company completed a depreciation study of its Canadian properties, plant and equipment, that resulted in an increase in depreciation expense of $20 million for the 12-month period ended December 31, 2008 compared to the same period in 2007.
In 2009, the Company recorded total depreciation expense of $789 million ($723 million in 2008 and $676 million in 2007). At December 31, 2009, the Company had Properties of $22,630 million, net of accumulated depreciation of $9,309 million ($23,203 million in 2008, net of accumulated depreciation of $9,303 million). Additional disclosures are provided in Note 1 – Summary of significant accounting policies, to the Company’s Annual Consolidated Financial Statements.

Management’s Discussion and Analysis U.S. GAAP
U.S. generally accepted accounting principles require the use of historical cost as the basis of reporting in financial statements. As a result, the cumulative effect of inflation, which has significantly increased asset replacement costs for capital-intensive companies such as CN, is not reflected in operating expenses. Depreciation charges on an inflation-adjusted basis, assuming that all operating assets are replaced at current price levels, would be substantially greater than historically reported amounts.

Pensions and other postretirement benefits
The Company’s plans have a measurement date of December 31.  The Company’s pension asset, pension liability and accrual for postretirement benefits liability at December 31, 2009, were $846 million, $222 million and $268 million, respectively ($1,522 million, $237 million and $260 million at December 31, 2008, respectively). The descriptions in the following paragraphs pertaining to pensions relate generally to the Company’s main pension plan, the CN Pension Plan, unless otherwise specified.

Calculation of net periodic benefit cost (income)

The Company accounts for net periodic benefit cost for pensions and other postretirement benefits as required by FASB ASC 715 “Compensation – Retirement Benefits”.  Under the standard, assumptions are made regarding the valuation of benefit obligations and performance of plan assets. In the calculation of net periodic benefit cost, the standard allows for a gradual recognition of changes in benefit obligations and fund performance over the expected average remaining service life of the employee group covered by the plans.
In accounting for pensions and other postretirement benefits, assumptions are required for, among others, the discount rate, the expected long-term rate of return on plan assets, the rate of compensation increase, health care cost trend rates, mortality rates, employee early retirements, terminations and disability. Changes in these assumptions result in actuarial gains or losses, which are recognized in Other comprehensive income (loss).  The Company amortizes these gains or losses into net periodic benefit cost over the expected average remaining service life of the employee group covered by the plans only to the extent that the unrecognized net actuarial gains and losses are in excess of the corridor threshold, which is calculated as 10% of the greater of the beginning-of-year balances of the projected benefit obligation or market-related value of plan assets. The Company’s net periodic benefit cost for future periods is dependent on demographic experience, economic conditions and investment performance. Recent demographic experience has revealed no material net gains or losses on termination, retirement, disability and mortality.  Experience with respect to economic conditions and investment performance is further discussed herein.
The Company recorded consolidated net periodic benefit cost (income) for pensions of $(34) million, $(48) million and $29 million in 2009, 2008, and 2007, respectively.  Consolidated net periodic benefit cost for other postretirement benefits was $19 million, $12 million and $14 million in 2009, 2008 and 2007, respectively.
At December 31, 2009, and 2008, the pension benefit obligation, accumulated postretirement benefit obligation (APBO), and other postretirement benefits liability were as follows:

In millions	December 31,	2009	2008

Pension benefit obligation		$13,708	$12,326
Accumulated postretirement benefit obligation		$268	$260
Other postretirement benefits liability		$268	$260

Discount rate assumption
The Company’s discount rate assumption, which is set annually at the end of each year, is used to determine the projected benefit obligation at the end of the year and the net periodic benefit cost for the following year. The discount rate is used to measure the single amount that, if invested at the measurement date in a portfolio of high-quality debt instruments with a rating of AA or better, would provide the necessary cash flows to pay for pension benefits as they become due.  The discount rate is determined by management with the aid of third-party actuaries. The Company’s methodology for determining the discount rate is based on a zero-coupon bond yield curve, which is derived from a semi-annual bond yield curve provided by a third party.  The portfolio of hypothetical zero-coupon bonds is expected to generate cash flows that match the estimated future benefit payments of the plans as the bond rate for each maturity year is applied to the plans’ corresponding expected benefit payments of that year.  A discount rate of 6.19%, based on bond yields prevailing at December 31, 2009 (7.42% at December 31, 2008) was considered appropriate by the Company to match the approximately 10-year average duration of estimated future benefit payments. The current estimate for the expected average remaining service life of the employee group covered by the plans is approximately nine years.

Management’s Discussion and Analysis U.S. GAAP

For the year ended December 31, 2009, a one-percentage-point decrease in the 7.42% discount rate used to determine net periodic benefit cost at January 1, 2009, would have resulted in a decrease of approximately $25 million in net periodic benefit cost, whereas a one-percentage-point increase would have resulted in a decrease of approximately $30 million, given that the Company amortizes net actuarial gains and losses over the expected average remaining service life of the employee group covered by the plans, only to the extent they are in excess of the corridor threshold.

Expected long-term rate of return assumption
To develop its expected long-term rate of return assumption used in the calculation of net periodic benefit cost applicable to the market-related value of assets, the Company considers multiple factors.  The expected long-term rate of return is determined based on expected future performance for each asset class and is weighted based on the current asset portfolio mix. Consideration is taken of the historical performance, the premium return generated from an actively managed portfolio, as well as current and future anticipated asset allocations, economic developments, inflation rates and administrative expenses. Based on these factors, the rate is determined by the Company. For 2009, the Company used a long-term rate of return assumption of 7.75% on the market-related value of plan assets to compute net periodic benefit cost. This reflects a reduction of 0.25% from the 8.00% used in 2008 given management’s view of long-term investment returns. The Company has elected to use a market-related value of assets, whereby realized and unrealized gains/losses and appreciation/depreciation in the value of the investments are recognized over a period of five years, while investment income is recognized immediately. If the Company had elected to use the market value of assets, which for the CN Pension Plan at December 31, 2009 was below the market-related value of assets by $144 million, net periodic benefit cost would have increased by approximately $10 million for 2009, assuming all other assumptions remained constant.
 The assets of the Company’s various plans are held in separate trust funds which are diversified by asset type, country and investment strategies.  Each year, the CN Board of Directors reviews and confirms or amends the Statement of Investment Policies and Procedures (SIPP) which includes the plans’ long-term asset class mix and related benchmark indices (Policy). This Policy is based on a long-term forward-looking view of the world economy, the dynamics of the plans’ benefit liabilities, the market return expectations of each asset class and the current state of financial markets. The Policy mix in 2009 was: 2% cash and short-term investments, 38% bonds, 53% equity, 4% real estate and 3% oil and gas assets.
Annually, the CN Investment Division, a division of the Company created to invest and administer the assets of the plans, proposes a short-term asset mix target (Strategy) for the coming year, which is expected to differ from the Policy, because of current economic and market conditions and expectations. The Investment Committee of the Board (Committee) regularly compares the actual asset mix to the Policy and Strategy asset mixes and evaluates the actual performance of the trust funds in relation to the performance of the Policy, calculated using Policy asset mix and the performance of the benchmark indices.
The Committee’s approval is required for all major investments in illiquid securities. The SIPP allows for the use of derivative financial instruments to implement strategies or to hedge or adjust existing or anticipated exposures. The SIPP prohibits investments in securities of the Company or its subsidiaries.  During the last 10 years ended December 31, 2009, the CN Pension Plan earned an annual average rate of return of 6.65%.
The actual, market-related value, and expected rates of return on plan assets for the last five years were as follows:

Rates of return	2009	2008	2007	2006	2005
Actual	10.8%	(11.0%)	8.0%	10.7%	20.5%
Market-related value	6.5%	7.8%	12.7%	11.4%	8.6%
Expected	7.75%	8.00%	8.00%	8.00%	8.00%

Management’s Discussion and Analysis U.S. GAAP

The Company’s expected long-term rate of return on plan assets reflects management’s view of long-term investment returns and the effect of a 1% variation in such rate of return would result in a change to the net periodic benefit cost of approximately $80 million.  Management’s assumption of the expected long-term rate of return is subject to risks and uncertainties that could cause the actual rate of return to differ materially from management’s assumption.  There can be no assurance that the plan assets will be able to earn the expected long-term rate of return on plan assets.

Net periodic benefit cost (income) for pensions for 2010
In 2010, the Company expects its net periodic benefit income to increase by approximately $30 million mainly due to a decrease in the discount rate used, from 7.42% to 6.19%.

Plan asset allocation
Based on the fair value of the assets held as at December 31, 2009, the assets of the Company’s various plans are comprised of 2% in cash and short term investments, 23% in bonds, 1% in mortgages, 54% in equities, 2% in real estate assets, 7% in oil and gas, 4% in infrastructure, 6% in absolute return investments and 1% in other assets. The long-term asset allocation percentages are not expected to differ materially from the current composition. See Note 12 - Pensions and other postretirement benefits, to the Company’s Annual Consolidated Financial Statements for the fair value measurement table.
A significant portion of the plans' assets is invested in publicly traded equity securities whose return is primarily driven by stock market performance.  Debt securities also account for a significant portion of the plans' investments and provide a partial offset to the variation in the pension benefit obligation that is driven by changes in the discount rate. The funded status of the plan fluctuates with future market conditions and impacts funding requirements.  The Company will continue to make contributions to the pension plans that as a minimum meet pension legislative requirements.

Rate of compensation increase and health care cost trend rate
The rate of compensation increase is determined by the Company based upon its long-term plans for such increases. For 2009, a rate of compensation increase of 3.5% was used to determine the benefit obligation and the net periodic benefit cost.
For postretirement benefits other than pensions, the Company reviews external data and its own historical trends for health care costs to determine the health care cost trend rates. For measurement purposes, the projected health care cost trend rate for prescription drugs was assumed to be 11% in 2009, and it is assumed that the rate will decrease gradually to 4.5% in 2028 and remain at that level thereafter. For the year ended December 31, 2009, a one-percentage-point change in either the rate of compensation increase or the health care cost trend rate would not cause a material change to the Company’s net periodic benefit cost for both pensions and other postretirement benefits.

Funding of pension plans
For all pension plans, the funded status is calculated under generally accepted accounting principles. For funding of the Company’s Canadian pension plans, the funded status is also calculated under going-concern and solvency scenarios under guidance issued by the Canadian Institute of Actuaries (CIA). The Company’s funding requirements, as well as the impact on the results of operations, are determined upon completion of actuarial valuations, which for the Company’s Canadian pension plans, are generally required by law on a triennial basis or when deemed appropriate by the Office of the Superintendent of Financial Institutions (OSFI).
The latest actuarial valuation of the CN Pension Plan was conducted as at December 31, 2008 and indicated a funding excess on a going concern and solvency basis. For these valuations, the Company elected to smooth investment returns over five years, to assess the solvency basis of its plan assets. Prior to such election, the Company was using the market-value approach to assess the solvency basis of its plan assets which would have indicated a solvency deficit. Based on this actuarial valuation of the CN Pension Plan, filed by the Company as at December 31, 2008, as well as the latest actuarial valuations of its other plans, the Company expects to make contributions of approximately $130 million in 2010 for all its pension plans. The Company expects cash from operations and its other sources of financing to be sufficient to meet its 2010 funding obligations.
Adverse changes to the assumptions used to calculate the Company’s funding status, particularly the discount rate, as well as changes to existing federal pension legislation, could significantly impact the Company’s future contributions.

Management’s Discussion and Analysis U.S. GAAP
Information disclosed by major pension plan
The following table provides the Company’s plan assets by category, benefit obligation at end of year, and Company and employee contributions by major defined benefit pension plan:

		CN	BC Rail Ltd	U.S. and
In millions	December 31, 2009	Pension Plan	Pension Plan	other plans	Total

Plan assets by category
Cash and short-term investments		$225	$11	$9	$245
Bonds		3,076	145	56	3,277
Mortgage		205	7	1	213
Equities		7,317	256	126	7,699
Real estate		291	11	1	303
Oil and gas		976	35	3	1,014
Infrastructure		551	20	1	572
Absolute return		851	30	3	884
Other		114	3	8	125
Total		$13,606	$518	$208	$14,332

Benefit obligation at end of year		$12,819	$472	$417	$13,708

Company contributions in 2009		$83	$-	$48	$131

Employee contributions in 2009		$48	$-	$-	$48

Additional disclosures are provided in Note 12 – Pensions and other postretirement benefits, to the Company’s Annual Consolidated Financial Statements.

Income taxes
The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, the change in the net deferred income tax asset or liability is included in the computation of net income or Other comprehensive income (loss). Deferred income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. As a result, a projection of taxable income is required for those years, as well as an assumption of the ultimate recovery/settlement period for temporary differences. The projection of future taxable income is based on management’s best estimate and may vary from actual taxable income.  On an annual basis, the Company assesses its need to establish a valuation allowance for its deferred income tax assets, and if it is deemed more likely than not that its deferred income tax assets will not be realized based on its taxable income projections, a valuation allowance is recorded. As at December 31, 2009, the Company expects that the large majority of its deferred income tax assets will be recovered from future taxable income. In addition, Canadian and U.S. tax rules and regulations are subject to interpretation and require judgment by the Company that may be challenged by the taxation authorities upon audit of the filed income tax returns. In Canada, both the federal and provincial income tax returns filed for the years 2004 to 2008 remain subject to examination by the taxation authorities. In the U.S., the income tax returns filed for the years 2005 to 2008 remain subject to examination by the taxation authorities. The Company believes that its provisions for income taxes at December 31, 2009 are adequate pertaining to any future assessments from the taxation authorities.  The Company’s deferred income tax assets are mainly composed of temporary differences related to accruals for personal injury claims and other reserves, environmental and other postretirement benefits, and losses and tax credit carryforwards.  The majority of these accruals will be paid out over the next five years.  The Company’s deferred income tax liabilities are mainly composed of temporary differences related to properties and the net pension asset.  The reversal of temporary differences is expected at future-enacted income tax rates which could change due to fiscal budget changes and/or changes in income tax laws.  As a result, a change in the timing and/or the income tax rate at which the components will reverse, could materially affect deferred income tax expense as recorded in the Company’s results of operations. A one-percentage-point change in the Company’s reported effective income tax rate would have the effect of changing the income tax expense by $23 million in 2009.

Management’s Discussion and Analysis U.S. GAAP

From time to time, the federal, provincial, and state governments enact new corporate income tax rates resulting in either lower or higher tax liabilities. Such enactments occurred in each of 2009, 2008 and 2007 and resulted in a deferred income tax recovery of $126 million, $23 million and $317 million, respectively, with corresponding adjustments to the Company’s net deferred income tax liability.
For the year ended December 31, 2009, the Company recorded total income tax expense of $407 million ($650 million in 2008 and $548 million in 2007), of which $138 million was a deferred income tax expense and included a deferred income tax recovery of $157 million. Of this amount, $126 million resulted from the enactment of lower provincial corporate income tax rates, $16 million resulted from the recapitalization of a foreign investment, and $15 million resulted from the resolution of various income tax matters and adjustments related to tax filings of prior years. In 2008, $230 million of the reported income tax expense was for deferred income taxes, and included a deferred income tax recovery of $117 million.  Of this amount, $83 million resulted from the resolution of various income tax matters and adjustments related to tax filings of previous years; $23 million from the enactment of corporate income tax rate changes in Canada; and $11 million from net capital losses arising from the reorganization of a subsidiary. In 2007, $82 million of the reported income tax expense was a deferred income tax recovery, and $328 million resulted mainly from the enactment of corporate income tax rate changes in Canada. The Company’s net deferred income tax liability at December 31, 2009 was $5,014 million ($5,413 million at December 31, 2008).  Additional disclosures are provided in Note 14 – Income taxes, to the Company’s Annual Consolidated Financial Statements.

Management’s Discussion and Analysis U.S. GAAP

Business risks

In the normal course of business, the Company is exposed to various business risks and uncertainties that can have an effect on the Company’s results of operations, financial position, or liquidity. While some exposures may be reduced by the Company’s risk management strategies, many risks are driven by external factors beyond the Company’s control or are of a nature which cannot be eliminated. The following is a discussion of key areas of business risks and uncertainties.

Competition
The Company faces significant competition from rail carriers and other modes of transportation, and is also affected by its customers’ flexibility to select among various origins and destinations, including ports, in getting their products to market. Specifically, the Company faces competition from Canadian Pacific Railway Company (CP), which operates the other major rail system in Canada and services most of the same industrial areas, commodity resources and population centers as the Company; major U.S. railroads and other Canadian and U.S. railroads; long-distance trucking companies, and transportation via the St. Lawrence-Great Lakes Seaway and the Mississippi River. Competition is generally based on the quality and the reliability of the service provided, access to markets, as well as price. Factors affecting the competitive position of customers, including exchange rates and energy cost, could materially adversely affect the demand for goods supplied by the sources served by the Company and, therefore, the Company’s volumes, revenues and profit margins. Factors affecting the general market conditions for our customers, including the recent situation in the North American and global economies, can result in an imbalance of transportation capacity relative to demand. An extended period of supply/demand imbalance could negatively impact market rate levels for all transportation services, and more specifically the Company’s ability to maintain or increase rates. This, in turn, could materially and adversely affect the Company’s business, results of operations or financial position.
The significant consolidation of rail systems in the United States has resulted in larger rail systems that are able to offer seamless services in larger market areas and accordingly, compete effectively with the Company in numerous markets. This consolidation requires the Company to consider arrangements or other initiatives that would similarly enhance its own service.
There can be no assurance that the Company will be able to compete effectively against current and future competitors in the transportation industry and that further consolidation within the transportation industry will not adversely affect the Company’s competitive position.  No assurance can be given that competitive pressures will not lead to reduced revenues, profit margins or both.

Environmental matters
The Company’s operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the United States concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations.  As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.
While the Company believes that it has identified the compliance and capital costs likely to be incurred in the next several years, newly discovered facts, changes in law, the possibility of future spills and releases of hazardous materials into the environment and the Company’s ongoing efforts to identify potential environmental liabilities that may be associated with its properties, may result in additional environmental liabilities and related costs.
In railroad and related transportation operations, it is possible that derailments or other accidents, including spills and releases of hazardous materials, may occur that could cause harm to human health or to the environment. In addition, the Company is also exposed to potential catastrophic liability risk, faced by the railroad industry generally, in connection with the transportation of toxic-by-inhalation hazardous materials such as chlorine and anhydrous ammonia, commodities that the Company may be required to transport to the extent of its common carrier obligations. As a result, the Company may incur costs in the future, which may be material, to address any such harm, compliance with laws or other risks, including costs relating to the performance of clean-ups, payment of environmental penalties and remediation obligations, and damages relating to harm to individuals or property.

Management’s Discussion and Analysis U.S. GAAP

The environmental liability for any given contaminated site varies depending on the nature and extent of the contamination, the available clean-up techniques, the Company’s share of the costs and evolving regulatory standards. As such, the ultimate cost of addressing known contaminated sites cannot be definitively established. Also, additional contaminated sites yet unknown may be discovered or future operations may result in accidental releases.
While some exposures may be reduced by the Company’s risk mitigation strategies (including periodic audits, employee training programs and emergency plans and procedures), many environmental risks are driven by external factors beyond the Company’s control or are of a nature which cannot be completely eliminated. Therefore, there can be no assurance, notwithstanding the Company’s mitigation strategies, that liabilities or costs related to environmental matters will not be incurred in the future or that environmental matters will not have a material adverse effect on the Company’s results of operations, financial position or liquidity, in a particular quarter or fiscal year.

Personal injury and other claims
The Company becomes involved, from time to time, in various legal actions, including actions brought on behalf of various purported classes of claimants and claims relating to personal injuries, occupational disease, and property damage, arising out of harm to individuals or property allegedly caused by, but not limited to, derailments or other accidents. The Company maintains provisions for such items, which it considers to be adequate for all of its outstanding or pending claims. The final outcome with respect to actions outstanding or pending at December 31, 2009, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s results of operations, financial position or liquidity, in a particular quarter or fiscal year.

Labor negotiations
Canadian workforce
As at December 31, 2009, CN employed a total of 14,805 employees in Canada, of which 11,345 were unionized employees. From time to time, the Company negotiates to renew collective agreements with various unionized groups of employees. In such cases, the agreements remain in effect until the bargaining process has been exhausted.
On November 14, 2008, the Teamsters Canada Rail Conference (TCRC) served a Notice to Bargain on CN, in order to reopen the collective agreements of the conductors, trainpersons and yard persons (CTY) that were imposed by virtue of federal back-to-work legislation to resolve the labor dispute between the UTU and CN in 2007. In the Company's view, these agreements are binding on the TCRC, the successor bargaining agent to the UTU, until they expire on July 22, 2010. The TCRC filed a complaint with the Canada Industrial Relations Board (CIRB), challenging the Company's position. The complaint was dismissed on June 11, 2009. The TCRC is now asking the Federal Court of Appeal to reverse this decision.
On January 30, 2009, the TCRC filed an application requesting the CIRB to consolidate the bargaining units for which they hold a certificate (conductors, locomotive engineers and train dispatchers). The CIRB dismissed the application on April 1, 2009. The TCRC asked the CIRB to reconsider its decision, which was declined on July 8, 2009. The TCRC also filed an application in the Federal Court of Appeal to have the initial CIRB decision set aside. On December 9, 2009, the Federal Court of Appeal rejected that application.
The collective agreements between CN and the TCRC, covering approximately 1,500 locomotive engineers (representing approximately 90% of the locomotive engineers) in one bargaining unit, and approximately 200 rail traffic controllers in a separate bargaining unit, expired on December 31, 2008. The process to renew these agreements is ongoing. At CN’s request, the Minister of Labour appointed two conciliation officers to assist the parties in their negotiations for the renewal of the locomotive engineers’ agreements. No agreement was reached during the conciliation process. Although the conciliators’ mandate was concluded, the Minister re-appointed them as mediators in order to continue to assist the parties in their negotiations. Effective October 9, 2009, the parties acquired the right to strike or lockout, and on November 28, 2009, the TCRC commenced strike action. On December 2, 2009, the parties reached agreement to end the strike and submitted two outstanding issues (general wage increases to be applied and improvements to existing benefits) to binding arbitration. On December 18, 2009, the Minister of Labour appointed an arbitrator to resolve the outstanding issues. As agreed by the parties, the arbitrator has until March 18, 2010 to render the decisions. Such time frame may be extended by mutual agreement of the parties.

Management’s Discussion and Analysis U.S. GAAP

On July 22, 2010, four collective agreements governing conductors and yard employees represented by the TCRC/CTY in Canada will expire. Notice to commence bargaining to renew the agreements may be served by either party on or after March 22, 2010.

On December 31, 2010, four collective agreements governing clerical and intermodal employees as well as shopcraft mechanics and electricians and owner-operator truck drivers working for a CN subsidiary will expire. Notices to commence bargaining to renew the agreements may be served on or after September 1, 2010.

There can be no assurance that the Company will be able to renew and have its collective agreements ratified without any strikes or lockouts or that the resolution of these collective bargaining negotiations will not have a material adverse effect on the Company’s results of operations or financial position.

U.S. workforce
As at December 31, 2009, CN employed a total of 6,696 employees in the United States, of which 5,500 were unionized employees.
As of February 2010, the Company had in place agreements with bargaining units representing the entire unionized workforce at Grand Trunk Western Railroad Company (GTW); Duluth, Winnipeg and Pacific Railway Company (DWP); Illinois Central Railroad Company (ICRR); companies owned by CCP Holdings, Inc. (CCP); Duluth, Missabe & Iron Range Railway Company (DMIR); Bessemer & Lake Erie Railroad Company (BLE); The Pittsburgh and Conneaut Dock Company (PCD); EJ&E; and all but one of the unions at companies owned by Wisconsin Central Transportation Corporation (WC). The WC dispatchers became represented in May 2008 and are currently in the process of negotiating their first agreement. Agreements in place have various moratorium provisions, ranging from 2004 to 2014, which preserve the status quo in respect of given areas during the terms of such moratoriums. Several of these agreements are currently under renegotiation.
The general approach to labor negotiations by U.S. Class I railroads is to bargain on a collective national basis. GTW, DWP, ICRR, CCP, WC, DMIR, BLE, PCD and EJ&E have bargained on a local basis rather than holding national, industry-wide negotiations because they believe it results in agreements that better address both the employees’ concerns and preferences, and the railways’ actual operating environment. However, local negotiations may not generate federal intervention in a strike or lockout situation, since a dispute may be localized. The Company believes the potential mutual benefits of local bargaining outweigh the risks.
Negotiations are ongoing with the bargaining units with which the Company does not have agreements or settlements. Until new agreements are reached or the processes of the Railway Labor Act have been exhausted, the terms and conditions of existing agreements generally continue to apply.

Disputes with bargaining units could potentially result in strikes, work stoppages, slowdowns and loss of business. Future labor agreements or renegotiated agreements could increase labor and fringe benefits expenses. There can be no assurance that there will not be any work action by any of the bargaining units with which the Company is currently in negotiations or that the resolution of these negotiations will not have a material adverse effect on the Company’s results of operations or financial position.

Management’s Discussion and Analysis U.S. GAAP

Regulation
The Company’s rail operations in Canada are subject to (i) economic regulation by the Canadian Transportation Agency (the Agency) under the Canada Transportation Act (the CTA), and (ii) safety regulation by the federal Minister of Transport under the Railway Safety Act and certain other statutes.  The Company’s U.S. rail operations are subject to (i) economic regulation by the STB and (ii) safety regulation by the Federal Railroad Administration (FRA).

Economic regulation – Canada
The following actions have been taken by the federal government:

(i) In February 2008, the Agency adjusted the index used to determine the maximum railway revenue entitlement that railways can earn on the movement of regulated grain produced in western Canada, to reflect costs incurred by CN and CP for the maintenance of hopper cars.

(ii) Bill C-8, entitled An Act to amend the Canada Transportation Act (railway transportation) became law on February 28, 2008, and extends the availability of the Final Offer Arbitration recourse to groups of shippers and adds new shipper recourse to the Agency in respect of charges for incidental services provided by a railway company other than transportation services.

(iii) On August 12, 2008, Transport Canada announced the Terms of Reference for the Rail Freight Service Review to examine the services offered by CN and CP to Canadian shippers and customers. The review will be conducted in two phases. Phase 1, which is currently underway, consists of analytical work to achieve a better understanding of the state of the rail service. Phase 2 involves the appointment of a panel that will develop recommendations in consultation with stakeholders and submit a final report to the Minister of Transport and Infrastructure. The panel members were appointed on September 23, 2009 and their final report is expected to be submitted in mid-2010.

No assurance can be given that any current or future legislative action by the federal government or other future government initiatives will not materially adversely affect the Company's results of operations or financial position.

Economic regulation – U.S.
Various business transactions must gain prior regulatory approval, with attendant risks and uncertainties. The Company is also subject to government oversight with respect to rate, service and business practice issues. The STB has completed the following recent proceedings:

(i) A review of the practice of rail carriers, including the Company and the majority of other large railroads operating within the U.S., of assessing a fuel surcharge computed as a percentage of the base rate for service, whereby the STB directed carriers to adjust their fuel surcharge programs on a basis more closely related to the amount of fuel consumed on individual movements. The Company implemented a mileage-based fuel surcharge, effective April 26, 2007, to conform to the STB’s decision.

(ii) A review of rate dispute resolution procedures, whereby the STB modified its rate guidelines for handling medium-sized and smaller rate disputes.

(iii) A review that changed the methodology for calculating the cost of equity component of the industry cost of capital that is used to determine carrier revenue adequacy and in rate, line abandonment and other regulatory proceedings.

As part of the Passenger Rail Investment and Improvement Act of 2008, the U.S. Congress has authorized the STB to investigate any railroad over whose track Amtrak operates, that fails to meet an 80 percent on-time performance standard for Amtrak operations extending over two calendar quarters and to determine the cause of such failures. If the STB determines that a failure to meet these standards is due to the host railroad’s failure to provide preference to Amtrak, the STB is authorized to assess damages against the host railroad. The FRA is responsible for the metrics and standards to be used by the STB in assessing Amtrak’s performance.

Management’s Discussion and Analysis U.S. GAAP

The U.S. Congress has had under consideration for several years various pieces of legislation that would increase federal economic regulation of the railroad industry. Legislation to repeal the railroad industry’s limited antitrust exemptions has been introduced in 2009 in both Houses of Congress. The Senate Judiciary Committee approved its version of the legislation in March 2009, and the House Judiciary Committee approved its antitrust bill in September 2009. Broader legislation to modify the system of economic regulation of the railroad industry was introduced and approved by the Senate Commerce Committee on December 17, 2009. If enacted in its current form, the legislation would make significant changes to the economic regulatory system governing rail operations in the United States. Similar legislation is expected to be introduced in the House of Representatives in the near future.
The Company’s ownership of the former Great Lakes Transportation vessels is subject to regulation by the U.S. Coast Guard and the Department of Transportation, Maritime Administration, which regulate the ownership and operation of vessels operating on the Great Lakes and in U.S. coastal waters.  In addition, the Environmental Protection Agency (EPA) has authority to regulate air emissions from these vessels.  On August 28, 2009, the EPA issued a proposed rule to extend an ongoing rulemaking to limit sulfur emissions for ocean-going vessels to operations in the Great Lakes. The EPA’s proposed rule would have had an adverse impact on our Great Lakes Fleet operations. The Company’s U.S.-flag vessel operator filed comments on September 28, 2009 in the proceeding. On December 22, 2009, the EPA issued its final emissions regulations, which addressed many of Great Lakes Fleet’s concerns. In addition, the U.S. Coast Guard on August 28, 2009 proposed to amend its regulations on ballast water management; the Company’s U.S.-flag vessel operator is participating in this rulemaking proceeding.

No assurance can be given that these or any future regulatory initiatives by the U.S. federal government will not materially adversely affect the Company’s results of operations, or its competitive and financial position.

Safety regulation - Canada
Rail safety regulation in Canada is the responsibility of Transport Canada, which administers the Canadian Railway Safety Act, as well as the rail portions of other safety-related statutes.  The following action has been taken by the federal government:

In 2008, a full review of the Railway Safety Act was conducted by the Railway Safety Act Review Panel and the Panel’s report has been tabled in the House of Commons.  The Report includes more than 50 recommendations to improve rail safety in Canada but concludes that the current framework of the Railway Safety Act is sound. The recommendations propose amendments to the act in a number of areas including governance, regulatory framework and proximity issues.

Safety regulation - U.S.
Rail safety regulation in the U.S. is the responsibility of the FRA, which administers the Federal Railroad Safety Act, as well as the rail portions of other safety statutes. In 2008, the U.S. federal government enacted legislation reauthorizing the Federal Railroad Safety Act. This legislation covers a broad range of safety issues, including fatigue management, positive train control (PTC), grade crossings, bridge safety, and other matters. The legislation requires all Class I railroads and intercity passenger and commuter railroads to implement a PTC system by December 31, 2015 on mainline track where intercity passenger railroads and commuter railroads operate and where toxic-by-inhalation hazardous materials are transported. The Company is currently analyzing the impact of this requirement on its network and taking steps to ensure implementation in accordance with the new law. The legislation also would cap the number of on-duty and limbo time hours for certain rail employees on a monthly basis. The Company is taking appropriate steps to ensure that its operations conform to the new requirements.

Management’s Discussion and Analysis U.S. GAAP

Security
The Company is subject to statutory and regulatory directives in the United States addressing homeland security concerns. In the U.S., safety matters related to security are overseen by the Transportation Security Administration (TSA), which is part of the U.S. Department of Homeland Security (DHS) and the Pipeline and Hazardous Materials Safety Administration (PHMSA), which, like the FRA, is part of the U.S. Department of Transportation. Border security falls under the jurisdiction of U.S. Customs and Border protection (CBP), which is part of the DHS. In Canada, the Company is subject to regulation by the Canada Border Services Agency (CBSA). More specifically, the Company is subject to:

(i) Border security arrangements, pursuant to an agreement the Company and CP entered into with the CBP and the CBSA.

(ii) The CBP’s Customs-Trade Partnership Against Terrorism (C-TPAT) program and designation as a low-risk carrier under CBSA’s Customs Self-Assessment (CSA) program.

(iii) Regulations imposed by the CBP requiring advance notification by all modes of transportation for all shipments into the United States. The CBSA is also working on similar requirements for Canada-bound traffic.

(iv) Inspection for imported fruits and vegetables grown in Canada and the agricultural quarantine and inspection (AQI) user fee for traffic entering the U.S. from Canada.

The Company has worked with the Association of American Railroads to develop and put in place an extensive industry-wide security plan to address terrorism and security-driven efforts by state and local governments seeking to restrict the routings of certain hazardous materials. If such state and local routing restrictions were to go into force, they would be likely to add to security concerns by foreclosing the Company’s most optimal and secure transportation routes, leading to increased yard handling, longer hauls, and the transfer of traffic to lines less suitable for moving hazardous materials, while also infringing upon the exclusive and uniform federal oversight over railroad security matters.

Transportation of hazardous materials
The Company may be required to transport toxic-by-inhalation (TIH) hazardous materials to the extent of its common carrier obligations and, as such, is exposed to additional regulatory oversight.

(i) Beginning in 2009, the PHMSA requires carriers operating in the U.S. to report annually the volume and route-specific data for cars containing these commodities; conduct a safety and security risk analysis for each used route; identify a commercially practicable alternative route for each used route; and select for use the practical route posing the least safety and security risk.

(ii) The TSA has issued regulations that, beginning December 26, 2008, require rail carriers to provide upon request, within five minutes for a single car and 30 minutes for multiple cars, location and shipping information on cars on their networks containing TIH materials and certain radioactive or explosive materials; and beginning April 1, 2009, ensure the secure, attended transfer of all such cars to and from shippers, receivers and other carriers that will move from, to, or through designated high-threat urban areas.

(iii) The PHMSA has issued regulations, effective March 14, 2009, revising standards to enhance the crashworthiness protection of tank cars used to transport TIH and to limit the operating conditions of such cars.

(iv) In Canada, the government amended the Transportation of Dangerous Goods Act on June 16, 2009. The amendments require security training and screening of personnel working with dangerous goods. The amendments also enable the development of a program to require a transportation security clearance for dangerous goods and enable the establishment of regulations requiring that dangerous goods be tracked during transport.

Management’s Discussion and Analysis U.S. GAAP

While the Company will continue to work closely with the CBSA, CBP, and other Canadian and U.S. agencies, as described above, no assurance can be given that these and future decisions by the U.S., Canadian, provincial, state, or local governments on homeland security matters, legislation on security matters enacted by the U.S. Congress, or joint decisions by the industry in response to threats to the North American rail network, will not materially adversely affect the Company’s results of operations, or its competitive and financial position.

Other risks
Economic conditions
The Company, like other railroads, is susceptible to changes in the economic conditions of the industries and geographic areas that produce and consume the freight it transports or the supplies it requires to operate. In addition, many of the goods and commodities carried by the Company experience cyclicality in demand. Many of the bulk commodities the Company transports move offshore and are affected more by global rather than North American economic conditions. Adverse North American and global economic conditions such as the recent recession, or economic or industrial restructuring, that affect the producers and consumers of the commodities carried by the Company, including customer insolvency, may have a material adverse effect on the volume of rail shipments and/or revenues from commodities carried by the Company, and thus materially and negatively affect its results of operations, financial position, or liquidity.

Trade restrictions
Global as well as North American trade conditions, including trade barriers on certain commodities, may interfere with the free circulation of goods across Canada and the United States.

Terrorism and international conflicts
Potential terrorist actions can have a direct or indirect impact on the transportation infrastructure, including railway infrastructure in North America, and interfere with the free flow of goods. International conflicts can also have an impact on the Company’s markets.

Customer credit risk
In the normal course of business, the Company monitors the financial condition and credit limits of its customers and reviews the credit history of each new customer. Although the Company believes there are no significant concentrations of credit risk, recent economic conditions have affected many of the Company’s customers, in particular those in the automotive and forest products sectors, and have thus resulted in an increase to the Company’s credit risk and exposure to business failures of its customers. To manage its credit risk, the Company’s focus is on keeping the average daily sales outstanding within an acceptable range, and working with customers to ensure timely payments, and in certain cases, requiring financial security, including letters of credit. A widespread deterioration of customer credit and business failures of customers could have a material adverse effect on the Company's results of operations, financial position or liquidity.

Liquidity
Disruptions in the financial markets or deterioration of the Company's credit ratings could hinder the Company's access to external sources of funding to meet its liquidity needs. There can be no assurance that changes in the financial markets will not have a negative effect on the Company’s liquidity and its access to capital at acceptable rates.

Supplier risk
The Company operates in a capital-intensive industry where the complexity of rail equipment limits the number of suppliers available. The supply market could be disrupted if changes in the economy caused any of the Company’s suppliers to cease production or to experience capacity or supply shortages. This could also result in cost increases to the Company and difficulty in obtaining and maintaining the Company’s rail equipment and materials. Since the Company also has foreign suppliers, international relations, trade restrictions and global economic and other conditions may potentially interfere with the Company’s ability to procure necessary equipment. To manage its supplier risk, it is the Company’s long-standing practice to ensure that more than one source of supply for a key product or service, where feasible, is available.  Widespread business failures of, or restrictions on suppliers, could have a material adverse effect on the Company’s results of operations or financial position.

Management’s Discussion and Analysis U.S. GAAP

Pension funding
Overall return in the capital markets and the level of interest rates affect the funded status of the Company's pension plans, particularly the Company’s main pension plan, the CN Pension Plan. To determine the funding requirements of the Company’s Canadian pension plans, the funded status is calculated under going-concern and solvency scenarios under guidance issued by the CIA. Adverse changes with respect to pension plan returns and the level of interest rates from the date of the last actuarial valuation as well as changes to existing federal pension legislation may have a material adverse effect on the Company’s results of operations, financial position or liquidity by significantly impacting future pension contributions. The Company’s funding requirements, as well as the impact on the results of operations, are determined upon completion of actuarial valuations, which for the Company’s Canadian pension plans, are generally required by law on a triennial basis or when deemed appropriate by the OSFI. The CIA allows for funding of deficits, if any, to be paid over a number of years.

Availability of qualified personnel
The Company, like other railway companies in North America, may experience demographic challenges in the employment levels of its workforce. Changes in employee demographics, training requirements and the availability of qualified personnel, particularly engineers and trainmen, could negatively impact the Company’s ability to meet demand for rail service. The Company monitors employment levels to ensure that there is an adequate supply of personnel to meet rail service requirements. However, the Company’s efforts to attract and retain qualified personnel may be hindered by specific conditions in the job market. No assurance can be given that demographic or other challenges will not materially adversely affect the Company’s results of operations or its financial position.

Fuel costs
The Company, like other railroads, is susceptible to the volatility of fuel prices due to changes in the economy or supply disruptions. Rising fuel prices could materially adversely affect the Company’s expenses. As such, CN has implemented a fuel surcharge program with a view of offsetting the impact of rising fuel prices. The surcharge applied to customers is determined in the second calendar month prior to the month in which it is applied, and is calculated using the average monthly price of West-Texas Intermediate crude oil (WTI) for revenue-based tariffs and On-Highway Diesel (OHD) for mileage-based tariffs. Increases in fuel prices or supply disruptions may materially adversely affect the Company’s results of operations, financial position or liquidity.

Foreign exchange
The Company conducts its business in both Canada and the U.S. and as a result, is affected by currency fluctuations. The estimated annual impact on net income of a year-over-year one-cent change in the Canadian dollar relative to the US dollar is in the range of $5 million to $10 million. Changes in the exchange rate between the Canadian dollar and other currencies (including the US dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby further affect the Company’s revenues and expenses.

Reliance on technology
The Company relies on information technology in all aspects of its business. While the Company has a disaster recovery plan in place, a significant disruption or failure of its information technology systems could result in service interruptions, safety failures, security violations, regulatory compliance failures or other operational difficulties and compromise corporate information and assets against intruders  and, as such, could adversely affect the Company’s results of operations, financial position or liquidity. If the Company is unable to acquire or implement new technology, it may suffer a competitive disadvantage, which could also have an adverse effect on the Company’s results of operations, financial position or liquidity.

Management’s Discussion and Analysis U.S. GAAP

Transportation network disruptions
Due to the integrated nature of the North American freight transportation infrastructure, the Company’s operations may be negatively affected by service disruptions of other transportation links such as ports and other railroads which interchange with the Company. A significant prolonged service disruption of one or more of these entities could have an adverse effect on the Company’s results of operations, financial position or liquidity.

Weather and climate change
The Company’s success is dependent on its ability to operate its railroad efficiently. Severe weather and natural disasters, such as extreme cold, flooding, drought and hurricanes, can disrupt operations and service for the railroad, including affecting the performance of locomotives and rolling stock, as well as disrupt operations for the Company’s customers. Climate change, including the impact of global warming, could increase the frequency of adverse weather events, which can disrupt the Company's operations, damage its infrastructure or properties, or otherwise have a material adverse effect on the Company’s results of operations, financial position or liquidity. In addition, although the Company believes that the growing support for climate change legislation is likely to result in changes to the regulatory framework in Canada and the U.S., it is difficult to predict the timing or the specific composition of such changes, and their impacts on the Company at this time. Restrictions, caps, and/or taxes on the emission of greenhouse gasses, including diesel exhaust, could significantly increase the Company's capital and operating costs or affect the markets for, or the volume of, the goods the Company carries.

Freight forwarding
CN WorldWide International, the Company’s international freight-forwarding subsidiary, was formed to leverage existing non-rail capabilities. This subsidiary operates in a highly competitive market and no assurance can be given that the expected benefits will be realized given the nature and intensity of the competition in that market.

Controls and procedures

The Company’s Chief Executive Officer and its Chief Financial Officer, after evaluating the effectiveness of the Company’s “disclosure controls and procedures” (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2009, have concluded that the Company’s disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company and its consolidated subsidiaries would have been made known to them.
During the fourth quarter ending December 31, 2009, there was no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
As of December 31, 2009, management has assessed the effectiveness of the Company's internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework. Based on this assessment, management has determined that the Company's internal control over financial reporting was effective as of December 31, 2009, and issued Management’s Report on Internal Control over Financial Reporting dated February 5, 2010 to that effect.

The Company’s 2009 Annual Information Form (AIF) and Form 40-F, may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, respectively. Copies of such documents, as well as the Company’s Notice of Intention to Make a Normal Course Issuer Bid, may be obtained by contacting the Corporate Secretary’s office.

Montreal, Canada
February 5, 2010

Item 5

Statement of CEO Regarding Facts and
Circumstances Relating to Exchange Act Filings

I, Claude Mongeau, certify that:

(1)	I have reviewed this report on Form 6-K of Canadian National Railway Company;

(2)
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3)
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4)
The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

(5)
The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 5, 2010
/s/ Claude Mongeau
Claude Mongeau President and Chief Executive Officer

Item 6

Statement of CFO Regarding Facts and
Circumstances Relating to Exchange Act Filings

I, Luc Jobin, certify that:

(1)	I have reviewed this report on Form 6-K of Canadian National Railway Company;

(2)
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3)
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4)
The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

(5)
The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 5, 2010
/s/ Luc Jobin
Luc Jobin Executive Vice-President and Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: February 5, 2010	By:	/s/ Cristina Circelli
		Name:	Cristina Circelli
		Title:	Deputy Corporate Secretary and General Counsel